                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 7 TO
                                 ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                Date of end of last fiscal year: March 31, 2004

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered

N/A                      N/A                                  N/A

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                  Ariel Delouya
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                             Christopher J. Cummings
                             Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                        Toronto, Ontario, Canada M5L 1E8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2004 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit  (k) 2005 Ontario Economic Outlook and Fiscal Review

                                SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly caused this  amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

November 1, 2005                        By:     /s/ Michael D. Manning
                                        Name:   Michael D. Manning
                                        Title:  Executive Director
                                                Capital Markets Division
                                                Ontario Financing Authority

                              Exhibit Index

Exhibit  (k): 2005 Ontario Economic Outlook and Fiscal Review

                                                                     EXHIBIT (k)

                                 2005 Ontario Economic Outlook and Fiscal Review
                                                               Background Papers

     [THE ONTARIO COAT OF ARMS]

General inquiries regarding the 2005 Ontario Economic Outlook and Fiscal Review,
Background Papers should be directed to:

Ministry of Finance
95 Grosvenor Street, Queen's Park
Frost Building North, 3rd Floor
Toronto, Ontario M7A 1Z1

or call:
Ministry of Finance Information Centre
 Toll-free English inquiries               1-800-337-7222
 Toll-free French inquiries                1-800-668-5821
 Teletypewriter (TTY)                      1-800-263-7776

For electronic copies of this document, visit our Web site at
www.fin.gov.on.ca

Printed copies are available from:
Publications Ontario
 880 Bay Street, Toronto, Ontario      M7A 1N8
 Telephone:                               (416) 326-5300
 Toll-free:                               1-800-668-9938
 TTY Toll-free:                           1-800-268-7095
 Web site:                                www.publications.gov.on.ca

©Queen's Printer for Ontario, 2005
 ISSN 1483-5967

Ce document est disponible en francais sous le titre :
Perspectives economiques et revue financiere de l'Ontario de 2005, Documents d'information

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                                                                      2005 Ontario Economic Outlook and Fiscal Review
---------------------------------------------------------------------------------------------------------------------------
Ontario's Economic and Revenue Outlook                                                                              1

ANNEX I
ONTARIO'S ECONOMIC AND REVENUE OUTLOOK
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

INTRODUCTION AND OVERVIEW

         This annex outlines Ontario's current economic and revenue outlook.(1) It discusses how these have evolved since the 2005 Budget. Although the global economic environment is constantly changing, as are Ontario's growth prospects, the province's economic outlook is positive and the fiscal plan remains on track.

         During the first half of 2005, the Ontario economy demonstrated considerable resilience in the face of higher oil prices and the strong Canadian dollar. The average private-sector forecast for Ontario real growth in 2005 has increased from 2.3 per cent at the time of the 2005 Ontario Budget to 2.5 per cent currently. Based on the positive developments to date, the Ministry of Finance real gross domestic product (GDP) growth assumption for
         2005 has been increased from 2.0 per cent at the time of the 2005 Ontario Budget to 2.2 per cent currently.

         While Ontario's economic growth has exceeded expectations during the first half of 2005, the sharp increases in oil prices and the Canadian dollar since Hurricanes Katrina and Rita have affected the province's growth prospects for the future. Private-sector forecasts for Ontario real growth in 2006 have decreased from 2.9 per cent at the time of the 2005 Ontario Budget to 2.6 per cent currently.

------------------------------------------------------------------------------------------------------------------------
ONTARIO ECONOMIC OUTLOOK
(PER CENT)
------------------------------------------------------------------------------------------------------------------------
---------------------------------- -------------- ------------- -------------- ------------- -------------- ------------
                                            2003          2004          2005p         2006p          2007p        2008p
                                   -------------- ------------- -------------- ------------- -------------- ------------
Real GDP Growth                              1.7           2.8            2.2           2.6            3.2          3.3
Nominal GDP Growth                           3.3           4.7            4.1           4.5            4.8          5.0
Unemployment Rate                            7.0           6.8            6.7           6.5            6.3          6.1
CPI Inflation                                2.7           1.9            2.3           2.2            1.8          1.9
---------------------------------- -------------- ------------- -------------- ------------- -------------- ------------
------------------------------------------------------------------------------------------------------------------------
p = projection.
Sources: Statistics Canada and Ontario Ministry of Finance.
------------------------------------------------------------------------------------------------------------------------

         Private-sector forecasters expect Ontario's real economic growth to average 2.9 per cent annually over the 2005 to 2008 period. This forecast reflects the interplay of external forces, including the stronger Canadian dollar, interest rates, the health of the U.S. economy and higher oil prices. Over the past few years, both oil prices and the Canadian dollar have moved in a direction that has restrained Ontario's economic growth. From 2001 to
         2004, real GDP increased by an annual average rate of 2.3 per cent, compared to its 20-year average of 3.0 per cent. Employment is expected to rise by 1.2 per cent in 2005, following a 1.7 per cent gain in 2004. This has resulted in modest gains in personal income and spending.

         Over the 2007 to 2008 period, growth is expected to improve as the economy adjusts to the strong dollar and higher oil prices. Private-sector forecasters expect real output to rise by 3.2 per cent in 2007 and 3.3 per cent in 2008. These projections of economic growth support the outlook for revenue growth over the 2005-06 to 2008-09 period.  The Ontario Ministry of Finance's revised planning assumptions for 2005 to 2008 are at or below the private-sector average.

         The Ontario economy has added 193,100 net new jobs since September 2003. This year, average annual employment is expected to grow by 77,000 jobs. There have been strong job gains in wholesale and retail trade; education;
         finance, insurance, real estate and leasing; and construction. Job gains have lowered the unemployment rate to
         6.4 per cent in September 2005.

[BAR CHART SHOWING ONTARIO EMPLOYMENT IN THOUSANDS FROM 2004 PROJECTED TO 2008.]

         Ontario employment is expected to increase by 1.4 per cent in 2006, following an estimated gain of 1.2 per cent in 2005, or 167,000 jobs over this two-year period. Economic growth is projected to strengthen in 2007 and 2008, generating an additional 242,000 jobs, an average increase of 1.9 per cent a year.  This will bring Ontario's unemployment rate down to 6.1 per cent in 2008.

         Ontario is part of the North American manufacturing heartland and is well situated to serve major Canadian and
         U.S. markets. Ontario's top 10 manufacturing export industries-- contributing 89 per cent of total manufacturing exports-- enjoy significant skills and knowledge advantages, as well as competitive labour costs, when compared to the United States.

         Ontario's top 10 manufacturing export industries have a higher proportion of their workforce that have completed postsecondary education than their counterparts in the United States. In Ontario, about 48 per cent of the workforce in these industries have completed postsecondary education. In the United States, 32 per cent have completed postsecondary education.

[BAR CHART SHOWING ONTARIO UNEMPLOYMENT AS A PERCENTAGE FROM 2004 PROJECTED TO 2008.]

------------------------------------------------------------------------------------------------------------------------
ONTARIO'S TOP 10 MANUFACTURING EXPORT INDUSTRIES SKILLS ADVANTAGE (2001)
SHARE OF WORKFORCE WITH COMPLETED POSTSECONDARY EDUCATION
------------------------------------------------------------------------------------------------------------------------
-------------------------------------- -------------- ---------- ---------------------- ---------------- ---------------
                                                                   Ontario's Skills
                                                                     Advantage %*          Ontario %         U.S.%
-------------------------------------- -------------- ---------- ---------------------- ---------------- ---------------
-------------------------------------- -------------- ---------- ---------------------- ---------------- ---------------
Motor Vehicle and Equipments                                              16                  43               27
Chemicals                                                                 12                  60               48
Machinery                                                                 27                  60               33
Primary Metals                                                            25                  47               22
Computer and Electronics                                                  16                  70               55
Plastic and Rubber                                                        13                  37               24
Food                                                                      19                  39               20
Pulp and Paper                                                            16                  42               26
Fabricated Metal                                                          25                  47               22
Furniture                                                                 18                  36               18
-------------------------------------- -------------- ---------- ---------------------- ---------------- ---------------
-------------------------------------- -------------- ---------- ---------------------- ---------------- ---------------
Total                                                                     16                  48               32
-------------------------------------- -------------- ---------- ---------------------- ---------------- ---------------
------------------------------------------------------------------------------------------------------------------------
* Ontario's per cent of workforce with completed postsecondary education minus that of the United States.
Ages 25 and older. Numbers do not add due to rounding.
Sources:          Statistics Canada, U.S. Bureau of Labor Statistics, and Ontario Ministry of Finance comparisons based on OECD standardized educational attainment categories.
------------------------------------------------------------------------------------------------------------------------

         For seven of the top 10 manufacturing export industries(2), Ontario labour costs (wages plus health costs) are lower than in the United States at 81.8 cents US (the average exchange rate for the past 12 months). These seven
         Ontario industries contribute 72 per cent of the province's total manufacturing exports. The industries with the highest labour-cost advantage in 2003 included computer and electronics (15 per cent), the automotive sector (12 per cent) and chemicals (11 per cent). The projected 2006 exchange rate of 84.4 cents US for the Canadian dollar in this report would reduce the labour-cost advantage for these Ontario industries by roughly three percentage points, although they remain competitive.

         The short-term economic outlook is strongly influenced by events originating outside Ontario, such as oil prices, the high Canadian dollar and U.S. economic growth. The provincial government has little or no influence over these developments, but it does influence the long-term trends that ultimately determine the standard of living in Ontario.

         As stated in the October 2005 Throne Speech, the government is aiming to strengthen Ontario's underlying advantages, which will help maintain strong growth in the face of increasing global competition and volatility.

STRENGTHENING ONTARIO'S ECONOMIC ADVANTAGE
The key features of the Ontario Government's strategy are:

• Education  and skills,  because a  well-educated  population  is vital to attracting  investment and boosting  productivity  in all areas of a modern high-tech economy. Toyota's recent decision to build a new plant in Ontario was heavily  influenced by the high quality of the workforce  they found in their previous operations in Ontario.

•  Improving  the  health  of  our  people,  because  healthy  workers  are productive workers.  The availability of universal,  cost-effective  health care is a major cost saving for Ontario employers.

•  Innovation  for the 21st  century,  to ensure  that  Ontario  is at the forefront of new  discoveries,  with the ability to turn them into products and services and market them to the world.

• Leveraging  our  diversity:  Ontario  attracts the best and the brightest from around the world. This will be an increasing  advantage for Ontario as our  population  ages,  and we have to make the  most of it by  eliminating barriers that hinder the full and  productive  integration of new Canadians into our workforce.

• Getting the  fundamentals  right:  Ontario is committed to a sound fiscal policy,  and  ensuring  that public  infrastructure  and  electricity  are provided in a timely and cost-effective manner.

         The $6.2 billion Reaching Higher plan announced in the 2005 Budget will invest in postsecondary education and training over the next five years, further strengthening the competitive advantage of Ontario's economy and supporting the Ontario Government's Strong People, Strong Economy priority.

--------------------------------------------------------------------------------------------------------------------
POSTSECONDARY EDUCATION INITIATIVES: REACHING HIGHER
As announced in the 2005 Ontario Budget, $6.2 billion in new investments are being made in postsecondary education by 2009-10 to enhance Ontario's competitive advantage:

•      A significant increase in the number of students enrolled at universities and colleges.
•      14,000 more students in graduate education by 2009-10.
•      Enhanced student assistance for 135,000 students starting this year, including 32,000 receiving low-income tuition grants.
•      A new Ontario Trust for Student Support to establish endowments for student bursaries.
•      Initiatives to improve access for people previously under-represented in higher learning.
•      New funding to improve health education and expand first-year medical spaces by 23 per cent.
•      Additional capital support to expand graduate and medical school education.
•      Funding for new labour-market services and initiatives for new Canadians.

--------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
INITIATIVES FOR NEW CANADIANS
The Ontario Government has introduced initiatives to ensure new Canadians can contribute the skills they bring to the province:

•      Over 35 Bridge Training projects to help qualified new Canadians move quickly into the labour market.
•      Continued funding for the World Education Services Canada (WES) to assess the educational qualifications of newcomers.
•      Career planning information for 22 professions and 13 skilled trades and new labour-market information Web sites to assist internationally trained individuals.
•      Reduced barriers and improved opportunities by working with 36 occupational regulators.
•      A new immigration portal on the Internet to provide timely labour-market and skills accreditation information to prospective newcomers.
•      Progress made in establishing a One-Stop Training and Employment System to provide seamless access to all training and employment programs.
•      Progress being made to conclude an immigration agreement with the federal government to provide new funding for settlement and language training, including funding English-as-a-Second-Language to provide training for an additional 30,000 newcomers to Ontario.
•      An International Medical Graduate (IMG) program to provide training, assessment and support to ensure internationally trained medical professionals can become registered and practise in Ontario.

---------------------------------------------------------------------------------------------------------------------

         Additional information on Ontario's economic performance can be found in Annex VI, Economic Data Tables.

---------------------------------------------------------------------------------------------------------------------------
SECTION I: ONTARIO ECONOMIC OUTLOOK

         This section outlines the Ontario economic outlook for 2005 to 2008. In order to establish reasonable fiscal plans, the government monitors and consults with private-sector forecasters to develop a set of economic projections. The assumptions about Ontario's economic performance that are used in fiscal planning are typically at or below the average private-sector forecast.

         Currently, private-sector economists, on average, expect Ontario real GDP growth of 2.5 per cent in 2005, 2.6 per cent in 2006, 3.2 per cent in 2007 and 3.3 per cent in 2008.

------------------------------------------------------------------------------------------------------------------------
PRIVATE-SECTOR FORECASTS FOR ONTARIO REAL GDP GROWTH
(PER CENT)
------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------- ---------------- ---------------- ---------------- -----------------
                                                               2005             2006             2007              2008
                                                    ---------------- ---------------- ---------------- -----------------

Conference Board (October)                                      2.4              2.9              3.4               3.4
Global Insight (October)                                        2.9              2.5              2.8               3.0
Centre for Spatial Economics (August)                           2.4              3.0              3.0               3.0
University of Toronto (September)                               2.8              2.1              3.4               3.6
Bank of Montreal (August)                                       2.7              3.4                -                 -
RBC Financial (October)                                         2.4              3.1                -                 -
Scotiabank (October)                                            2.3              2.0                -                 -
TD Bank (September)                                             2.6              2.7                -                 -
Nesbitt Burns (October)                                         2.3              2.3                -                 -
CIBC World Markets (October)                                    2.3              1.8                -                 -
--------------------------------------------------- ---------------- ---------------- ---------------- -----------------
--------------------------------------------------- ---------------- ---------------- ---------------- -----------------
Average                                                         2.5              2.6              3.2               3.3
--------------------------------------------------- ---------------- ---------------- ---------------- -----------------
------------------------------------------------------------------------------------------------------------------------
Source: Ontario Ministry of Finance Survey of Forecasts (October 2005).
------------------------------------------------------------------------------------------------------------------------

CHANGES IN PRIVATE-SECTOR FORECASTS FOR EXTERNAL FACTORS
         Although Ontario's economic performance so far in 2005 has exceeded expectations in terms of output, employment and incomes, there have been a number of developments in the global economy that pose significant challenges.

         Oil prices have risen higher and faster than almost any forecaster had projected. Other key commodity prices have increased sharply as well, including natural gas, metals and minerals. This raises costs for Ontario's businesses and consumers.

         As commodity prices have climbed this year, the Canadian dollar's appreciation has gathered momentum. The currency touched a 13-year high against the U.S. dollar in late September 2005. This hinders the ability of
         Ontario businesses to compete in the global economy. However, the high dollar benefits some Ontario households and businesses by lowering the cost of imported consumption goods and investment in machinery and equipment.

         The U.S. economy has continued to grow at a strong pace, close to the projections underlying the 2005 Ontario
         Budget. The devastation caused by Hurricanes Katrina and Rita temporarily disrupted the U.S. economy, but rebuilding efforts may stimulate activity in the final months of 2005 and the first part of 2006. High levels of consumer debt and the massive U.S. fiscal and current account deficits raise questions about the sustainability of U.S. economic growth.

         Short-term interest rates have remained close to levels expected in May 2005. Long-term rates, however, have been significantly lower than expected.  The Bank of Canada has increased its target for the overnight interest rate twice in the past two months, and has signalled that there are likely to be additional increases in the coming year.

         The table below highlights the changes since the Budget in the average private-sector forecast of several external factors that are key determinants of Ontario's economic growth.

-------------------------------------------------------------------------------------------------------------------

KEY EXTERNAL FACTORS AFFECTING ONTARIO'S ECONOMY
AVERAGE PRIVATE-SECTOR FORECAST
-------------------------------------------------------------------------------------------------------------------
----------------------------------------------- -------------------------------- ----------------------------------
                                                         2005 Outlook                      2006 Outlook
                                                -------------------------------- ----------------------------------
                                                   2005 Budget          Current      2005 Budget           Current
                                                           May          October              May           October
                                                --------------- ---------------- ---------------- -----------------
                                                --------------- ---------------- ---------------- -----------------
Canadian Dollar (Cents US)                                82.0             82.4             82.4              84.4
Crude Oil ($ US per Barrel)                               49.1             57.4             44.5              59.1
U.S. Real GDP Growth (Per Cent)                            3.4              3.5              3.3               3.3
3-month Treasury Bill Rate (Per Cent)                      2.6              2.7              3.3               3.5
10-year Government Bond Rate (Per Cent)                    4.5              4.1              5.0               4.5
-------------------------------------------------------------------------------------------------------------------
Sources: Consensus Economics, Blue Chip Economic Indicators and Ontario Ministry of Finance Survey of Forecasts.
-------------------------------------------------------------------------------------------------------------------

         The most significant change in private-sector forecasts has been a dramatic rise in the outlook for oil prices.
         At the time of the Budget, forecasters projected crude oil prices would average $49.10 US per barrel in 2005 and ease to $44.50 US in 2006. Since then, assessments of the price of oil have been revised substantially higher, with the average private-sector projection now $57.40 US per barrel in 2005 and $59.10 US per barrel in 2006.

         Forecasts of the Canadian dollar currently average 84.4 cents US for 2006-- two cents higher than projected at the time of the Budget.

         External factors have a significant bearing on the performance of the Ontario economy and deviations from their projected path can cause the province's growth to be slower or faster.

         The table on the next page shows the typical range for the first- and second-year impact of changes in these external factors on the real growth of our economy. These estimates are based on historical relationships and illustrate the upper and lower bounds for the average response. The results show the implications of changes in key assumptions in isolation from changes to other external factors. The combination of other circumstances can also have a substantial bearing on the actual outcome. The range of possible impacts reflects a variety of factors. For example:

• A  percentage  point  increase in U.S.  real growth  would add 0.3 to 0.7 percentage  points to real  growth in  Ontario in the first  year.  In this case, the range in part reflects the fact that the impact on Ontario growth depends on the composition of U.S. growth.

• A five-cent rise in the Canadian  dollar would reduce Ontario real growth by 0.2 to 0.9  percentage  points in the first year.  This range reflects a number of  uncertainties,  such as the  extent to which  firms  pass  lower import costs through to domestic prices for goods and services in Canada.

• A  sustained  $10 US per barrel  increase in the price of world crude oil would  lower  U.S.  growth  and trim  Ontario's  real  growth by 0.3 to 0.7 percentage points in the first year. This impact assumes a matching rise in natural gas prices since it is a substitute source of energy.  The range is due in part to  uncertainty  regarding  the degree to which  higher  energy costs affect consumer and business expectations and behaviour.

• A one  percentage  point  rise in nominal  interest  rates  would  reduce
     Ontario real GDP growth by 0.1 to 0.5 percentage  points in the first year.
     Real  growth  would be reduced  further in the  second  year,  owing to the length of time it takes for  monetary  policy  changes to affect  spending.
     Higher  interest  rates  discourage  interest-sensitive  spending  such  as housing and durable goods purchases.  The range in part reflects the extent to which the negative impact would be offset by higher interest income.

------------------------------------------------------------------------------------------------------------------------
IMPACTS OF CHANGES IN KEY ASSUMPTIONS ON ONTARIO REAL GDP GROWTH*
(PERCENTAGE POINT CHANGE)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------- ------------------------ ---------------------
                                                                                First Year             Second Year
                                                                          ------------------------ ---------------------
Canadian Dollar Appreciates by Five Cents US                                   -0.2 to -0.9            -0.7 to -1.4
World Crude Oil Prices Increase by $10 US per Barrel                           -0.3 to -0.7            -0.1 to -0.5
U.S. Real GDP Growth Increases by One Percentage Point                         +0.3 to +0.7            +0.4 to +0.8
Canadian Interest Rates Increase by One Percentage Point                       -0.1 to -0.5            -0.2 to -0.6
------------------------------------------------------------------------- ------------------------ ---------------------
------------------------------------------------------------------------------------------------------------------------
*Impacts based on changes being sustained.
Source: Ontario Ministry of Finance.
------------------------------------------------------------------------------------------------------------------------

CHANGES IN THE ECONOMIC OUTLOOK FOR 2005
         The Ontario economy has shown remarkable resilience to date in the face of mounting external pressure from higher oil prices and the stronger Canadian dollar. Data thus far in 2005 show the actual performance of the Ontario economy has exceeded expectations. This has led to a cautious upward adjustment to the Ministry of Finance economic outlook for 2005.

         Real GDP is now expected to increase by 2.2 per cent in 2005, up from the Budget's projection of 2.0 per cent. As a result of stronger economic growth, job creation has been stronger, with employment now expected to increase by
         1.2 per cent, above the 1.0 per cent projection in the Budget. The better showing in the labour market has bolstered the consumer sector. Personal income is projected to increase by 4.2 per cent this year, compared to the Budget forecast of 3.8 per cent, while the outlook for retail sales growth has been raised from 4.0 per cent to 5.0 per cent. Housing starts are projected to reach 78,600 units this year, up from the Budget view of 75,400.
         The business sector is performing better than anticipated as well, with corporate profits expected to grow by
         5.2 per cent in 2005, compared to the Budget assumption of 3.0 per cent.

         The table below shows changes in key forecast components compared to the Budget projections for 2005.

------------------------------------------------------------------------------------------------------------------------
THE ONTARIO ECONOMY IN 2005
(PER CENT CHANGE)
------------------------------------------------------------------------------------------------------------------------
                                                                                          2005              2005
                                                                                         Budget          Fall Update
----------------------------------------------------------------------------------- ----------------- ------------------
Real Gross Domestic Product                                                               2.0                2.2
     Personal consumption                                                                 2.6                3.2
     Residential construction                                                             0.8                0.8
     Non-residential construction                                                         1.8                1.6
     Machinery and equipment                                                              10.3               5.2
     Exports                                                                              2.0                1.1
     Imports                                                                              4.9                2.8
Nominal Gross Domestic Product                                                            3.9                4.1
Other Economic Indicators
     Retail sales                                                                         4.0                5.0
     Housing starts (000s)                                                                75.4              78.6
     Personal income                                                                      3.8                4.2
     Wages and salaries*                                                                  3.6                4.1
     Corporate profits                                                                    3.0                5.2
     Consumer Price Index                                                                 2.1                2.3
Labour Market
     Employment                                                                           1.0                1.2
     Job creation (000s)                                                                   65                77
     Unemployment rate (per cent)                                                         6.7                6.7
----------------------------------------------------------------------------------- ----------------- ------------------
------------------------------------------------------------------------------------------------------------------------
*Includes supplementary labour income.
Source: Ontario Ministry of Finance.
------------------------------------------------------------------------------------------------------------------------

OIL PRICES
         Oil prices have risen dramatically over the past three years, more than doubling from under $30 US per barrel in
         September 2003 to a record $70 US in late August of this year. The steep increase in oil prices over this period reflects, in large part, strong global demand, particularly from China, and the lowest level of worldwide spare production capacity in three decades. Other factors have played a role as well, including political unrest in key oil-producing regions.

         The main drivers behind the dramatic rise in oil prices are likely to remain in place in the near term, augmented by the disruption of production and refining capacity in the Gulf of Mexico. As a result, the average private-sector forecast, measured by Consensus Economics, is for high oil prices to persist. The price of crude oil is projected to be $62.00 US per barrel in January 2006, easing to $57.30 US in October 2006. It should be noted that there is a considerable difference of opinion among forecasters about the likely path of oil prices, with forecasts for October 2006 ranging from a low of $48 US per barrel to a high of $75 US.

[LINE GRAPH SHOWING CRUDE OIL PRICES FROM 1998 TO 2005.]

[LINE GRAPH SHOWING THE ACTUAL AND INFLATION-ADJUSTED CRUDE OIL PRICES FROM 1970 PROJECTED TO 2005.]

         Over the longer term, many forecasters expect crude oil prices to ease to about $50 US in 2007 and 2008, reflecting a better balance between supply and demand. Though a moderation from current levels, this would still be well above the price range expected for oil as recently as June.

         Crude oil is a key commodity for all major industrialized economies, particularly the United States, which consumes about a quarter of global production. The Ontario economy is vulnerable to high oil prices because it imports virtually all of the oil required to meet consumer and business demand.

         In the current environment, three major factors suggest it is unlikely that the run-up in oil prices by itself will significantly slow U.S. economic growth:

•      The recent rise in oil prices has been driven in large part by demand. The increase has been more gradual and of longer duration than during previous periods, when sharp and sudden withdrawals of oil supply caused wild price fluctuations. For example, the price of crude oil jumped 168 per cent in 1974, 152 per cent between 1978 and 1980, and 111 per cent between 1998 and 2000. By comparison, oil prices increased 59 per cent between 2002 and 2004, and a further 39 per cent in 2005 (based on the average private-sector forecast for 2005)-- a total increase of 120 per cent over these three years. The difference in the recent period has been the persistence in price increases, with crude oil up a record nine straight quarters.

•      In inflation-adjusted terms, the price of oil today remains well below the record levels reached in the early
                  1980s.

•      The U.S. economy is less reliant on energy than in the past. Energy intensity, as measured by the ratio of energy consumption to U.S. real GDP, has declined by about 50 per cent over the last 35 years.

•      The Ontario economy is also more energy efficient. Since 1981, Ontario real GDP has almost doubled while the province's consumption of petroleum products has risen by about 17 per cent and consumption of natural gas has risen by only 48 per cent.

U.S. ECONOMY
         The U.S. economy is expected to grow by 3.5 per cent in 2005, easing from a gain of 4.2 per cent in 2004, the fastest pace of growth since 1999. Economists expect growth to moderate but remain healthy. The Blue Chip
         Economic Indicators survey calls for U.S. real GDP growth of 3.3 per cent in 2006 and 3.2 per cent in both 2007 and 2008.

         The strength and composition of the U.S. expansion are key determinants of the pace of growth in Ontario. The
         U.S. economy is Ontario's largest export market. Exports to the United States accounted for over 90 per cent of
         Ontario international merchandise exports in 2004, led by the automotive sector at 45.3 per cent of the total.

         There are a number of risks to the U.S. outlook.  Taken together, surging energy prices, rising interest rates and burgeoning personal debt levels could begin to dampen household spending. The potential for softening house prices could reduce funds available from home-equity financing. Higher gasoline prices appear to have curbed, at least temporarily, consumer demand for vehicles, especially models with low gas mileage.

         There is concern that the record size of the U.S. budget and current account deficits leave the economy exposed to a potential cutback in foreign capital inflows. As of the second quarter of 2005, the U.S. current account deficit was equivalent to 6.3 per cent of GDP, surpassing 2004's record of 5.7 per cent. Government spending associated with post-hurricane rebuilding is providing near term stimulus, but soaring import prices for commodities and other materials are expected to push both the fiscal and current account deficits higher in 2006.

         Over the past decade, U.S. growth has been driven by domestic demand, while international trade has been a drag on economic growth. If confidence in the U.S. economy were to weaken, the U.S. dollar could depreciate sharply, causing interest rates to rise rapidly, weakening overall U.S. economic activity. Ontario's economy, which is closely tied to the U.S. economy, would also suffer in such a scenario. However, forecasts for continued U.S.
         economic growth indicate that economists expect the current account and fiscal deficits to be reduced gradually over time without an abrupt setback. Forecasts for U.S. real GDP growth in 2006, among the over 50 forecasters surveyed by the Blue Chip Economic Indicators, range from 2.5 to 4.0 per cent.

[BAR CHART SHOWING THE U.S. REAL GDP GROWTH FROM 2002 PROJECTED TO 2008.]
[BAR CHART SHOWING THE U.S. CURRENT ACCOUNT BALANCES FROM 1985 TO 2003.]
[BAR CHART SHOWING THE U.S. FISCAL BALANCE FROM 1985 TO 2003.]
[LINE GRAPH SHOWING THE VALUE OF THE CANADIAN DOLLAR IN CENTS U.S. FROM 1980 PROJECTED TO 2008.]

THE CANADA-U.S. EXCHANGE RATE
         The Canadian dollar has appreciated markedly against the U.S. dollar over the past three years. Since early 2002, the dollar has risen 38 per cent against the U.S. currency, reaching a 13-year high of over 86 cents US in late
         September 2005. The Canadian dollar has also appreciated against other currencies recently, rising over 13 per cent against the euro and close to 11 per cent against the Japanese yen since last December. The Canadian dollar's strength in recent years is a reflection of solid economic fundamentals and rising commodity prices.

         The rapid increase in the Canadian dollar is a challenge for Ontario manufacturers who sell their goods in an increasingly competitive global marketplace. Manufacturers, who make up 21 per cent of Ontario's economic activity, are responding by investing to raise productivity. In addition, production is moving towards higher value-added products.

         About 60 per cent of Ontario machinery and equipment is imported from the United States. The higher dollar lowers the cost of machinery and equipment imports that help to increase productivity. At the same time, the higher dollar increases the purchasing power of Ontario consumers by lowering prices for imported consumption goods and reducing the costs of travelling outside Canada.

         There is considerable difference of opinion about the future path of the dollar. Private-sector forecasts for the average value of the dollar in 2006 range from a low of 80.5 cents US to a high of 88.5 cents US, averaging 84.4 cents US.

-----------------------------------------------------------------------------------------------------------------------
PRIVATE-SECTOR FORECASTS FOR THE CANADIAN DOLLAR
(CENTS US)
-----------------------------------------------------------------------------------------------------------------------
                                              2003         2004         2005p         2006p        2007p         2008p
                                      ------------- ------------ ------------- ------------- ------------ -------------
     Average                                  71.4         76.8          82.4          84.4         82.9          83.6
     High                                        -            -             -          88.5         86.4          85.9
     Low                                         -            -             -          80.5         79.8          81.0
------------------------------------- ------------- ------------ ------------- ------------- ------------ -------------
-----------------------------------------------------------------------------------------------------------------------
 p = private-sector survey average.
Sources: Bank of Canada and Ontario Ministry of Finance Survey of Forecasts (October 2005).
-----------------------------------------------------------------------------------------------------------------------

EXPORTS FACE COMPETITIVE PRESSURES
         Facing the significant challenges of a high dollar and high oil prices, Ontario export volumes are expected to increase marginally in 2005, rising by only 1.1 per cent. Ontario exporters are adjusting to the higher dollar by increasing productivity, lowering input costs and shifting towards higher-value products. Over the medium term, exports are expected to strengthen, supported by rising demand in the rest of Canada, the United States and other regions of the world.

         The auto sector accounted for 45.3 per cent of Ontario's merchandise exports to the United States in 2004.
         Although U.S. auto sales in 2005 are likely to be close to last year's pace of 17.3 million units, this has required heavy incentives such as "employee discount programs," which are likely shifting sales from the near future. Private-sector forecasters expect U.S. auto sales to ease to 17 million units in 2006 and remain close to that level in 2007 and 2008. Weak profits will limit the auto industry's capacity to keep relying on incentives to sustain sales. Ontario's share of North American vehicle production has risen from 15.7 per cent in 2003 to an estimated 16.4 per cent in 2005. Over the medium term, Ontario auto exports will benefit from new production lines, including the new Toyota plant in Woodstock, which is scheduled to begin production in 2008.

         Machinery and equipment exports, which accounted for 19.8 per cent of the province's merchandise exports in 2004, are up a modest 2.0 per cent so far this year, as firms face more intense international competition. As manufacturing firms adjust to the higher dollar, Ontario's machinery and equipment exports are expected to strengthen. Real business investment on machinery and equipment in the United States is projected to increase by
         11.7 per cent in 2005 and 9.6 per cent in 2006.

         Industrial goods and materials exports (such as iron, steel, other metals, rubber and plastics), which account for about 20 per cent of Ontario's merchandise exports, have been the strongest export category this year, up 8.1 per cent on a year-to-date basis. Overall world economic growth is strong, leading to buoyant demand for industrial materials. Increased demand for industrial goods and materials from the rest of Canada, the United
         States and the rest of world will contribute to strengthening Ontario exports of these products.

         China and India have become growing markets for Ontario exports. Over the past four years, Ontario merchandise exports to India increased dramatically, climbing 76 per cent, followed by China (up 63 per cent), Europe (up 36 per cent) and Japan (up 12 per cent).  Over the medium term, China's economy is expected to grow by over 8.0 per cent per year and India's growth is expected to be close to 7.0 per cent per year, creating opportunities for
         Ontario exporters to increase sales to these countries.

         Other provinces and territories are also important markets for Ontario's exports. Sales to other provinces have increased from 26 per cent of total exports in 2000 to 29 per cent in 2004. Higher energy prices dampen growth in central Canada but provide a boost to the energy-producing regions in the rest of Canada.  Ontario exports of goods and services to the rest of Canada are expected to grow, driven by strong demand in Western Canada.

[BAR CHART SHOWING THE ONTARIO REAL INTERNATIONAL AND INTERPROVINCIAL TRADE FOR EXPORTS AND IMPORTS FROM 2000 PROJECTED TO 2008.]

ONTARIO'S FORESTRY SECTOR INVESTMENTS
Ontario is providing $680 million to help the forestry sector compete in the current market and foster a new generation of jobs.

• $350 million in loan guarantees to stimulate new investments.

•  $150  million  to  help  lever   investments  in  energy   conservation,
     co-generation  value-added  manufacturing,  improved  fibre-efficiency  and other areas.

• $28 million  annually to fund  maintenance of primary forest access roads and help reduce delivered wood costs.

• $10 million  annually to enhance the forest  resource  inventory  to help ensure the long-term sustainability of wood supplies.

• $1 million annually to establish an Ontario Wood Promotion Program.

• Ministry of Natural  Resources is  streamlining  and  expediting  various approval processes with respect to forestry operations.

•  Ontario   Power   Authority   is   developing   incentives   to  support
     co-generation, energy efficiency and renewable energy.

RESEARCH AND INNOVATION FOR ECONOMIC GROWTH
Innovation is important for enhancing productivity and economic competitiveness. Faced with rising competition and a challenging international environment, Ontario firms must continue to turn new ideas into new products and services.

Ontario provides a mix of direct funding and competitive tax incentives to encourage research to produce good ideas and to encourage commercialization and partnerships between industry and research institutions.

The McGuinty government's commitment to strengthening Ontario's economy through research and innovation has been reinforced through several major announcements:

• The 2004 Ontario Budget expanded the focus of the government's innovation
     programs  to  enhance   commercialization   in  Ontario's  public  research
     institutions,    including   the   $27   million   Ontario   Research   and
     Commercialization    Program   (ORCP)   and   the   $36   million   Ontario
     Commercialization Investment Funds (OCIF) program.

• The  2005  Ontario  Budget  announced  consolidation  of  major  research programs  totalling  $730 million,  including a $300 million  investment in research  infrastructure  announced by Premier McGuinty in October 2004. To date,  $101.2  million of this $300  million has been  awarded  through the
     Ontario Research Fund to 20 universities and research  institutions for 360 innovation projects.  This includes $53.2 million announced on December 16,
     2004 and $48 million announced on October 28, 2005.

• Premier  McGuinty  announced  on June 29,  2005 that he will lead a newly created  Ministry  of  Research  and  Innovation  to  develop  and  drive a co-ordinated and  comprehensive  research and innovation  agenda across all government ministries.

• The Premier described his vision for the new ministry and the creation of a new Ontario Research and Innovation Council at the opening of the Medical and Related Sciences (MaRS) centre on September 26, 2005.

• On October 7, 2005,  the Premier  announced a commitment  of $3.3 million over three  years to  support  the new  Toronto  Region  Research  Alliance
     (TRRA).

• The October 2005 Throne Speech also noted the  government's  partnerships with key industry sectors such as automotive manufacturing, agriculture and forestry to enhance their competitiveness  through innovation and access to export markets.

BUSINESS AND FINANCIAL SERVICES
Based on employment, business and financial services are Ontario's two largest trade-based industry clusters, followed by the automotive industry, according to the Institute for Competitiveness and Prosperity.  Together they also play a key supporting role in enabling investment, competitiveness and economic growth in other Ontario industry sectors.

• Ontario is the business  head-office  and financial  services  capital of
     Canada. According to the National Post, in 2004 Ontario accounted for about half of the top 500 head  offices in Canada,  with Toronto  accounting  for almost 80 per cent of the Ontario total.  Within North America,  Toronto is the third-largest  financial centre,  behind New York and Chicago,  and was number one for financial-sector job creation over the past 10 years.

These sectors are facing growing competition from other jurisdictions in North America and globally. The continued growth of the business and financial services sectors hinges on three key competitive drivers: an efficient and effective business and financial regulatory and tax framework that helps attract business corporations and investors; the high level of professional skills and postsecondary education of its knowledge-based workers; and modern infrastructure that contributes to vibrant urban centres.

To support business competitiveness and Ontario's economic advantage, the Ontario Government:

• Is supporting skills development and postsecondary  education,  including
     $6.2  billion for  universities,  colleges,  training  and  apprentices  by
     2009-10.

• Reaffirmed  its  commitment to making  Canada's  securities  markets more competitive  and more  efficient by  establishing  a panel to design a more detailed proposal for a common securities regulator.

• Is  following  through  on its 2004  Budget  commitment  to support a new generation of economic growth by introducing a bill to replace the Mortgage
     Brokers Act in 2005 and to  introduce  amendments  to the Credit  Union and
     Caisses Populaires Act, 1994.

INTEREST RATES AND INFLATION
         Over the past two months, the Bank of Canada has increased its benchmark target for the overnight interest rate by a total of half a percentage point, to 3.0 per cent. The major factor pushing the Bank of Canada to raise interest rates is its perception that the Canadian economy is operating at close to full capacity. According to the Bank of Canada's quarterly Business Outlook Survey, the proportion of firms expecting inflation to exceed the
         Bank of Canada's two per cent target rose from 64 per cent in the spring survey to 87 per cent in the autumn. It is expected that the Bank of Canada will continue to increase interest rates over the next year to contain potential inflationary pressures and prevent the rise in energy prices from becoming embedded in higher inflation expectations.

         Canadian three-month treasury bill rates are expected to rise from 2.7 per cent in 2005 to 3.5 per cent in 2006 and average 4.2 per cent in 2007 and 2008. Ten-year Government of Canada bond yields are expected to increase modestly, rising from an average of 4.1 per cent in 2005 to 4.5 per cent in 2006, and an average of 5.5 per cent over the 2007 to 2008 period. This results from further tightening of monetary policy in conjunction with growing global demand for funds, including the need to finance the U.S. fiscal and current account deficits.

         Since June 2004, the U.S. Federal Reserve Board has raised interest rates 11 times, bringing its key target for the federal funds rate to 3.75 per cent. Like the Bank of Canada, the Federal Reserve is concerned with the potential for higher energy costs to fuel a broader increase in other prices and to raise expectations of inflation. Short-term U.S. interest rates are currently 75 basis points above the equivalent rates in Canada. The
         Federal Reserve is expected to continue raising interest rates at a measured pace, implying the negative
         Canada-U.S. interest rate gap will persist.

[BAR CHART SHOWING THE 10-YEAR GOVERNMENT OF CANADA BOND RATE FROM 1990 PROJECTED TO 2008.]

------------------------------------------------------------------------------------------------------------------------
CANADIAN INTEREST RATE OUTLOOK
(ANNUAL PER CENT)
------------------------------------------------------------------------------------------------------------------------
                                                        2003        2004       2005p      2006p       2007p       2008p
                                                  ----------- ----------- ----------- ---------- ----------- -----------
3-month Treasury Bill Rate                               2.9         2.2         2.7        3.5         4.0         4.3
10-year Government Bond Rate                             4.8         4.6         4.1        4.5         5.3         5.7
Ontario CPI Inflation Rate                               2.7         1.9         2.3        2.2         1.8         1.9
------------------------------------------------- ----------- ----------- ----------- ---------- ----------- -----------
------------------------------------------------------------------------------------------------------------------------
p = projection.
Sources: Bank of Canada, Statistics Canada and Ontario Ministry of Finance.
------------------------------------------------------------------------------------------------------------------------

         The key aim of the Bank of Canada's monetary policy is to keep core inflation at two per cent, the midpoint of its one to three per cent target range. The Bank's favoured measure of core inflation (the Consumer Price Index
         (CPI), excluding the eight most volatile items(3) and the effect of any tax changes on prices) has remained below the Bank's target rate of two per cent for 21 straight months. However, total CPI inflation in Canada rose to 3.4 per cent in September, reflecting, in large part, higher gasoline prices.

         The Ontario CPI inflation rate is expected to average 2.3 per cent in 2005. Petroleum product prices have been the major contributor to inflation this year. So far this year, gasoline prices have increased 12.9 per cent and home heating fuel is up 24.2 per cent. The higher value of the Canadian dollar has lowered the cost of imported goods for consumers and businesses, helping offset upward pressure on inflation from rising energy prices. On a year-to-year basis, total Ontario CPI inflation in September was 3.3 per cent, or 1.7 per cent excluding energy.
         The 2006 inflation rate is projected to be 2.2 per cent. Over the 2007 to 2008 period, inflation is projected to average 1.9 per cent annually.

Northern Prosperity
Ontario's northern region faces particular structural challenges that have resulted in slower employment growth over the past several years as well as a relatively high unemployment rate. The government is committed to helping Northern
Ontario address these challenges and realize its economic potential.

The Ontario Government's initiatives to promote job creation and economic prosperity in Northern Ontario include:

• $680  million  to help  the  forest  sector  invest  in and  foster a new generation of forest-sector jobs.

• Implementation and expansion of the Northern Ontario Prosperity Plan. The government  is making  progress on a range of  initiatives  under the plan, such as:

     – the Northern Ontario Grow Bonds pilot program,  which has raised $13 million that will be used to provide  financing for new and expanding small and medium-sized businesses in Northern Ontario;

     –  the GO North  Investor  Program,  which is working to make Northern
     Ontario more attractive to investment and promote  innovation and growth in existing and new sectors; and

     –  the 2005 Budget,  which  expanded the plan to include a $15 million government  investment over three years to support  geological mapping that will open up the mining  potential of the Far North for investments such as the recently announced De Beers diamond mine.

• Annual contributions of $60 million to the Northern Ontario Heritage Fund
     Corporation   (NOHFC)   under  its  new   mandate,   which  will  focus  on
     private-sector   job   creation,   youth,   emerging   technology,   energy
     conservation and community infrastructure.

•  Over  the  next  five  years,  $1.8  billion  will be  invested  for the rehabilitation  and  expansion  of  northern  highways  under the  Northern
     Ontario Highway Strategy.

• $215  million  in  low-cost  loans,  provided  by the  Ontario  Strategic
     Infrastructure  Financing Authority (OSIFA), to 39 northern  communities as of September 25, 2005, to assist in renewing their local infrastructure.

• The Northern  Ontario School of Medicine  officially  opened in September
     2005.  This new  medical  school  will help to ease the doctor  shortage in northern communities.

• Over the next five  years,  the  government  will be  making  substantial capital investments in Northern Ontario hospitals,  including new expansion and service quality projects in North Bay, Sault Ste. Marie and Sudbury.

• A new  approach to  Aboriginal  peoples,  many of whom reside in Northern
     Ontario.  The government is working on a number of initiatives to close the socioeconomic gap between Aboriginal peoples and other citizens of Ontario.
     This includes  developing  proposals to enable Aboriginal  peoples to share fairly in the benefits of natural resource development.

Partnering with Ontario Municipalities for Strong Communities
The government is committed to improving the quality of life for all Ontarians through the creation of strong communities and vibrant cities. Throughout the coming year, the Province will continue to work in partnership with Ontario municipalities to implement a number of its key commitments. These include the following:

• Delivering on the commitment to make two cents of the existing provincial gas tax available for public transit.  Over the next five years,  the total
     gas  tax   allocation   across  the  province  will  be  over  $1  billion.
     Municipalities have already received $156 million to date.

• Providing  $656  million  through the new Ontario  Municipal  Partnership
     Funding  (OMPF)  in  2005 - $38  million  or 6.1 per  cent  more  than  the
     Community Reinvestment Fund provided last year.

• Increasing the provincial share of public health funding from 50 per cent to 75 per cent of costs by 2007.

•  Launching  ReNew  Ontario  -  a  strategic,   five-year   infrastructure
     investment  plan. Over the next five years, the government and its partners will invest more than $30 billion in public infrastructure in Ontario. This plan includes:

     –  approximately  $5 billion for health care  projects,  including 105 hospital projects;

     –  more than $10 billion to improve  elementary and secondary  schools and renew postsecondary facilities;

     – about $11.4 billion to improve public transit, highways, borders and other transportation systems; and

     –  $900  million  to  renew  municipal   infrastructure   through  the
     Canada-Ontario Municipal Rural Infrastructure Fund (COMRIF).

• Providing  low-cost,  longer-term,  fixed-rate  loans for  infrastructure through the Ontario Strategic  Infrastructure  Financing Authority (OSIFA).
     To date,  OSIFA has  committed  to provide up to $2.1  billion in  low-cost
     financing  to  more  than  170  Ontario   municipalities  for  1,100  local
     infrastructure projects.

•  Implementing a range of major  initiatives  that will improve quality of life by encouraging  sustainable growth.  These  complementary  initiatives include  implementation  of the Places to Grow Act,  implementation  of the
     Greenbelt  Plan,  introduction of Source Water  Protection  legislation and undertaking  consultations  on the  second  stage  of  Provincial  Planning
     Reform.

• Consulting  on Tax  Increment  Financing  (TIF),  to develop  options for potential legislation that would encourage urban regeneration.

•  Enhancing  measures  to support  brownfield  development  by  creating a
     "one-window"  government  access  point  through the  Ministry of Municipal
     Affairs and Housing  (MMAH),  developing  clear criteria for the removal of provincial  Crown liens on brownfield  properties,  and simplifying some of the application  requirements  for the province's  Brownfield Tax Incentive
     Program (BFTIP).

• Continued  high levels of transit  investment in  partnership  with other levels of government: $1 billion over 10 years for GO Transit expansion and renewal,  $1 billion over five years for the Toronto Transit Commission and
     $600 million for the Ottawa O-Train.

• An enhanced  Canada-Ontario  Affordable  Housing  Program  that will help create over 15,000 new units of affordable  housing,  including  housing in remote  communities and supportive housing for victims of domestic violence and for persons suffering from mental illness.

•  Continuing to work closely with the  Association  of  Municipalities  of
     Ontario (AMO). In 2004, the Province  enshrined in legislation a Memorandum of Understanding  (MOU) with AMO and established a tripartite protocol that includes working with the federal government as well.

Ontario Investments in Agriculture
Farming is important to Ontario's economy. Ontario farmers - innovative and driven to succeed - face competitive challenges in the global marketplace.

The government has undertaken a number of initiatives to help Ontario's agriculture sector:

• The  $520  million  Ontario  Ethanol  Growth  Fund  and the five per cent renewable fuel standard, to encourage expansion of ethanol manufacturing in
     Ontario.

• More than $170 million in support for grain and oilseed farmers.

• The $50 million Tobacco Community  Transition Fund, including $35 million to assist tobacco  growers  wishing to exit the industry and $15 million to encourage economic diversification and innovation.

•  Increased  funding  for the  Nutrient  Management  Financial  Assistance
     Program  and  streamlining  of  Ontario's  risk-based  approach to nutrient management.

• A new model to fund municipal  drainage  projects  through the $6 million
     Agricultural Drainage Infrastructure Program.

• Up to $25 million over three years to assist meat  processors  in meeting new food safety regulations.

•  Establishing a new Chair in  Agricultural  Research at the University of
     Guelph.

• Equitable property tax treatment for horse farms.

HOUSEHOLD SECTOR
         Over the past few years, solid job creation, strong income gains and a low interest rate environment have resulted in healthy growth in household spending. Average wages and salaries per paid worker are projected to increase by 2.9 per cent this year, contributing to an estimated 4.2 per cent rise in total personal income, compared to 3.8 per cent in 2004.  The growth forecast in employment, wages and incomes supports the outlook for increasing Personal Income Tax and Employer Health Tax revenues over the forecast period.

         Real consumer spending on goods and services rose 3.7 per cent over the first half of 2005, compared to the same period in 2004. Real consumer spending is expected to rise by 3.2 per cent in 2005, matching the pace in 2004.
         Consumer spending is forecast to grow by 2.9 per cent per year over the 2006 through 2008 period. The growth in consumer spending can be expected to boost Retail Sales Tax revenues over the forecast period.

         While total retail sales are up 5.1 per cent over the first eight months of 2005, gas-station sales are up
         13.3 per cent, reflecting higher gasoline pump prices. The higher gasoline pump prices also have had a dampening effect on household spending on discretionary items such as apparel, restaurant meals and travel.

         Ontario's housing market has remained strong, with housing starts projected to total 78,600 units in 2005. Over the past few years, starts have averaged 82,000 units, the strongest four-year pace of homebuilding activity since 1990. For 2006, starts are expected to ease further, reaching 73,500 units, and to average 75,800 units per year in 2007 and 2008. The projected pace of new home construction is in line with underlying demographic requirements.

         According to private-sector forecasters, home resales are expected to decrease 0.5 per cent in 2005, following four consecutive years of record-breaking activity, and to decline a further 4.5 per cent in 2006. House price gains are expected to moderate. Private-sector forecasters expect average resale house prices to rise 7.6 per cent in 2005 to $263,800 and to rise 3.9 per cent in 2006 to $274,200. Rising incomes and low mortgage rates will help keep housing affordable. Mortgage payments for an average-priced home as a share of after-tax household income are projected to rise modestly, but to remain well below levels of the late 1980s.

         Consumer spending on household-related items has performed well. Over the first eight months of 2005, sales of household items and building supplies, which include furniture, electronics, home centres and garden store sales, are up 3.8 per cent compared to a gain of 2.2 per cent for the previous year.

         Consumer spending growth has outpaced income growth, leading to a drop in the savings rate. The savings rate was
         1.1 per cent in the second quarter of 2005-- the lowest on record. The savings rate does not adequately reflect consumers' finances because it does not include certain sources of income, such as pensions and capital gains, and does not fully capture increases in personal wealth. Rising house values have boosted household wealth, contributing to the willingness and capacity of households to increase spending and debt levels. Despite record-high debt levels, household debt costs remain low by historical standards. Low interest rates and steadily rising personal disposable incomes have contributed to the healthy position of household finances. The ratio of
         Canadian household debt costs to personal disposable income was 7.7 per cent in the second quarter of 2005, compared to an average of 8.1 per cent since 1980.

[BAR CHART SHOWING THE ONTARIO REAL CONSUMER SPENDING AND REAL AFTER-TAX INCOME IN BILLIONS OF DOLLARS FROM 2001 PROJECTED TO 2008.]
[LINE GRAPH SHOWING MORTGAGE PAYMENTS AS A SHARE OF AFTER-TAX HOUSEHOLD INCOME FROM 1985 PROJECTED TO 2006.]
[LINE GRAPH SHOWING THE CANADIAN HOUSEHOLD DEBT INTEREST COSTS FROM 1980 TO 2004.]

BUSINESS INVESTMENT LEADS GROWTH
         The outlook for business investment in plant and equipment remains robust over the forecast horizon. Diminishing spare capacity, rising profits, healthy balance sheets and lower equipment prices are stimulating strong investment spending. Currently, both the Canadian manufacturing industries and the total industrial sector are operating at a historically high 86.7 per cent rate of capacity utilization. The corporate debt-to-equity ratio has trended downward since the early 1990s, reflecting improved profit performance. Ontario profits are expected to grow by 5.2 per cent in 2005. Over the 2006 to 2008 period, profits are expected to increase at an annual average rate of 3.4 per cent, a slower rate than the overall economy. The Corporations Tax revenue outlook is quite prudent, given the historic volatility of corporate profits growth.

         With Ontario firms importing about 60 per cent of their capital equipment, the 38 per cent appreciation of the
         Canadian dollar since early 2002 has substantially lowered the Canadian-dollar cost of imported machinery and equipment. This is encouraging much-needed investment in productive capital and enhancing Ontario's long-term competitiveness.

         Over the past two years, real business investment in machinery and equipment has led overall economic growth, climbing a healthy 7.7 per cent in 2004, following a 9.2 per cent advance in 2003. Growth in machinery and equipment expenditures is expected to be broad based in 2005, led by the manufacturing and mining sectors. Real business investment in machinery and equipment is expected to rise by 5.2 per cent in 2005. Machinery and equipment investment is forecast to increase by 6.8 per cent in 2006, and by an average 6.2 per cent per year over the 2007 to 2008 period. After declining by 5.2 per cent in 2004, non-residential investment outlays are expected to advance 1.6 per cent in 2005, 3.1 per cent in 2006 and an average of 3.5 per cent annually over the
         2007 to 2008 period.

[LINE GRAPH SHOWING THE CANADIAN RATIO OF DEBT TO EQUITY FROM 1988 TO 2004.]
[BAR CHART SHOWING THE PERCENT CHANGE IN COMMERCIAL & INDUSTRIAL CONSTRUCTION AND
 MACHINERY & EQUIPMENT INVESTMENT FROM 2001 PROJECTED TO 2008.]

ONTARIO'S AUTOMOTIVE-SECTOR INVESTMENTS
The Ontario Automotive Investment Strategy has been successful in attracting leading-edge investment. Agreements with
General Motors, Ford, Toyota and Navistar have leveraged more than $4.5 billion worth of investment in Ontario. Toyota is investing $800 million to build a new plant in Woodstock, the first greenfield auto-assembly plant in Ontario in over a decade. These investments in new assembly, training and R&D will help to secure 19,200 jobs, create 1,800 jobs and also have a beneficial impact on auto-parts manufacturing.

The investments also include partnerships between General Motors and the University of Ontario Institute of Technology to
open a new Automotive Centre of Excellence in Oshawa, and between Navistar and the University of Windsor to set up a new
R&D centre.

ONTARIO'S ELECTRICITY-SECTOR INVESTMENTS
Substantial investments are underway to secure, expand and diversify electrical generating capacity in Ontario as well as replace the remaining coal-fired plants. The government has set the wheels in motion to add nearly 9,000 megawatts (MW)
of diversified generating capacity over the near and medium terms:

• The government has already awarded contracts to add 2,350 MW of renewable and clean energy supply, representing total investments of $2.0 billion.

• The Ontario Power  Authority  (OPA)  recently  signed an agreement  under which  Bruce  Power has agreed to invest  $4.25  billion to  refurbish  and restart  Bruce A Units 1 and 2, adding 1,500 MW of capacity in Ontario,  as well as refurbish  Bruce A Unit 3 and replace the steam  generators in Unit
     4.

•  Ontario  Power  Generation  (OPG) has begun work on the  Niagara  Tunnel project,  which  will  increase  output  of  the  existing  Sir  Adam  Beck
     Generating  Complex  by about  1.6 TWh per  year,  at a cost of about  $985 million.  OPG is also  returning  Unit 1 of Pickering A to service (515 MW)
     and  converting  the 310 MW Thunder Bay  Generating  Station to use natural gas.

• The government has issued two additional requests for proposals for up to
     1,200 MW of renewable energy,  and the OPA has announced future initiatives totalling almost 3,000 MW.

To ensure power is delivered where it is needed, Hydro One, the company that owns the bulk of Ontario's transmission system, is currently investing in upgrades to meet growing demand and to connect new generation projects to the grid.
Over the next few years, Hydro One is planning to invest $400 million per year in transmission upgrades. Additional transmission investments may be required as other electricity supply opportunities with Ontario's neighbours are explored.

ECONOMIC OUTLOOK COMPARISON WITH G-7 COUNTRIES
         Despite the challenges facing Ontario, private-sector forecasts expect the province will remain among the fastest-growing industrial jurisdictions over the 2005 to 2008 period.

         According to private-sector forecasts, over the 2005 to 2006 period, real GDP growth in Ontario is projected to average 2.6 per cent a year, trailing Canada as a whole and the United States. However, during the 2007 to 2008 period, private-sector forecasters believe Ontario's prospects are brighter and expect the pace of Ontario real
         GDP growth to improve to an average of 3.3 per cent a year, ahead of all G-7 countries.

------------------------------------------------------------------------------------------------------------------------
ONTARIO AND G-7 ECONOMIC OUTLOOK, 2005 TO 2008
REAL GDP GROWTH (PER CENT)
------------------------------------------------------------------------------------------------------------------------
                                                  2005                2006                  2007                   2008
--------------------------------- --------------------- ------------------- --------------------- ----------------------
Ontario                                            2.5                 2.6                   3.2                    3.3
Canada                                             2.8                 3.0                   3.0                    2.9
United States                                      3.5                 3.3                   3.2                    3.2
France                                             1.5                 1.8                   2.1                    2.1
United Kingdom                                     1.8                 2.2                   2.2                    2.2
Germany                                            0.8                 1.2                   1.4                    1.6
Italy                                              0.0                 1.1                   1.4                    1.6
Japan                                              2.1                 1.7                   1.7                    1.3
--------------------------------- --------------------- ------------------- --------------------- ----------------------
------------------------------------------------------------------------------------------------------------------------
Sources: Consensus Forecasts (October 2005) and Ontario Ministry of Finance Survey of Forecasts (October 2005).
------------------------------------------------------------------------------------------------------------------------

[BAR CHART SHOWING THE AVERAGE REAL GDP GROWTH FOR ONTARIO AND THE G-7 COUNTRIES FROM 2005 TO 2006.]
[BAR CHART SHOWING THE AVERAGE REAL GDP GROWTH FOR ONTARIO AND THE G-7 COUNTRIES FROM 2007 TO 2008.]

DETAILS OF THE ONTARIO ECONOMIC OUTLOOK
         This table shows the key details of the updated economic outlook for 2005 to 2008.

------------------------------------------------------------------------------------------------------------------------
THE ONTARIO ECONOMY, 2003 TO 2008
(PER CENT CHANGE)
------------------------------------------------------------------------------------------------------------------------
                                                           Actual                           Projected
                                                    ---------------------- ---------------------------------------------
                                                       2003       2004        2005       2006        2007       2008
--------------------------------------------------- ----------- ---------- ----------- ---------- ----------- ----------
Real Gross Domestic Product                            1.7         2.8        2.2         2.6        3.2         3.3
     Personal consumption                              3.2         3.2        3.2         2.5        2.9         3.2
     Residential construction                          3.2         4.1        0.8        -1.3        2.2         2.5
     Non-residential construction                      1.3        -5.2        1.6         3.1        3.5         3.5
     Machinery and equipment                           9.2         7.7        5.2         6.8        6.3         6.1
     Exports                                           -0.3        5.3        1.1         2.0        3.3         3.6
     Imports                                           4.1         6.9        2.8         2.9        3.4         3.7
Nominal Gross Domestic Product                         3.3         4.7        4.1         4.5        4.8         5.0
Other Economic Indicators
     Retail sales                                      3.4         3.2        5.0         3.6        4.0         4.4
     Housing starts (000s)                             85.2       85.1        78.6       73.5        74.9       76.6
     Personal income                                   3.0         3.8        4.2         4.2        4.7         4.7
     Wages and salaries*                               3.8         3.9        4.1         4.3        4.8         4.9
     Corporate profits                                 -2.9       14.7        5.2         1.9        4.1         4.3
     Consumer Price Index                              2.7         1.9        2.3         2.2        1.8         1.9
Labour Market
     Employment                                        2.9         1.7        1.2         1.4        1.8         1.9
     Job creation (000s)                               173         108         77         90         117         125
     Unemployment rate (per cent)                      7.0         6.8        6.7         6.5        6.3         6.1
--------------------------------------------------- ----------- ---------- ----------- ---------- ----------- ----------
------------------------------------------------------------------------------------------------------------------------
*Includes supplementary labour income.
Sources: Statistics Canada, Canada Mortgage and Housing Corporation and Ontario Ministry of Finance.
------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

SECTION II: ONTARIO REVENUE OUTLOOK

         The revenue outlook reflects the economic outlook and associated risks. Since the 2005 Ontario Budget, the economic growth outlook for 2005 has strengthened, while the outlook for 2006 and 2007 has weakened. In addition, new information on revenues from processing 2004 Personal Income Tax and Corporations Tax returns led to an increase in the 2004-05 Personal Income Tax and Corporations Tax estimates, which boosts the base upon which growth for these taxes is projected for 2005-06 and beyond.

         A cautious approach has been adopted for developing the revenue outlook for 2005-06 and beyond. While economic growth in calendar-year 2005 is stronger than projected in the 2005 Budget, it is forecast to weaken towards the end of 2005 and into calendar-year 2006.  As such, the 2005-06 prudent outlook assumes no further revenue increase based on economic growth. In addition, given the historic volatility of Corporations Tax, the outlook is cautious with respect to the proportion of the 2004 tax returns-based increase in Corporations Tax that is carried forward in the revenue outlook.

         The medium-term revenue outlook for 2006-07 and beyond will be updated in the next Budget. At present, higher revenues from processing 2004 Personal Income Tax and Corporations Tax returns and stronger 2005 economic growth must be balanced against slower expected near-term economic growth and the risks arising from higher oil prices, interest rates and the Canadian dollar.

2005-06 REVENUE OUTLOOK
         Total revenue in 2005-06 is currently projected to be $82,132 million, an increase of
         $445 million from the 2005-06 Budget Plan.

------------------------------------------------------------------------------------------------------------------------
SUMMARY OF 2005-06 IN-YEAR REVENUE CHANGES SINCE BUDGET
($ MILLIONS)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------ -------------- --------------
Taxation Revenue
     Personal Income Tax                                                                             225
     Corporations Tax                                                                                240
     Gasoline Tax                                                                                    -20
                                                                                           --------------
                                                                                                                    445
------------------------------------------------------------------------------------------ -------------- --------------
------------------------------------------------------------------------------------------ -------------- --------------
Total Revenue Changes                                                                                               445
------------------------------------------------------------------------------------------ -------------- --------------

         The 2005-06 Personal Income Tax and Corporations Tax revenue outlooks have been increased by $225 million and
         $240 million respectively, due to higher revenues from processing 2004 Personal Income Tax and Corporations Tax returns.

         The Gasoline Tax revenue forecast for 2005-06 has been lowered by $20 million, due to an expected decrease in the volume of gasoline purchased as a result of higher pump prices. Ontario's Gasoline Tax is a volume-based tax.
         Unlike the federal government and some other provinces, Ontario sales tax does not apply to gasoline pump purchases, and therefore sales tax revenues also do not benefit from higher pump prices.

MEDIUM-TERM REVENUE OUTLOOK

------------------------------------------------------------------------------------------------------------------------
MEDIUM-TERM FISCAL OUTLOOK
($ BILLIONS)
------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------- --------------- -------------- --------------- --------------
                                                                  2005-06        2006-07         2007-08        2008-09
---------------------------------------------------------- --------------- -------------- --------------- --------------
---------------------------------------------------------- --------------- -------------- --------------- --------------
Revenue
Taxation Revenue                                                     58.2           60.6            63.4           66.7
Government of Canada                                                 13.2           12.9            13.6           14.0
Income from Government Enterprises                                    4.0            4.2             4.1            4.1
Other Non-Tax Revenue                                                 6.8            7.0             7.3            7.5
---------------------------------------------------------- --------------- -------------- --------------- --------------
---------------------------------------------------------- --------------- -------------- --------------- --------------
Total Revenue                                                        82.1           84.8            88.5           92.2
---------------------------------------------------------- --------------- -------------- --------------- --------------
------------------------------------------------------------------------------------------------------------------------
Note: Numbers may not add due to rounding.
------------------------------------------------------------------------------------------------------------------------

         The medium-term outlook for 2006-07 to 2008-09 is unchanged from the 2005 Ontario Budget.  Higher revenues from processing 2004 Personal Income Tax and Corporations Tax returns and stronger 2005 economic growth might be expected to boost the outlook over the medium term. Weaker growth in 2006 and 2007 and risks related to higher oil prices, interest rates and the Canadian dollar, however, warrant maintaining the outlook unchanged at this time.

         Total revenue in 2008-09 is projected to be $92.2 billion, an increase of $10.1 billion over the revised 2005-06 forecast of $82.1 billion. This represents an average annual growth rate of 3.9 per cent between 2005-06 and
         2008-09.

         Taxation revenue is forecast to increase by $8.5 billion between 2005-06 and 2008-09, with annual growth averaging 4.6 per cent. This is consistent with nominal GDP average annual growth of 4.8 per cent from 2005 to
         2008.

         Federal Payments to Ontario are forecast to increase by $0.8 billion between 2005-06 and 2008-09, with annual growth averaging two per cent. The forecast is based on current federal-provincial agreements, funding commitments and formulas for major health and social transfers. The decline in revenues in 2006-07 compared to
         2005-06 is primarily due to the final transfer in 2005-06 from past federal Canada Health and Social Transfer
         Supplements and Medical Equipment Trust Funds.

         Income from Government Enterprises is forecast to remain fairly flat over the medium term. The revenue increase in 2006-07 is mainly due to projected increases in Ontario Power Generation Inc. (OPG) net income arising from the government's electricity reforms, including fair and stable prices for electricity provided by OPG. The decline in revenue in 2007-08 is a result of a decline in OPG net income, which reflects the government's decision to close coal-fired generating plants. Liquor Control Board of Ontario net income is forecast to rise over the medium term based on increasing sales. Ontario Lottery and Gaming Corporation net income is expected to remain flat over the forecast period due to continued competitive pressures on border casinos and the expected continued strength of the Canadian dollar against the U.S. dollar.

         Other Non-Tax revenue is forecast to increase by $0.7 billion between 2005-06 and 2008-09, with annual growth averaging 3.5 per cent. The increase in Other Non-Tax revenue is due primarily to projected increases in the volume of vehicle and driver licence registrations, sales of electricity purchased from non-utility generators and reimbursements in respect of ongoing increases in Provincial expenditures.

---------------------------------------------------------------------------------------------------------------------------

SECTION III: POTENTIAL RISKS TO PROVINCIAL REVENUES

         A growing economy with rising incomes, corporate profits and consumer spending generates higher revenues to pay for public services. Taxation revenues comprise the largest category of Provincial revenue. Of the total $82.1 billion in revenues forecast for 2005-06, $58.2 billion or about 71 per cent is expected to come from taxation revenues. Three revenue sources within this category-- Personal Income Tax, Retail Sales Tax and Corporations Tax
        -- account for about 55 per cent of total revenues. Inherent in any multi-year forecast is uncertainty about the future, making cautious and prudent planning a critical element of any deficit-reduction plan.

         This section highlights some of the key sensitivities and risks to the fiscal plan that could follow from unexpected changes in economic conditions. It should be cautioned that these estimates, while useful, are only guidelines and can vary depending on the composition and interaction of the potential risks.

-------------------------------------------------------------------------------------------------------------------------

SELECTED ECONOMIC AND REVENUE RISKS AND SENSITIVITIES
-------------------------------------------------------------------------------------------------------------------------
ITEM/KEY COMPONENTS                     2005-06 ASSUMPTION                2005-06 SENSITIVITIES
--------------------------------------- --------------------------------- -----------------------------------------------
Total Revenues
- Real GDP                              2.2 per cent growth in 2005       $615 million revenue change for each
- GDP Deflator                          1.9 per cent increase in 2005     percentage point change in real GDP growth.
                                                                          Can vary significantly depending on
                                                                          composition and source of changes in GDP
                                                                          growth.
- Canadian Interest Rates               2.7 per cent three-month          Between $60 million and $310 million revenue
                                        treasury bill rate in 2005        change in the opposite direction for each
                                                                          percentage point change in interest rates.
- U.S. Real GDP                         3.5 per cent growth in 2005       Between $185 million and $430 million revenue
                                                                          change for each percentage point change in
                                                                          U.S. real GDP growth.
- Canadian Dollar Exchange Rate         82.4 cents US in 2005             Between $25 million and $110 million revenue
                                                                          change in the opposite direction for each one
                                                                          cent change in the Canadian dollar exchange
                                                                          rate.
--------------------------------------- --------------------------------- -----------------------------------------------
Total Taxation Revenues
- Revenue Base(1)                       3.3 per cent growth in 2005-06    $550 million revenue change for each
- Nominal GDP                           4.1 per cent growth in 2005       percentage point change in nominal GDP
                                                                          growth. Can vary significantly depending on
                                                                          composition and source of changes in GDP
                                                                          growth.
------------------------------------------------------------------------- -----------------------------------------------
Personal Income Tax Revenues
- Revenue Base                          5.1 per cent growth in 2005-06

Key Economic Assumptions
- Wages and Salaries                    4.1 per cent growth in 2005       $220 million revenue change for each
                                                                          percentage point change in wages and salaries
                                                                          growth.
- Employment                            1.2 per cent growth in 2005
- Unincorporated Business Income        4.0 per cent growth in 2005

Key Revenue Assumptions
- Net Capital Gains Income              3.9 per cent growth in 2005       $3 million revenue change for each percentage
                                                                          point change in net capital gains income
                                                                          growth.
- RRSP Deductions                       4.4 per cent growth in 2005       $14 million revenue change in the opposite
                                                                          direction for each percentage point change in
                                                                          RRSP deductions growth.
- 2004 Tax-Year Assessments(2)          $18.9 billion                     $380 million revenue change for each
                                                                          percentage point change in 2004 Personal
                                                                          Income Tax assessments.(4)
--------------------------------------- --------------------------------- -----------------------------------------------
Retail Sales Tax Revenues
- Revenue Base                          3.9 per cent growth in 2005-06
Includes:
- Taxable Household Spending            3.5 per cent growth in 2005-06
- Other Taxable Spending                4.4 per cent growth in 2005-06

Key Economic Assumptions
- Retail Sales                          5.0 per cent growth in 2005
- Nominal Consumption                   5.2 per cent growth in 2005       $90 million revenue change for each
   Expenditure                                                            percentage point change in nominal
                                                                          consumption expenditure growth.

--------------------------------------- --------------------------------- -----------------------------------------------
Corporations Tax Revenues
- Revenue Base                          0.3 per cent decline in
                                        2005-06
- Corporate Profits                     5.2 per cent growth in 2005       $65 million revenue change for each
                                                                          percentage point change in pre-tax corporate
                                                                          profit growth.
- 2004-05 Tax Assessment                $1.1 billion payable in 2005-06   $22 million revenue change in the opposite
   Refunds(3)                                                             direction for each percentage point change in
                                                                          2004-05 refunds.(4)
- 2004-05 Tax Payments Upon             $0.6 billion receivable in        $12 million revenue change for each
  Filing                                2005-06                           percentage point change in 2004-05 payments
                                                                          upon filing or assessment payments.(4)
- 2004-05 Tax Assessment                $0.6 billion receivable in
  Payments                              2005-06
--------------------------------------- --------------------------------- -----------------------------------------------
Employer Health Tax Revenues
- Revenue Base                          3.0 per cent growth in 2005-06
- Wages and Salaries                    4.1 per cent growth in 2005       $30 million revenue change for each
                                                                          percentage point change in wages and salaries
                                                                          growth.
Ontario Health Premium Revenues
- Revenue Base                          4.6 per cent growth in 2005-06
- Personal Income                       4.2 per cent growth in 2005       $20 million revenue change for each
                                                                          percentage point change in personal income
                                                                          growth.

--------------------------------------- --------------------------------- -----------------------------------------------
Gasoline Tax Revenues
- Revenue Base                          0.4 per cent growth in 2005-06
- Gasoline Pump Prices                  93.1 cents per litre in 2005      $5 million revenue change in the opposite
                                                                          direction for each cent per litre change in
                                                                          gasoline pump prices.
--------------------------------------- --------------------------------- -----------------------------------------------
Fuel Tax Revenues
- Revenue Base                          1.0 per cent growth in 2005-06
- Real GDP                              2.2 per cent growth in 2005       $10 million revenue change for each
                                                                          percentage point change in real GDP growth.

--------------------------------------- --------------------------------- -----------------------------------------------
Land Transfer Tax Revenues
- Revenue Base                          0.8 per cent growth in 2005-06
- Housing Resales                       0.5 per cent decrease in 2005     $10 million revenue change for each
                                                                          percentage point change in both the number
                                                                          and prices of housing resales.
- Resale Prices                         7.6 per cent growth in 2005

--------------------------------------- --------------------------------- -----------------------------------------------

Health and Social Transfers
- Canada-wide Revenue Base              $27.2 billion in 2005-06
- Ontario Revenue Share                 37.3 per cent in 2005-06
- Ontario Population Share              38.9 per cent in 2005-06          $40 million revenue change for each tenth of
                                                                          a percentage point change in population share.
- Ontario Basic Federal PIT Share       44.3 per cent in 2005-06          $10 million revenue change in the opposite
                                                                          direction for each tenth of a percentage
                                                                          point change in Basic Federal Personal Income
                                                                          Tax base share.
--------------------------------------- --------------------------------- -----------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
1.   Revenue base is revenue excluding the impact of measures, adjustments for past Public Accounts estimate variances and other one-time factors.
2.   Ontario 2004 Personal Income Tax (PIT) is a forecast estimate because 2004 tax returns are currently being assessed by the Canada Revenue Agency.
3.   Corporations Tax refunds arising during 2004-05 are still an estimate because tax returns for corporate fiscal years ending in Ontario's 2004-05 fiscal year are still being assessed by the Tax Revenue Division of the Ontario
     Ministry of Finance.
4.   Now that 2004-05 Public Accounts of Ontario have been finalized, any change in 2004 PIT assessments or 2004-05
     Corporations Tax revenues will have a dual effect on 2005-06 revenues through: a) a change in the revenue base upon which this year's growth is applied, and b) a revenue adjustment applied against the current year in respect of any variance from the estimate included in the 2004-05 Public Accounts.
---------------------------------------------------------------------------------------------------------------------------
                                                                      2005 Ontario Economic Outlook and Fiscal Review
---------------------------------------------------------------------------------------------------------------------------
Ontario's Medium-Term Fiscal Plan

ANNEX II
ONTARIO'S MEDIUM-TERM FISCAL PLAN
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

INTRODUCTION

         A key priority of the government is restoring the financial health of the Province while ensuring that key investments are being made in the areas of health care, education and skills to support a new generation of economic growth and prosperity in Ontario. These investments reflect the priorities of the government and are intended to achieve the results Ontarians want, including shorter wait times, smaller elementary class sizes, improved student achievement and modern, reliable and efficient infrastructure. This is being accomplished while continuing to address the structural deficit that this government inherited.

         The government has made significant progress in restoring the financial health of the Province of Ontario. The
         2005 Ontario Budget outlined a fiscal plan to balance the budget over the medium term. The government's plan is on track. The recently released 2004-05 Public Accounts reported that the Province's deficit had been reduced to
         $1.6 billion in 2004-05. The 2005-06 deficit is currently forecast at $2.4 billion, an in-year improvement of
         $427 million, exceeding the deficit target expectations set out in the 2005 Budget of $2.8 billion. The 2005-06 fiscal outlook includes a $1.0 billion reserve, which is designed to protect the fiscal plan against unexpected and adverse changes in the economic and fiscal outlook. If the reserve is not required this year, the deficit is projected to be $1.4 billion.

         Notwithstanding the Province's strong fiscal performance in 2004-05 and the improved fiscal outlook for 2005-06, the fiscal outlook for 2006-07 through to 2008-09 remains unchanged from the 2005 Budget. Higher revenue in
         2005-06 and stronger economic growth earlier this year must be balanced against the potential medium-term impact of slower economic growth and continued uncertainty arising from higher oil prices, interest rates, the U.S.
         economy and the Canadian dollar. Consistent with the medium-term fiscal plan outlined in the 2005 Budget, the
         2006-07 deficit is projected at $2.4 billion, falling to $1.5 billion in 2007-08 and eliminated in 2008-09. If the reserve is not required in 2006-07, the deficit would fall to $0.9 billion. The deficit would be eliminated in 2007-08 if the reserve is not required in that year.

         This annex provides an overview of the following:

•      Section I:                 Ontario's Medium-Term Fiscal Plan and Outlook;

•      Section II:                2005-06 Second-Quarter Fiscal Update; and

•      Section III:               Potential Risks, Cost Drivers and Contingent Liabilities.

         Additional information on Ontario's finances can be found in Annex V, Fiscal Tables and Graphs.

---------------------------------------------------------------------------------------------------------------------------

SECTION I: ONTARIO'S MEDIUM-TERM FISCAL PLAN AND OUTLOOK

ONTARIO'S FISCAL PLAN
         In 2000-01, program spending began to grow significantly faster than taxation revenue, gradually creating the conditions for a structural deficit. The government's plan to eliminate the deficit will be achieved by transforming and modernizing government, and by holding program spending growth to less than the rate of growth in taxation revenue over the medium term.

         The Province's medium-term fiscal plan, as outlined in the 2005 Budget, is to eliminate the deficit no later than
         2008-09. A balanced budget will be achieved one year earlier, if the reserve is not required in 2007-08.

[ONTARIO'S FISCAL OUTLOOK - LINE GRAPH SHOWING THE FISCAL BALANCE IN BILLIONS FROM 2003-04 TO 2008-09.]

         Key Elements of the Fiscal Plan
         The key elements of the government's fiscal plan to eliminate the deficit in a responsible way are as follows:

•      A sustainable health care system that delivers high-quality, results-focused and patient-centred health care.

•      Finding the remaining $343 million of the $750 million program review savings target for 2007-08, of which $407 million has been identified.

•      Ensuring a sustainable revenue base to support the programs and services people value.

•      Maintaining cautious and prudent fiscal planning, including an annual reserve.

•      Making disciplined decisions that hold the line on spending.

MEDIUM-TERM FISCAL OUTLOOK
         Key Changes Since the 2005 Ontario Budget
         The government's medium-term fiscal outlook, outlined in the 2005 Budget, has been updated to reflect revenue changes in 2005-06 that have materialized since the Budget (as outlined in Annex I, Ontario's Economic and
         Revenue Outlook), spending changes approved during the first two quarters of 2005-06 and updates to the
         Province's interest on debt forecast.

         The interim deficit projection of $3.0 billion for 2004-05 reported in the 2005 Budget has since been confirmed by the Auditor General in the Public Accounts at $1.6 billion, due to a $0.7 billion increase in revenue and $0.7 billion in lower-than-expected spending. Similarly, the fiscal outlook for 2005-06 is expected to outperform on the 2005 Budget deficit projection of $2.8 billion due to higher revenue this year. The 2005-06 deficit is currently projected at $2.4 billion, a $0.4 billion improvement from the 2005 Budget projection.

The following table provides an overview of the key changes to the medium-term fiscal outlook since the release of the
2005 Budget.

-------------------------------------------------------------------------------------------------------------------------
IMPACT OF KEY CHANGES TO THE MEDIUM-TERM DEFICIT TARGETS
($ BILLIONS)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                                       Outlook*
                                                              -----------------------------------------------------------
                                                                        2005-06      2006-07      2007-08    2008-09
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Surplus/(Deficit) as per 2005 Budget                                      (2.8)        (2.4)        (1.5)        0.0
Key Revenue Changes Since 2005 Budget:
     2004 Tax Returns and Lower Gasoline Tax Revenues                       0.4            -            -          -
                                                                  -------------------------------------------------------
Total Revenue Changes                                                       0.4            -            -          -
Key Expense Changes Since 2005 Budget:
     Obligations Related to Retirement Benefits                             0.2            -            -          -
     Forest Sector Strategy Investments                                       -          0.1          0.1          -**
     Interest on Debt Savings                                             (0.2)        (0.1)        (0.1)          -
                                                                  -------------------------------------------------------
                                                                  -------------------------------------------------------
Total Expense Changes                                                         -            -            -          -
Change in Reserve                                                             -            -            -          -
                                                                  -------------------------------------------------------
                                                                  -------------------------------------------------------
Total Changes Since 2005 Budget                                             0.4            -            -          -
                                                                  -------------------------------------------------------
                                                                  -------------------------------------------------------
Surplus/(Deficit)                                                         (2.4)        (2.4)        (1.5)        0.0
Reserve                                                                     1.0          1.5          1.5        1.5
                                                                  -------------------------------------------------------
                                                                  -------------------------------------------------------
Surplus/(Deficit) If Reserve Not Required                                 (1.4)        (0.9)          0.0        1.5
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
*Second-quarter fiscal forecast as at September 30, 2005.
** Forest Sector Strategy investments total $39 million in 2008-09.
Note: Numbers may not add due to rounding.
Source: Ontario Ministry of Finance.
-------------------------------------------------------------------------------------------------------------------------
         Taking into account key revenue and expenses changes since the 2005 Budget, the fiscal outlook for 2005-06 is expected to outperform on the deficit target outlined in the 2005 Budget. Notwithstanding the Province's strong fiscal performance in 2004-05, and the improved outlook for 2005-06, the fiscal outlook between 2006-07 and
         2008-09 remains unchanged from the 2005 Budget deficit targets of $2.4 billion in 2006-07, falling to $1.5 billion in 2007-08, and eliminated in 2008-09. If the reserve is not required in 2006-07, the deficit would fall to $0.9 billion. The deficit would be eliminated in 2007-08 if the reserve is not required in that year.

         Total revenue is higher in 2005-06 than originally projected in the 2005 Budget. However, this revenue increase and stronger economic growth earlier this year must be balanced against the potential medium-term impact of slower economic growth and continued uncertainty arising from higher oil prices, interest rates, the U.S. economy and the Canadian dollar. As a result, the medium-term revenue outlook for 2006-07 and beyond is unchanged from the 2005 Budget Plan and will be updated as necessary in the 2006 Budget.

         Major revenue changes in the medium-term fiscal plan since the 2005 Budget include:

•      Personal Income Tax and Corporations Tax revenue outlooks in 2005-06 have been increased by $225 million and $240 million respectively, due to higher revenues from processing 2004 Personal Income Tax and Corporations
                  Tax returns. The Gasoline Tax revenue forecast for 2005-06 has been lowered by $20 million, due to an expected decrease in the volume of gasoline purchased as a result of higher pump prices. Ontario's
                  Gasoline Tax is a volume-based tax. Unlike the federal government and some other provinces, Ontario sales tax does not apply to pump purchases, and therefore sales tax revenues do not benefit from higher pump prices. The total revenue outlook from 2006-07 through to 2008-09 is unchanged.

         Net total expense over the medium term remains on track with the 2005 Budget forecast. Major changes in total expenses from the 2005 Budget include:

•      An increase in expense of $0.2 billion in 2005-06 for benefits payable in future years, as a result of changes to various retiree supplemental health benefits.

•      Additional investments of $0.1 billion in 2006-07 and 2007-08 in support of the Province's $680 million Forest
                  Sector Strategy.

•      Lower projected interest on debt expense of $0.2 billion in 2005-06, and $0.1 billion in 2006-07 and 2007-08.

         The reserve remains unchanged at $1.0 billion in 2005-06 and $1.5 billion in 2006-07, 2007-08 and 2008-09.

         Medium-Term Fiscal Plan and Outlook
         Consistent with the medium-term fiscal plan outlined in the 2005 Budget, the 2006-07 deficit is projected at $2.4 billion, falling to $1.5 billion in 2007-08, and eliminated in 2008-09.  If the reserve is not required in
         2006-07, the deficit would fall to $0.9 billion. The deficit would be eliminated in 2007-08 if the reserve is not required in that year.

         The following table outlines the current medium-term fiscal plan and outlook for the Province, including details of key revenue sources and planned spending for key sectors through to 2008-09.

-------------------------------------------------------------------------------------------------------------------------
MEDIUM-TERM FISCAL PLAN AND OUTLOOK
($ BILLIONS)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                              Actual                      Outlook*
                                                             2004-05
-------------------------------------------------------------------------------------------------------------------------
                                                                          2005-06      2006-07      2007-08      2008-09
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Revenue
Taxation Revenue                                                56.0         58.2         60.6         63.4         66.7
Government of Canada                                            11.9         13.2         12.9         13.6         14.0
Income from Government Enterprises                               3.6          4.0          4.2          4.1          4.1
Other Non-Tax Revenue                                            6.4          6.8          7.0          7.3          7.5
                                                       ------------------------------------------------------------------
                                                       ------------------------------------------------------------------
Total Revenue                                                   77.8         82.1         84.8         88.5         92.2
Expense
Programs
     Health Sector                                              31.0         33.0         34.6         36.0         37.4
     Education (excludes Teachers' Pension Plan)                10.6         11.3         11.7         12.2         12.5
     Training, Colleges and Universities                         4.2          4.7          5.0          5.3          5.4
     Children's and Social Services Sector                       9.2          9.8         10.0         10.2         10.3
     Other Programs                                             12.1         12.5         12.0         12.4         12.4
                                                       ------------------------------------------------------------------
Total Programs                                                  67.0         71.3         73.4         76.0         77.9
Capital                                                          3.0          2.7          2.5          2.1          2.1
Interest on Debt                                                 9.4          9.6          9.9         10.3         10.7
                                                       ------------------------------------------------------------------
                                                       ------------------------------------------------------------------
Total Expense                                                   79.4         83.5         85.7         88.5         90.7
                                                       ------------------------------------------------------------------
                                                       ------------------------------------------------------------------
Surplus/(Deficit) Before Reserve                               (1.6)        (1.4)        (0.9)          0.0          1.5
Reserve                                                        -              1.0          1.5          1.5          1.5
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Surplus/(Deficit)                                              (1.6)        (2.4)        (2.4)        (1.5)          0.0
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
*  Second-quarter fiscal forecast as at September 30, 2005.
Note: Numbers may not add due to rounding.
Source: Ontario Ministry of Finance.
-------------------------------------------------------------------------------------------------------------------------

         Revenue
         Total revenue is currently forecast to increase by $4.3 billion or 5.5 per cent in 2005-06. Between 2005-06 and
         2008-09, total revenue is projected to grow at an average annual rate of 3.9 per cent, from $82.1 billion in
         2005-06 to $92.2 billion in 2008-09. The medium-term revenue outlook for 2006-07 and beyond is unchanged from the
         2005 Budget, and will be updated in the next Budget. Higher revenues from processing 2004 Personal Income Tax and
         Corporations Tax returns and stronger 2005 economic growth must be balanced against slower-than-expected 2006 economic growth arising from higher oil prices and the higher Canadian dollar. Details on the medium-term revenue outlook are provided in Annex I, Ontario's Economic and Revenue Outlook.

         Expense
         Over the medium term, total expense is expected to rise from $83.5 billion this year to $90.7 billion in 2008-09, an increase of $7.2 billion. Annual growth in total expense will average 2.8 per cent over this period, down from
         5.2 per cent projected for 2005-06.

         In order to address the structural deficit and ensure fiscal sustainability, program spending growth over the medium term will be held to a rate below the rate of growth in taxation revenue. Current medium-term fiscal projections indicate that program spending will grow by 3.0 per cent on average each year between 2005-06 and
         2008-09, much lower than the 4.6 per cent average annual growth in taxation revenue.

•      Health sector operating spending will grow by $2.0 billion in 2005-06. Between 2005-06 and 2008-09, health operating spending will increase by a total of $4.4 billion. In keeping with the government's change strategy, this funding will focus on promoting wellness, providing greater access to primary and community care, and reducing wait times for MRI/CT scans, cancer care, cataract and cardiac procedures, and hip and knee replacements.

•      Education spending will grow by $0.8 billion in 2005-06 and by $1.2 billion between 2005-06 and 2008-09, reflecting the government's commitment to stabilize Ontario's education system, reduce elementary class sizes and improve student achievement.

•      Training, Colleges and Universities will receive $4.7 billion in 2005-06, growing to $5.4 billion by
                  2008-09, to implement the Reaching Higher plan, which will increase access to quality postsecondary education and training. Under the Reaching Higher plan, $6.2 billion in cumulative new investments will be spent on postsecondary education and training by 2009-10.

•      Children's and Social Services sector will receive an additional $0.6 billion in 2005-06, with a total operating budget growing to $10.3 billion by 2008-09, mainly to implement Best Start, which is helping Ontario children arrive at school ready to learn.

•      Other Programs spending will be maintained at approximately the 2005-06 funding level of $12.5 billion over the medium term.

[BAR CHART SHOWING THE MEDIUM-TERM TOTAL REVENUE AND EXPENSE OUTLOOK, EXCLUDING RESERVES,
 IN BILLIONS OF DOLLARS FOR 2004-05 TO 2008-09.]

         Capital expense will be $2.7 billion in 2005-06, $2.5 billion in 2006-07 and $2.1 billion in 2007-08 and 2008-09.
         This level of capital expense, along with Provincial gas tax revenue provided to municipalities, operating grants for infrastructure renewal and expansion, cost-sharing by partners and the value of projects that will be paid for over their useful lives, will support the government's five-year, $30 billion ReNew Ontario infrastructure investment plan. Planned levels of capital investment may be supplemented from the proceeds of strategic asset management initiatives.

         Interest on debt costs are forecast to grow by $1.1 billion between 2005-06 and 2008-09, reflecting the government's deficit-reduction targets and interest rates that are forecast to increase from historically low levels. In 2005-06, interest on debt costs will amount to roughly 12 per cent of total Provincial revenue and remain there throughout the medium term.

         Fiscal Prudence
         In addition to applying a disciplined approach to balancing strategic investments in key priority areas with a plan to eliminate the deficit, the government's medium-term fiscal plan also includes prudence in recognition of the risks inherent in any fiscal and economic forecast.

         The government's medium-term fiscal plan includes reserves of $1.5 billion in 2006-07 and beyond to protect against unforeseen and adverse changes in the economic and fiscal outlook. These reserves are $0.5 billion higher than the $1.0 billion reserve included in 2005-06 to better reflect the risks and uncertain nature of medium-term fiscal projections. These reserves are over and above the prudence built into the economic outlook on which the revenue projections for the Province are based.

         Consistent with the principles of increased fiscal transparency and accountability, the government provides quarterly fiscal and economic updates using the best available information. Given the external forces affecting the Province's economic and fiscal performance, there will be changes in revenues and expenses throughout the year as new information becomes available and the government responds to key events affecting the people of
         Ontario.

         Maintaining a Prudent Debt-to-GDP Ratio
         Another key component of the government's medium-term fiscal plan is the commitment to maintain a prudent level of Provincial debt (defined as accumulated deficit) relative to the size of Ontario's economy as measured by nominal gross domestic product (GDP). Ongoing debt accumulation can significantly limit the extent to which vital public services can be funded, as increasing debt charges "crowd out" funds available for spending on government priorities. Responsible fiscal management, therefore, needs to be long term and intergenerational in focus to ensure that future generations are not burdened with the cost of current overconsumption or inefficient delivery of government services.

         Consistent with the medium-term fiscal outlook, the Province's debt-to-GDP ratio is projected to decline from
         25.1 per cent in 2003-04 to 23.8 per cent this year and 21.3 per cent by 2008-09. By achieving the 2008-09 target, the government will have reduced the Province's debt-to-GDP ratio to its lowest level in 17 years.

[LINE GRAPH SHOWING THE PROJECTED DEBT-TO-GDP RATIO AS A PERCENTAGE FOR 2003-04 TO 2004-05 TO 2008-09.]

---------------------------------------------------------------------------------------------------------------------------

SECTION II: 2005-06 SECOND-QUARTER FISCAL UPDATE

2005-06 FISCAL SUMMARY
         The 2005 Budget Plan projected a deficit of $2,796 million for 2005-06. As at September 30, 2005, a deficit of
         $2,369 million is projected for 2005-06, an in-year improvement of $427 million from the deficit projected in the
         2005 Budget. Additional information on Ontario's finances can be found in Annex V, Fiscal Tables and Graphs.

-------------------------------------------------------------------------------------------------------------------------
2005-06 FISCAL OUTLOOK
($ MILLIONS)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                          Budget Plan         Outlook*           In-Year
                                                                              2005-06          2005-06            Change
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Revenue                                                                        81,687           82,132               445
Expense
     Programs                                                                  71,014           71,257               243
     Capital                                                                    2,673            2,673                 -
     Interest on Debt                                                           9,796            9,571             (225)
                                                                   ------------------------------------------------------
                                                                   ------------------------------------------------------
Total Expense                                                                  83,483           83,501                18
                                                                   ------------------------------------------------------
Surplus / (Deficit) Before Reserve                                            (1,796)          (1,369)               427
Reserve                                                                         1,000            1,000                 -
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Surplus / (Deficit)                                                           (2,796)          (2,369)               427
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
*  Second-quarter fiscal forecast as at September 30, 2005.
Source: Ontario Ministry of Finance.
-------------------------------------------------------------------------------------------------------------------------

         Taking into account key revenue and expense changes since the 2005 Budget, the fiscal outlook for 2005-06 is expected to overachieve the deficit target originally set out in the 2005 Budget.

         Total revenue for 2005-06 is projected at $82,132 million, a net increase of $445 million from the 2005 Budget
         Plan mainly due to higher than projected Personal Income Tax and Corporations Tax revenue. These revenue changes are discussed further in Annex I, Ontario's Economic and Revenue Outlook.

         Total expense is projected to increase to $83,501 million, up a net $18 million from the 2005 Budget Plan. This is mainly due to an in-year increase of $221 million related to obligations for retirement benefits, $28 million for the Forest Sector Strategy, and $225 million in interest on debt savings.

         The reserve, included to protect the fiscal plan against unexpected and adverse changes in the economic and fiscal outlook, is unchanged at $1.0 billion. Any portion of the reserve not required at year-end will be used to reduce the deficit.

-------------------------------------------------------------------------------------------------------------------------
SUMMARY OF IN-YEAR OPERATING EXPENSE CHANGES SINCE BUDGET
($ MILLIONS)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                                                                 In-Year
                                                                                                                  Change
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Operating Expense Changes This Quarter:*
     Ministry of Government Services - retirement benefits                                                           221
     Ministry of Intergovernmental Affairs - disaster relief                                                           1
     Ministry of Natural Resources - additional forest fire fighting costs                                            64
     Ministry of Natural Resources - Forest Sector Strategy                                                           28
     Secretariat for Aboriginal Affairs - Algonquin land claim negotiation funding                                     1
     Ministry of Finance - Contingency Fund Offsets                                                                 (72)
     Interest on Debt - savings                                                                                    (225)
                                                                                                            -------------
                                                                                                            -------------
Total Operating Expense Changes This Quarter                                                                          18
Net Operating Expense Changes Reported in First Quarter Ontario Finances                                               -
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Total Operating Expense Changes Since Budget                                                                          18
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
*  Second-quarter fiscal forecast as at September 30, 2005.
-------------------------------------------------------------------------------------------------------------------------

•      Retirement benefits expense increased $221 million for benefits payable in future years, as a result of changes to various retiree supplemental health benefits.

•      A $1 million contribution to the International Federation of Red Cross and Red Crescent Societies was provided in-year for relief to victims of the South Asian earthquake through the International Disaster Relief
                  Fund, fully offset from the Contingency Fund.

•      An additional $64 million was provided in-year for higher-than-anticipated forest fire fighting costs this past summer, fully offset from the Contingency Fund.

•      An in-year increase of $28 million was provided for the maintenance of primary forest access roads, as part of the Forest Sector Strategy, partially offset from the Contingency Fund.

•      An additional $1 million was approved in-year to support the continued negotiation process towards a settlement agreement for the Algonquin land claim, fully offset from the Contingency Fund.

•      Savings of $225 million in interest on debt costs as a result of cost-effective debt management and lower-than-forecast long-term interest rates.

-------------------------------------------------------------------------------------------------------------------------
SUMMARY OF IN-YEAR CAPITAL EXPENSE CHANGES SINCE BUDGET
($ MILLIONS)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                                                                 In-Year
                                                                                                                  Change
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Capital Expense Changes This Quarter:*
     Ministry of Northern Development and Mines - change in accounting treatment for northern                      (157)
     highways
     Ministry of Transportation - change in accounting treatment for northern highways                               157
     Ministry of Transportation - net increase in the Ontario Transit Vehicle Program                                 58
         Offset from the Capital Contingency Fund                                                                   (58)
                                                                                                            -------------
Total Capital Expense Changes This Quarter                                                                             -
Net Capital Expense Changes Reported in First Quarter Ontario Finances                                                 -
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Total Capital Expense Changes Since Budget                                                                             -
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
*  Second-quarter fiscal forecast as at September 30, 2005.
-------------------------------------------------------------------------------------------------------------------------

•      Decreased expense in the Ministry of Northern Development and Mines of $157 million in-year, and a corresponding increase in the Ministry of Transportation expense, reflecting the change in accounting treatment introduced in the 2004-05 Public Accounts, to disclose spending on northern highways in the ministry that carries out these activities.

•      A net increase of $58 million, fully offset from the Capital Contingency Fund, in the Ontario Transit Vehicle
                  Program this year to support the renewal of municipal transit fleets.

---------------------------------------------------------------------------------------------------------------------------

SECTION III: POTENTIAL RISKS, COST DRIVERS AND CONTINGENT LIABILITIES

         This section highlights some of the key sensitivities and risks to the fiscal plan that could follow from unexpected changes affecting expenses.

         Details on revenue risks can be found in Annex I, Ontario's Economic and Revenue Outlook.

EXPENSE RISKS AND SENSITIVITIES
         Many programs delivered by the Province are subject to potential risks and cost drivers such as utilization growth or enrolment and caseload changes. The following sensitivities are based on averages for program areas and might change, depending on the nature and composition of the potential risk.

-------------------------------------------------------------------------------------------------------------------------
SELECTED EXPENSE RISKS AND SENSITIVITIES
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Program/Sector                   2005-06 Assumption*                    2005-06 Sensitivities
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Health Sector                    Annual growth of 6.4 per cent.         One per cent change in health spending:
                                                                        $330 million.
Hospitals                        Annual growth of 4.7 per cent.         One per cent change in hospital funding:
                                                                        $120 million.
Drug Programs                    Annual growth of 15.9 per cent         One per cent change in utilization of all drug
                                 (seniors).                             programs: $36 million (seniors and social
                                                                        assistance recipients).
Long-Term Care Homes             More than 74,000 long-term care home   Annual average Provincial operating cost per
                                 beds.                                  bed, after resident co-payment revenue, in a
                                                                        long-term care home is $36,000. One per cent
                                                                        change in number of beds: $27 million.
Home Care                        Over 15.5 million hours of homemaking  One per cent change in hours of homemaking and
                                 and support services;                  support services: $4 million.
                                 8.5 million nursing and professional   One per cent change in nursing and professional
                                 visits.                                visits: $6 million.
-------------------------------------------------------------------------------------------------------------------------
Elementary and Secondary Schools Almost two million average daily       One per cent enrolment change: $170 million.
                                 pupil enrolment.
University Students              308,000 full-time undergraduate        One per cent enrolment change: $22 million.
                                 students.
Ontario Works**                  194,000 average annual caseload.       One per cent caseload change: $15 million.
College Students                 151,000 full-time students.            One per cent enrolment change: $7 million.
Interest on Debt                 Average cost of borrowing is forecast  The impact of a 100 basis-point change in
                                 to be approximately 5.4 per cent.      borrowing rates is forecast to be approximately
                                                                        $250 million.
Ontario Disability Support       226,000 average annual caseload.       One per cent caseload change: $23 million.
Program**
Correctional System              2.8 million adult inmate days per      Average cost $162 per inmate per day. One per
                                 year.                                  cent change in inmate days: $5 million.
-------------------------------------------------------------------------------------------------------------------------
*  Second-quarter fiscal forecast as at September 30, 2005.
**       Based on 2004-05.
-------------------------------------------------------------------------------------------------------------------------

COMPENSATION COSTS
         Compensation costs and wage settlements are key cost drivers and have a substantial impact on the finances of both the broader public-sector partners and the Province.

-------------------------------------------------------------------------------------------------------------------------
SECTOR                                           COST OF 1% SALARY SIZE OF SECTOR
                                                     INCREASE
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
OHIP Payments to Physicians*                    $70 million        Almost 22,000 physicians in Ontario, composed of
                                                                   approximately 10,800 family doctors and
                                                                   11,000 specialists.
Hospital Nurses**                               $34 million        Over 40,000 nurses in hospitals.
Elementary and Secondary School Staff***        $121 million       Over 190,000 staff including teachers, principals,
                                                                   administrators, support and maintenance staff.
Ontario Public Service+                         $50 million        Over 64,000 public servants.
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
*    Based on 2005-06.
**   Based on 2003-04.
***  One per cent increase in salary benchmarks in Grants for Student Needs based on 2005-06 school year.
+    Based on 2004-05, reflects total compensation costs.
-------------------------------------------------------------------------------------------------------------------------

CONTINGENT LIABILITIES
         In addition to the key demand sensitivities and economic risks to the fiscal plan, there are additional risks stemming from the government's contingent liabilities. Whether these contingencies will result in actual liabilities for the Province is beyond the direct control of the government. Losses could result from legal settlements, defaults on projects, and loan and funding guarantees. Provisions for losses that are likely to occur and that can be reasonably estimated are expensed and reported as liabilities in the Province's financial statements. Significant contingent liabilities as disclosed in the 2004-05 Annual Report and Consolidated
         Financial Statements are described below.

         Ontario Nuclear Funds Agreement
         The Province has certain responsibilities with respect to nuclear used fuel waste management and nuclear station decommissioning. The Province, Ontario Power Generation Inc. (OPG), a wholly owned subsidiary, and certain subsidiaries of OPG are parties to the Ontario Nuclear Funds Agreement (ONFA), to establish, fund and manage segregated funds to ensure sufficient funds are available to pay the costs of nuclear station decommissioning and nuclear used fuel waste management. Under ONFA, the Province is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds for a fixed volume of used fuel. As well, under ONFA, the Province guarantees a return of 3.25 per cent over the Ontario Consumer Price Index for the nuclear used fuel waste management fund. The Province has also provided a direct Provincial guarantee to the
         Canadian Nuclear Safety Commission on behalf of OPG for up to $1.5 billion, which relates to the portion of the decommissioning and waste management obligations not funded by the segregated funds.

         Obligations Guaranteed by the Province
         The Province provides guarantees on loans on behalf of various parties. The authorized limit for loans guaranteed by the Province as at March 31, 2005 was $3.9 billion. The outstanding loans guaranteed and other contingencies amounted to $3.2 billion at
         March 31, 2005. A provision of $409 million based on an estimate of the likely loss arising from guarantees under the Student Support Programs has been expensed and is reflected in the 2004-05 Annual Report and Consolidated
         Financial Statements of the Province.

         Social Housing--Loan Insurance Agreements
         The Province is liable to indemnify and reimburse the Canada Mortgage and Housing Corporation for any net costs, including any environmental liabilities incurred as a result of project defaults, for all non-profit housing projects in the Provincial portfolio. At March 31, 2005, there were $8.8 billion of mortgage loans outstanding.

         Claims Against the Crown
         There are claims outstanding against the Crown arising from legal action, either in progress or threatened, in respect of aboriginal land claims, breach of contract, damages to persons and property, and like items. At March
         31, 2005, there were 82 claims outstanding against the Crown that were for amounts over $50 million.

---------------------------------------------------------------------------------------------------------------------------

CONCLUSION

         The 2005 Ontario Budget outlined a plan to eliminate the deficit over the medium term while maintaining key investments in the areas of health care, education and skills to support a new generation of economic growth and prosperity in Ontario.

         The government remains committed to strong financial management and will be focused and disciplined in keeping program spending under control. Reserves are included to protect against unforeseen and adverse changes in the economic and fiscal outlook.

         The government is on track to achieve its fiscal targets. This Economic Outlook and Fiscal Review now projects the 2005-06 deficit to be $2.4 billion, an improvement of $0.4 billion from the $2.8 billion deficit projected in the 2005 Budget. If the reserve is not required by year-end, the deficit is projected to be $1.4 billion. Over the medium term, the Province remains on track to eliminate the deficit no later than 2008-09. The budget will be balanced a year earlier, if the reserve is not required in 2007-08.

         Further fiscal and financial information can be found in Annex V, Fiscal Tables and Graphs.

---------------------------------------------------------------------------------------------------------------------------
                                                                      2005 Ontario Economic Outlook and Fiscal Review
---------------------------------------------------------------------------------------------------------------------------
Transparency in Taxation

ANNEX III
TRANSPARENCY IN TAXATION
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
INTRODUCTION

         The enactment of the Fiscal Transparency and Accountability Act, 2004, represents a major commitment of the
         Ontario Government to be more open and accountable. Under Section 6 of the Act, the Minister of Finance is
         required to release a mid-year review of the fiscal plan on or before November 15 of each year, which must include information about the estimated cost of expenditures made through the tax system.

         Tax expenditure reporting is an important element of improved fiscal transparency and accountability. This report is the first such annual compilation of the estimated cost of Ontario tax provisions under this legislation.

---------------------------------------------------------------------------------------------------------------------------
STRUCTURE OF REPORT

         This report provides estimates with respect to provisions in the following taxes:

•      Personal Income Tax

•      Corporate Tax

•      Sales and Commodity Tax

•      Education Property Tax

•      Employer Health Tax

•      Estate Administration Tax

•      Gross Revenue Charge

         Estimates of the revenue foregone in 2005 are presented in tables followed by a brief description of each tax provision. These descriptions are intended to provide a basic understanding of the provision and do not replace the relevant legislation or regulations.

---------------------------------------------------------------------------------------------------------------------------
SCOPE

         There is no universally agreed-upon definition of a "tax expenditure." This report takes a broad approach by listing estimates of revenue foregone under the current tax system for a wide range of tax provisions.

         Personal and corporate income tax expenditures identified in this report include tax expenditures shared with the federal government and Ontario-only tax expenditures.

         Under a tax collection agreement between Ontario and Canada, the federal government determines the personal income tax base. Ontario has limited policy control over the individual components of taxable income and the associated tax expenditures related to the federally defined tax base.

         Ontario currently collects and administers its own corporate income tax.(1) However, to reduce tax complexity and compliance costs, Ontario generally parallels federal corporate income tax measures. Ontario-only tax expenditures are measures that fall solely within Ontario's jurisdiction.

---------------------------------------------------------------------------------------------------------------------------
METHOD

         The estimates in this report have been developed using the latest available taxation or economic data, forecast to the 2005 calendar year. The data used to estimate the value of the tax provisions come from a variety of sources. Revisions to the underlying data, as well as improvements to the estimation method, may result in changes to the value of a given tax expenditure in future publications. In addition, some tax measures are particularly sensitive to economic conditions or other variables and could fluctuate significantly from year to year.

         The amount of revenue foregone was estimated by recalculating revenues assuming the elimination of the measure in question and applying appropriate projections to estimate the 2005 calendar-year impact. The difference between actual revenues and the recalculated figure provides the estimate of the value of the tax provision.  Specific data sources and other information are noted at the end of each table.

         The estimates presented in this report are not intended to represent the potential revenue gain for Ontario if the tax provisions were not in place. Each estimate has been determined separately and in isolation of other factors, such as the economic impact of any change; behavioural responses; the interaction among various tax provisions; or any modifications in policy that might reasonably accompany the change.  In addition, the estimates cannot be added together to determine the total cost of a particular group of tax expenditures or of all measures combined, given the inter-related nature of the tax system.

         Tax expenditure estimates that are less than $1 million are denoted by the letter "s" (small). This report also includes tax provisions for which estimates are not available. Inclusion of such items is similar to the approach taken in other jurisdictions and is warranted given that this report is designed to ensure greater accountability and transparency.

         Future annual reports will continue to refine Ontario's tax expenditure estimates.

---------------------------------------------------------------------------------------------------------------------------
PERSONAL INCOME TAX

         Table 1 provides estimates of tax provisions relating to the Ontario Personal Income Tax system. Business deductions listed here are for unincorporated businesses.

-------------------------------------------------------------------------------------------------------------------------
TABLE 1: PERSONAL INCOME TAX(1)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------- ----------------------

-------------------------------------------------------------------------------------------------- ----------------------

-------------------------------------------------------------------------------------------------- ----------------------
-------------------------------------------------------------------------------------------------- ----------------------
Ontario Non-refundable Tax Credits
Adoption Expense Credit(3)                                                                                   1
Age Credit                                                                                                  230
Amounts Transferred from Spouse                                                                             40
Basic Personal Credit                                                                                      3,935
Canada Pension Plan (CPP) and Quebec Pension Plan (QPP) Contributions Credit                                445
Caregiver Credit                                                                                            10
Charitable Donations Credit                                                                                 465
Disability Credit                                                                                           75
Eligible Dependant Credit                                                                                   95
Employment Insurance (EI) Premiums Credit                                                                   190
Infirm Dependant Credit                                                                                      1
Medical Expense Credit                                                                                      105
Ontario Overseas Employment Tax Credit                                                                       6
Pension Income Credit                                                                                       85
Spouse or Common-law Partner Credit                                                                         215
Student Loan Interest Credit                                                                                10
Tuition Fee and Education Credits                                                                           215
ONTARIO TAX REDUCTION (OTR)
OTR-- Basic Reduction                                                                                       130
OTR-- Reduction for Dependent Children Under 19                                                             180
OTR-- Reduction for Disabled or Infirm Dependants                                                            7
OTR-- Total(4)                                                                                              255
Ontario Tax Credits(5)
Ontario Focused Flow-through Share Tax Credit                                                                2
Ontario Political Contributions Tax Credit                                                                   5
ONTARIO PROPERTY AND SALES TAX CREDITS (OPSTCS)
OPSTCs-- Non-seniors                                                                                        460
OPSTCs-- Seniors(6)                                                                                         515
OPSTCs-- Total(6)                                                                                           975
ONTARIO LABOUR SPONSORED INVESTMENT FUND AND EMPLOYEE OWNERSHIP TAX CREDITS
Employee Ownership (EO) Tax Credit                                                                           s
Labour Sponsored Investment Fund (LSIF) Tax Credit                                                          30
Research-oriented Investment Fund  (ROIF) Tax Credit                                                         2
Exemptions, Deductions and Deferrals Shared with the Federal Government
BUSINESS
Items for Which an Estimate Is Not Available
     Assistance for Artists and Deduction for Canadian Art Purchased by Unincorporated Businesses
     Assistance for Prospectors and Grubstakers
     Deduction of Accelerated Capital Cost Allowance
     Deferral Through Use of Billed-basis Accounting by Professionals
EMPLOYMENT
Deduction for Clergy Residence                                                                              15
Deduction of Home Relocation Loans                                                                           s
Deduction of Other Employment Expenses                                                                      240
Deduction of Union and Professional Dues                                                                    115
Employee Stock Options                                                                                      130
Moving Expense Deduction                                                                                    15
Northern Residents' Deductions                                                                               1
Items for Which an Estimate Is Not Available
     Deduction for Apprentice Vehicle Mechanics' Tools
     Deduction for Artists and Musicians
     Deduction for Military and Police Deployed to High-risk International Missions
     Deduction for Tuition Assistance for Adult Basic Education
     Deferral of Salary Through Leave of Absence/Sabbatical Plans
     Employee Benefit Plans
     Non-taxation of Allowances to Public Officials
     Non-taxation of Business-paid Health and Dental Benefits
     Non-taxation of Certain Non-monetary Employment Benefits
     Special Tax Computations for Certain Retroactive Lump-sum Payments
FARMING AND FISHING
Items for Which an Estimate Is Not Available
     Cash-basis and Flexibility in Inventory Accounting
     Deduction of Farm Losses for Part-time Farmers
     Deferral of Income for Farmers
     Net Income Stabilization Account for Farmers
INVESTMENT
$500,000 Lifetime Capital Gains Exemption for Farm Property and Small Business Shares                       130
Deduction of Allowable Business Investment Losses                                                           10
Deduction of Carrying Charges Incurred to Earn Income                                                       250
Deduction of Resource-related Expenditures                                                                  40
Partial Inclusion of Capital Gains                                                                          305
Items for Which an Estimate Is Not Available
     Capital Gains Exemptions-- $1,000 on Personal-use Property and $200 on Foreign Exchange
     Transactions
     Deduction of Limited Partnership Losses
     Deferral of Capital Gains Through Five-year Reserve
     Deferral of Capital Gains Through Rollovers
     Deferral of Capital Gains Through 10-year Reserve for Farm Property and Small Business
     Shares
     Deferral of Capital Gains Through Transfers to a Spouse or Spousal Trust
     Non-taxation of Capital Gains on Principal Residences
     Reduced Inclusion Rate for Capital Gains Arising from Certain Donations
     Taxation of Capital Gains Upon Realization
NON-TAXABLE INCOME
Guaranteed Income Supplement and Allowance Benefits                                                         25
Social Assistance Benefits                                                                                  20
Workers' Compensation Benefits                                                                              155
Items for Which an Estimate Is Not Available
     Certain Federal Government Pensions and Allowances
     Damages With Respect to Personal Injury or Death
     Death Benefits of Up to $10,000
     Employer-paid CPP/QPP Contributions and EI Premiums
     Gifts and Bequests
     Income of Indians on Reserves
     Income from the Office of the Governor General and Allowances for Diplomats and Other
     Government Employees Posted Abroad
     Investment Income on Life Insurance Policies
     Lottery and Gambling Winnings
     Strike Pay
SPECIAL CIRCUMSTANCES
Child Care Expense Deduction                                                                                135
Treatment of Alimony, Maintenance and Child Support Payments                                                55
Items for Which an Estimate Is Not Available
     Deduction Related to Vows of Perpetual Poverty
     Disability Supports Deduction
     Partial Exemption of Scholarship, Fellowship and Bursary Income
     Tax-free Amount for Emergency Service Volunteers
TAX-DEFERRED SAVINGS
Registered Pension Plans (RPPs)-- Deduction for Contributions                                               505
Registered Retirement Savings Plan (RRSPs)-- Deduction for Contributions                                   1,755
Items for Which an Estimate Is Not Available
     Deferred Profit-sharing Plans
     Registered Education Savings Plans (RESPs)
     RPPs and RRSPs-- Non-taxation of Investment Income
-------------------------------------------------------------------------------------------------------------------------
Endnotes:
1. Estimates do not include the impact of revenue foregone from personal income tax provisions for trusts, which are taxed as individuals under the Income Tax Act.
2.       Estimates are based on 2002 tax-filer data forecast to represent the 2005 taxation year, unless otherwise noted. The tax-filer data include only those returns assessed within one year of the taxation year.
3. Estimate is based on federal estimates.
4. This total is less than the sum of the OTR components due to their interaction.
5. Estimates are based on preliminary 2004 tax assessment information unless otherwise noted, adjusted to reflect the assessments for the balance of the processing year and forecast to represent the 2005 taxation year.
6. Estimate is based on (5) above and the enrichment proposed in the 2005 Ontario Budget.
-------------------------------------------------------------------------------------------------------------------------

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PERSONAL INCOME TAX--

DESCRIPTION OF TAX PROVISIONS

Ontario Non-refundable Tax Credits
         Adoption Expense Credit-- The 2005 Ontario Budget proposed a non-refundable tax credit equal to 6.05% of eligible adoption expenses of up to $10,000.

         Age Credit-- Tax-filers aged 65 and over are entitled to a claim of 6.05% of $4,002. The base amount is reduced by the lesser of $4,002 and 15% of the individual's net income in excess of $29,793. Any unused portion may be transferred to a supporting spouse or common-law partner.

         Amounts Transferred from Spouse-- The unused portions of the age credit, pension income credit, disability credit, and education and tuition fee amounts may be transferred to a supporting spouse or common-law partner.

         Basic Personal Credit-- Tax-filers are entitled to claim a basic personal credit of 6.05% of $8,196.

         Canada Pension Plan (CPP) and Quebec Pension Plan (QPP) Contributions Credit-- Tax-filers are entitled to claim
              6.05% of their CPP and QPP contributions.

         Caregiver Credit-- Tax-filers who reside with and are responsible for the in-home care of an infirm, dependent relative or an elderly parent/grandparent (including in-laws) can claim a credit equal to 6.05% of $3,863 less the amount by which the dependant's net income for the year exceeds $13,218.

         Charitable Donations Credit-- Tax-filers can claim 6.05% of the first $200 of charitable donations and gifts and
              11.16% of donations and gifts in excess of $200.

         Disability Credit-- Tax-filers who have a severe and prolonged mental or physical impairment causing a marked restriction in basic activities of daily living may claim a credit equal to 6.05% of $6,622. Any unused amount may be transferred to a supporting relative.

         Eligible Dependant Credit-- Tax-filers who qualify to claim an eligible dependant are entitled to a claim of
              6.05% of $6,960. The base amount is reduced by the amount of the eligible dependant's net income in excess of $696 but less than $7,656.

         Employment Insurance (EI) Premiums Credit-- Tax-filers are entitled to claim 6.05% of their EI premiums.

         Infirm Dependant Credit-- The amount that a tax-filer can claim for an infirm dependant is 6.05% of $3,863 less the amount by which the dependant's net income exceeds $5,492.

         Medical Expense Credit-- A credit for non-reimbursed medical expenses, including those incurred on behalf of a tax-filer's spouse or common-law partner or minor children, may be claimed by tax-filers. Generally, the credit is 6.05% of eligible expenses in excess of the lesser of $1,856 and 3% of the individual's net income for the year. In addition, up to $5,095 of qualifying medical expenses paid on behalf of other dependent relatives, which the 2005 Ontario Budget proposes to increase to $10,000, may be claimed to the extent that they exceed the lesser of $1,856 and 3% of the dependant's net income.

         Ontario Overseas Employment Tax Credit-- A tax credit is available to eligible employees working abroad for more than six months in connection with certain resource projects or construction, installation, agricultural or engineering activities.

         Pension Income Credit-- A 6.05% tax credit on up to $1,133 of eligible pension income may be claimed by qualified tax-filers. Any unused portion may be transferred to a supporting spouse or common-law partner.

         Spouse or Common-law Partner Credit-- Tax-filers who are married or have common-law partners are entitled to a claim of 6.05% of the lesser of $6,960 and the spouse's or common-law partner's net income deducted from
              $7,656.

         Student Loan Interest Credit-- A 6.05% tax credit on the interest portion of student loan payments made in a year may be claimed in the year in which it is paid or in any of the subsequent five years. The credit is available with respect to payments under the Canada Student Loan Program and similar provincial programs.

         Tuition Fee and Education Credits-- Students may claim a credit of 6.05% of eligible tuition fees and another credit of 6.05% of $441 (for full time) or $132 (for part time) for each month of enrolment at a qualifying postsecondary institution. The unused portions of the tuition fee and education amounts may be transferred to a supporting spouse or common-law partner, parent or grandparent. The maximum transfer from a student for the two amounts combined is $5,667. To the extent that students do not claim or transfer all their tuition fee and education credits in the year, the unused amounts can be carried forward indefinitely for their own use in a future year.

         ONTARIO TAX REDUCTION
         Ontario Tax Reduction (OTR)-- This program eliminates or reduces Ontario personal income tax otherwise payable by tax-filers with low and moderate incomes. All Ontario tax-filers can claim a basic exemption plus a supplementary amount for each dependent child aged 18 or under and each disabled or infirm dependant. An individual with Ontario tax of less than the sum of these amounts pays no Ontario tax.

Ontario Tax Credits
         Ontario Focused Flow-through Share Tax Credit-- To improve access to capital for mining exploration companies and stimulate mineral exploration in Ontario, individual shareholders can claim a 5% refundable credit on eligible investments.

         Ontario Political Contributions Tax Credit-- Contributions to registered Ontario political parties as well as to their candidates and associations are eligible for a tax credit of 75% of the first $336, 50% of the next
              $784 and 33.3% of the next $1,428. A contribution of $2,548 or more results in a credit of $1,120.

         Ontario Property and Sales Tax Credits (OPSTCs)-- The Property Tax Credit is the lesser of occupancy cost and a basic property tax credit amount plus 10% of occupancy cost. Occupancy cost is property tax or 20% of rent paid on an individual's or couple's principal residence plus $25 if residing in a college residence. The basic property tax credit amount is $250 for non-senior individuals or couples and $625 for senior individuals or couples. The Sales Tax Credit is $100 for an individual plus $100 for a spouse or common-law partner and $50 for each dependent child aged 18 or under. The credits for non-seniors are jointly reduced by 2% of family net income in excess of $4,000; the credits for seniors are jointly reduced by 4% of family net income in excess of $22,000, which the 2005 Ontario Budget proposes to increase for senior couples. The maximum OPSTCs are $1,000 for non-seniors and $1,125 for seniors. The estimate includes the proposed increase to the income threshold for senior couples, which is expected to be $22,250 for 2005.

         ONTARIO LABOUR SPONSORED INVESTMENT FUND AND EMPLOYEE OWNERSHIP TAX CREDITS
         Employee Ownership (EO) Tax Credit-- A tax credit is available to individual employee investors based on a maximum lifetime investment of $150,000 in the EO corporation.

         Labour Sponsored Investment Fund (LSIF) Tax Credit-- LSIFs are venture capital corporations designed to provide alternative sources of capital to small and medium-sized Ontario businesses. A tax credit of 15%, to a maximum of $750, is available to eligible investors.  On September 30, 2005, it was announced that the LSIF tax credit would be phased out and eliminated after 2010.

         Research-oriented Investment Fund (ROIF) Tax Credit-- In addition to the LSIF credit, a tax credit of 5%, to a maximum of $250, is available to eligible investors where the LSIF qualifies as a Research-oriented
              Investment Fund.  As with the LSIF credit, the ROIF tax credit would also be eliminated after 2010.

Exemptions, Deductions and Deferrals Shared
with the Federal Government
         BUSINESS
         Items for Which an Estimate Is Not Available
         Assistance for Artists and Deduction for Canadian Art Purchased by Unincorporated Businesses-- Canadian art
              acquired by businesses for display in an office may be depreciated on a 20% declining-balance basis even though Canadian art may depreciate at a much slower rate (and, in some cases, may appreciate). Artists may deduct the costs of creating a work of art in the year the costs are incurred rather than in the year the work of art is sold.

         Assistance for Prospectors and Grubstakers-- Where a prospector or grubstaker disposes of mining property to a corporation in exchange for shares in that corporation, the tax liability is deferred until the subsequent disposition of the shares.

         Deduction of Accelerated Capital Cost Allowance-- The depreciation allowable for tax purposes is called capital cost allowance. A tax deferral may be created when tax deductions in the early years of the life of an asset exceed the actual depreciation in the value of the asset. The difference is captured over time or upon subsequent disposition of the asset.

         Deferral Through Use of Billed-basis Accounting by Professionals-- In computing their income for tax purposes, professionals are allowed to elect either an accrual or billed-basis accounting method. Under the latter method, the costs of work in progress can be written off as incurred even though the associated revenues are not brought into income until the bill is paid or becomes receivable. This treatment gives rise to a deferral of tax.

         EMPLOYMENT
         Deduction for Clergy Residence-- A full-time member of the clergy or a regular minister of a religious denomination may deduct housing costs from income for tax purposes. Where a member of the clergy is supplied living accommodation by his or her employer or receives housing allowances, an offsetting deduction may be claimed to the extent that this benefit is included in income.

         Deduction of Home Relocation Loans-- An offsetting deduction from taxable income is provided for the benefit received by an employee with respect to a home relocation loan. The amount of the deduction is the lesser of the amount included in income as a taxable benefit, and the amount of the benefit that would arise with respect to a five-year, interest-free loan of $25,000.

         Deduction of Other Employment Expenses-- Employees generally cannot deduct work-related expenses. However, specific employment expenses (e.g., automobile expenses, cost of meals and lodging for certain transport employees, legal expenses paid to collect salary) are deductible in certain circumstances in the computation of income.

         Deduction of Union and Professional Dues-- Annual union, professional or like dues are deductible from income.

         Employee Stock Options-- Provided certain conditions are met, an employee of a corporation or Canadian mutual fund is allowed to deduct from net income a portion of the stock (or mutual fund unit) option benefit included in calculating employment income. In 2005, the deductible portion of the benefit is one-half.

         Moving Expense Deduction-- A deduction may be made for eligible moving expenses if the tax-filer changes residences within Canada and moves at least 40 kilometres closer to a new job, business location or postsecondary institution where the individual will engage in full-time schooling. The estimates do not include non-taxable reimbursements received from employers.

         Northern Residents' Deductions-- To offset the relatively higher cost of living and travelling in the North, individuals living in a qualifying remote location in Canada for a continuous period of at least six months may claim certain deductions from income.

         Items for Which an Estimate Is Not Available
         Deduction for Apprentice Vehicle Mechanics' Tools-- Registered apprentice vehicle mechanics may deduct from their apprenticeship income an amount for the cost of their tools in excess of a proportion of that income.

          Deduction for Artists and Musicians-- Employed musicians may claim the cost of maintenance, rental, insurance and capital cost allowance on musical instruments against employment income earned as a musician. Employed artists may deduct expenses related to their artistic endeavours, up to a limit.

         Deduction for Military and Police Deployed to High-risk International Missions-- Members of the Canadian Forces or a Canadian police force who serve on a high-risk international mission may claim an offsetting deduction for their income earned on the mission.

         Deduction for Tuition Assistance for Adult Basic Education-- Students may deduct from income tuition assistance provided under the Employment Insurance Act.

         Deferral of Salary Through Leave of Absence/Sabbatical Plans-- Employees may defer salaries through a leave of absence/sabbatical plan. Provided certain conditions are met, these amounts are not subject to tax until received.

         Employee Benefit Plans-- Employers may make contributions to an "employee benefit plan" on behalf of their employees. The employee is not required to include in income the contributions to the plan, or the investment income earned within the plan, until amounts are received. Employers may not deduct these contributions to the plan until the contributions are actually distributed to employees.

         Non-taxation of Allowances to Public Officials-- Federal Members of Parliament, Senators and some other public officials receive flat allowances for expenses incidental to their duties. These amounts are not included in income for tax purposes.

         Non-taxation of Business-paid Health and Dental Benefits-- Employer-paid benefits for private health and dental plans are not taxable. Self-employed individuals may deduct private health and dental insurance premiums from their business income.

         Non-taxation of Certain Non-monetary Employment Benefits-- Certain fringe benefits, such as subsidized meals in staff cafeterias, subsidized recreational facilities and special clothing provided to employees by their employers, are not taxable.

         Special Tax Computations for Certain Retroactive Lump-sum Payments-- Certain retroactive lump-sum payments totalling $3,000 or more are eligible for a special tax calculation.

         FARMING AND FISHING
         Items for Which an Estimate Is Not Available
         Cash-basis and Flexibility in Inventory Accounting-- Individuals engaged in farming and fishing may elect to include revenues when received, rather than when earned, and deduct expenses when paid rather than when the related revenue is reported. Farmers using the cash-basis method of accounting are allowed to depart from it with respect to their inventory.

         Deduction of Farm Losses for Part-time Farmers-- Individuals whose major source of income is not farming are allowed to deduct farm losses up to an annual maximum against other income.

         Deferral of Income for Farmers-- Income received from herd reduction in a drought region or the statutory forced destruction of livestock can be deemed to be income in the following year. Cash purchase tickets for deliveries of grain before year-end only become income in the year the tickets are cashed.

         Net Income Stabilization Account for Farmers-- Farmers may deposit a percentage of a given year's eligible net sales, up to a limit, to their Net Income Stabilization Account. Some deposits are matchable by the federal and provincial governments. Governments also pay a 3% interest bonus annually on deposits that remain in the account. Governments' contributions and interest accrued in the account are not taxable until withdrawn.

         INVESTMENT
         $500,000 Lifetime Capital Gains Exemption for Farm Property and Small Business Shares-- A $500,000 lifetime capital gains exemption is available for gains with respect to the disposition of qualified farm property and small business shares.

         Deduction of Allowable Business Investment Losses-- A portion of capital losses with respect to shares or debts of a small business corporation (allowable business investment losses) may be used to offset other income.

         Deduction of Carrying Charges Incurred to Earn Income-- Interest and other carrying charges, such as investment counselling fees and safety-deposit-box charges, incurred to earn business or investment income are deductible.

         Deduction of Resource-related Expenditures-- Individuals are entitled to deduct certain expenses associated with the exploration for, and the development of, Canadian natural resources. These expenses are deductible if the taxpayer either engages directly in these resource activities or provides financing to a resource company that in turn "flows through" the tax deductions to the taxpayer.

         Partial Inclusion of Capital Gains-- Fifty per cent of net realized capital gains are included in income. The amount of the tax expenditure is the additional tax that would have been collected had the full amount of the capital gains been included in income.

         Items for Which an Estimate Is Not Available
         Capital Gains Exemptions-- $1,000 on Personal-use Property and $200 on Foreign Exchange Transactions-- In
              calculating the capital gain on personal-use property, if the proceeds of disposition are less than $1,000, no capital gain needs to be reported. The first $200 of net capital gains on foreign exchange transactions is exempt from tax.

         Deduction of Limited Partnership Losses-- A limited partner is able to deduct losses against other income up to the amount of investment at risk, whereas a shareholder is normally not permitted to deduct corporate losses against personal income. Unused losses may be carried back three years or forward seven years.

         Deferral of Capital Gains Through Five-year Reserve-- If proceeds from a sale of capital property are not all receivable in the year of the sale, realization of a portion of the capital gain may be deferred until the year in which the proceeds are received. A minimum of 20% of the gain must be brought into income each year, creating a maximum five-year reserve period.

         Deferral of Capital Gains Through Rollovers-- Individuals (other than trusts) are permitted a rollover of capital gains on eligible small business investments. To the extent that the proceeds are reinvested in one or more eligible small business corporations, the liability for personal income tax on the gain is deferred until the replacement property is sold. In addition, capital gains on intergenerational transfers of farm property are deferred in certain circumstances until the property is disposed of outside the immediate family.

         Deferral of Capital Gains Through 10-year Reserve for Farm Property and Small Business Shares-- If proceeds from the sale of small business shares or from the sale of farm property to a child, grandchild or great-grandchild are not all receivable in the year of sale, realization of a portion of the capital gain may be deferred until the year in which the proceeds become receivable. However, a minimum of 10% of the gain must be brought into income each year, creating a maximum 10-year reserve period. For most other assets, the maximum reserve period is five years.

         Deferral of Capital Gains Through Transfers to a Spouse or Spousal Trust-- Individuals may transfer capital property to their spouses or spousal trusts at the adjusted cost base of the property rather than the fair market value. This provides a deferral of the capital gain until the subsequent disposition of the property or until the transferee spouse dies.

         Non-taxation of Capital Gains on Principal Residences-- Capital gains realized on the disposition of a tax-filer's principal residence are non-taxable.

         Reduced Inclusion Rate for Capital Gains Arising from Certain Donations-- The inclusion rate for gifts of securities and ecologically sensitive land is 25%, which is half the inclusion rate for capital gains. In addition, capital gains on certain objects certified as being of cultural importance to Canada are exempt from tax if donated to a designated museum or art gallery.

         Taxation of Capital Gains Upon Realization-- Capital gains are taxed upon the disposition of property and not on an accrual basis. This provides a tax deferral.

         NON-TAXABLE INCOME
         Guaranteed Income Supplement and Allowance Benefits-- Although Guaranteed Income Supplement and Allowance
              benefits for an eligible spouse, common-law partner, widow or widower must be included in income, an offsetting deduction from net income is provided. This approach effectively exempts such benefits from taxation while ensuring that they are taken into account in determining income-tested credits.

         Social Assistance Benefits-- Social assistance benefits must be included in income. However, an offsetting deduction from net income is provided. This approach effectively exempts such benefits from taxation while continuing to have the amount of the benefit affect income-tested credits.

          Workers' Compensation Benefits-- Workers' compensation benefits must be included in income. However, an offsetting deduction from net income is provided. This approach effectively exempts such benefits from taxation while continuing to have the amount of the benefit affect income-tested credits.

         Items for Which an Estimate Is Not Available
         Certain Federal Government Pensions and Allowances-- Pension payments, allowances and other compensation received with respect to an injury, disability or death associated with service in the Royal Canadian Mounted Police are non-taxable. In addition, veterans' allowances, veterans' disability pensions and support for dependants, civilian war pensions and allowances, and other service pensions are not included in income for tax purposes.

         Damages With Respect to Personal Injury or Death-- Amounts received with respect to damages for personal injury or death, and awards paid pursuant to the authority of criminal-injury compensation laws are not taxable. In addition, investment income earned in personal injury awards is excluded from income until the end of the year in which the person reaches the age of 21.

         Death Benefits of Up to $10,000-- Up to $10,000 of death benefits paid by an employer to the spouse of a deceased employee are non-taxable.

         Employer-paid CPP/QPP Contributions and EI Premiums-- Employer-paid CPP/QPP contributions and EI premiums are not included in the calculation of income for employees.

         Gifts and Bequests-- Gifts and bequests are not included in income of the recipient for tax purposes.

         Income of Indians on Reserves-- The income of status Indians is exempt from tax if situated on a reserve.

         Income from the Office of the Governor General and Allowances for Diplomats and Other Government Employees Posted
              Abroad-- The income of the Governor General is exempt from personal income taxation. Diplomats and other government employees posted abroad receive a non-taxable income supplement to cover the additional costs associated with living outside Canada.

         Investment Income on Life Insurance Policies-- The investment income earned on some life insurance policies is not taxed as income to the policyholder. Instead, for reasons of administrative convenience, insurance companies are subject to tax on such earnings.

         Lottery and Gambling Winnings-- Lottery and gambling winnings are excluded from income for tax purposes.

         Strike Pay-- Strike pay is non-taxable.

         SPECIAL CIRCUMSTANCES
         Child Care Expense Deduction-- A claim may be made for expenses incurred with respect to an eligible child to allow an individual to be employed for which an income is earned, to study, to take an occupational training course for which an allowance under the National Training Act is received, or to conduct research for which a grant is received. The spouse with the lower income must generally claim the deduction.

         Treatment of Alimony, Maintenance and Child Support Payments-- As of May 1, 1997, child support paid pursuant to a written agreement or court order made on or after that day, is not deductible to the payer nor included in the income of the recipient. Child support paid pursuant to a court order or written agreement made before that date continues to be deductible to the payer and included in the income of the recipient, unless the agreement is varied or both parties elect to have the new rules apply. The tax changes do not apply to spousal support. Spousal support payments remain deductible by the payer and are included in the income of the recipient.

         Items for Which an Estimate Is Not Available
         Deduction Related to Vows of Perpetual Poverty-- Where a person has taken a vow of perpetual poverty as a member of a religious order, that person may deduct donations to the religious order up to his or her total employment and pension income (but not investment or other income) in lieu of the charitable donations credit.

         Disability Supports Deduction-- Individuals may deduct expenses from income with respect to disability supports if they are incurred for education or employment purposes.

         Partial Exemption of Scholarship, Fellowship and Bursary Income-- For students eligible for the education credit, the first $3,000 of scholarship, fellowship and bursary income is exempt from tax.

         Tax-free Amount for Emergency Service Volunteers-- The first $1,000 of amounts received by a tax-filer in connection with volunteer duties as an ambulance technician, firefighter or other emergency worker is exempt from tax.

         TAX-DEFERRED SAVINGS
         Registered Pension Plans (RPPs) and Registered Retirement Savings Plans (RRSPs) - Deduction for Contributions--
              Contributions by individuals to registered plans are deductible, subject to certain limits.

         Items for Which an Estimate Is Not Available
         Deferred Profit-sharing Plans-- Employer contributions to deferred profit-sharing plans on behalf of their employees are tax-deductible. Withdrawals from the plans are taxable in the hands of the employees.

         Registered Education Savings Plans (RESPs)-- Individuals may contribute to registered education savings plans on behalf of designated children. Income accrued within the plans is not taxed until withdrawn for the postsecondary education of the named beneficiaries.

         RPPs and RRSPs-- Non-taxation of Investment Income-- Investment income in registered plans is not taxed as it accrues. Individuals benefit from a deferral of tax on investment income until funds are withdrawn from these plans.

---------------------------------------------------------------------------------------------------------------------------

CORPORATE TAX

         The estimated value of tax provisions in the Ontario Corporate Income Tax, Capital Tax and Mining Tax systems are presented in Table 2.

-------------------------------------------------------------------------------------------------------------------------
TABLE 2: CORPORATE TAX
-------------------------------------------------------------------------------------------------------------------------
Tax Provisions                                                                              2005 Estimates(1)
                                                                                            ($ millions)

Corporate Income Tax
Ontario Refundable Tax Credits
Apprenticeship Training Tax Credit(2,3)                                                                  95
Co-operative Education Tax Credit(2,3)                                                                   5
Ontario Book Publishing Tax Credit(4)                                                                    2
Ontario Business Research Institute Tax Credit                                                           5
Ontario Computer Animation and Special Effects Tax Credit(4)                                             4
Ontario Film and Television Tax Credit(4)                                                                80
Ontario Innovation Tax Credit                                                                           160
Ontario Interactive Digital Media Tax Credit(4)                                                          2
Ontario Production Services Tax Credit(4)                                                                40
Ontario Sound Recording Tax Credit(4)                                                                    1
Ontario Deductions and Exemptions
Additional Deduction for Credit Unions                                                                   5
Assets Used to Generate Clean Energy                                                                     s
Manufacturing and Processing (M&P) and Resource Sector Credit                                           220
Non-taxation of the Federal Investment Tax Credit(5)                                                    180
Ontario Current Cost Adjustment                                                                          2
Ontario Depletion Allowance                                                                              s
Ontario New Technology Tax Incentive                                                                     s
Ontario Political Contributions                                                                          2
Ontario Resource Allowance(6)                                                                            50
Ontario School Bus Safety Tax Incentive(2)                                                               3
Small Business Deduction(7)                                                                             825
Exemptions, Deductions and Deferrals Shared with the Federal Government
Allowable Business Investment Losses(8,9)                                                                3
Deductibility of Charitable Donations(8)                                                                 70
Deductibility of Gifts to the Crown(8)                                                                   s
Deductibility of Gifts of Cultural Property and Ecologically Sensitive Land(8)                           3
Deferral of Income for Farmers(8)                                                                        s
Holdback on Progress Payments to Contractors(8)                                                          11
Non-taxation of Non-profit Organizations(8)                                                              70
Partial Inclusion of Capital Gains(8)                                                                   700
Items for Which an Estimate Is Not Available
     Accelerated Writeoff of Capital Assets and Resource-related Expenditures
     Cash-basis Accounting and Flexibility in Inventory Accounting
     Deductibility of Countervailing and Anti-dumping Duties
     Deferral Through Capital Gains Rollovers
     Deferral Through Use of Billed-basis Accounting by Professionals
     Expensing of Advertising Costs
     Non-taxation of Provincial, Municipal and Federal Crown Corporations
     Non-taxation of Registered Charities
     Tax Exemption on Income of Foreign Affiliates of Canadian Corporations
     Taxation of Capital Gains upon Realization
Capital Tax(10)
Capital Tax Deduction                                                                                   255
Deferred Mining Exploration and Development Expenses                                                     4
Deferred Ontario New Technology Tax Incentive and Scientific Research and Experimental                   s
Development Costs
Exemption for Assets Used to Generate Clean Energy                                                       s
Exemption for Family Farm Corporations, Family Fishing Corporations, Credit Unions and                   s
Other Specified Entities
Small Business Investment Tax Credit for Financial Institutions                                          8
Items for Which an Estimate Is Not Available
     Renounced Mining Expenses
Mining Tax(11)
Mining Tax Exemption                                                                                     15
Mining Tax Holiday for Mines (other than remote mines)                                                   s
Mining Tax Holiday for New Remote Mines                                                                  s
Mining Tax Rate for Remote Mines                                                                         s
Processing Allowance                                                                                     40
Items for Which an Estimate Is Not Available
     Fast Writeoff of Exploration Costs
------------------------------------------------------------------------------------------- -----------------------------
-------------------------------------------------------------------------------------------------------------------------
Endnotes:
1.  Estimates are forecast to the 2005 calendar year based on preliminary 2003 Ontario tax administration data, unless otherwise noted. Estimates do not include the revenue impact of corporate income tax expenditures provided to mutual fund corporations.
2.  Estimates include the impact of both the corporate and personal income tax provisions.
3.  The Apprenticeship Training Tax Credit was announced in the 2004 Ontario Budget. The estimated 2005-06 impact as provided in the Budget was $95 million. Some of the apprenticeship programs previously included under the
    Cooperative Education Tax Credit (CETC) were transferred to the new credit. The estimate for the CETC was produced at the time of the 2004 Budget.
4.  Included in the estimates is the impact of the proposed enhancements outlined in the 2005 Ontario Budget.
5.  Relating to qualifying Ontario Research and Development expenses.
6.  Estimates are not net of any Crown royalties and mining taxes paid.
7.  Includes the impact of the Ontario surtax on Canadian-controlled private corporations.
8.  Estimates based on assessed 2003 federal tax administration data, allocated to Ontario and forecast to 2005.
9.  Estimate could overstate true value as it does not reflect the future reduction in tax revenues that would occur if those losses were instead deducted from future capital gains.
10. Ontario has legislated a schedule to eliminate capital tax by 2012.
11.  Estimates are forecast to the 2005 calendar year based on preliminary 2003 Ontario mining tax administration data.
-------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
CORPORATE TAX-- DESCRIPTION OF TAX PROVISIONS

CORPORATE INCOME TAX
         Ontario Refundable Tax Credits
         Apprenticeship Training Tax Credit-- A 25% (30% for small businesses) refundable corporate/personal income tax credit for corporations and unincorporated businesses hiring apprentices prior to January 1, 2008 in industrial, construction, motive power and certain service trades.

         Co-operative Education Tax Credit-- A 10% (15% for small businesses) refundable corporate/personal income tax credit for corporations and unincorporated businesses hiring a co-op student.

         Ontario Book Publishing Tax Credit-- A 30% refundable tax credit for Ontario book publishing companies for publishing and promoting the first three literary works by a Canadian author in each eligible category of writing.

          Ontario Business Research Institute Tax Credit-- A 20% refundable tax credit for contract research and development (R&D) performed at eligible Ontario research institutes.

         Ontario Computer Animation and Special Effects Tax Credit-- A 20% refundable tax credit for digital animation and special effects in films or television productions. The credit is available in addition to Ontario's film and television tax credits.

         Ontario Film and Television Tax Credit-- A 20% (rate proposed to increase to 30% effective January 1, 2005 to
              December 31, 2009) refundable tax credit for certified domestic film and television production activity in
              Ontario. First-time producers are eligible for an additional 10% credit. There is a 10% bonus credit for filming outside the Greater Toronto Area.

         Ontario Innovation Tax Credit-- A 10% refundable tax credit for small corporations performing R&D in Ontario.

         Ontario Interactive Digital Media Tax Credit-- A 20% refundable tax credit for the creation, marketing and distribution of original interactive digital media products.

         Ontario Production Services Tax Credit-- An 11% (rate proposed to increase to 18% effective January 1, 2005 to
              March 31, 2006) refundable tax credit for foreign-based and non-certified domestic film and television production activity in Ontario.

         Ontario Sound Recording Tax Credit-- A 20% refundable tax credit for Ontario sound recording companies for producing and marketing sound recordings by an emerging Canadian artist or group.

         Ontario Deductions and Exemptions
         Additional Deduction for Credit Unions-- A credit union may be eligible for a tax credit of up to 8.5% of its taxable income in excess of the income eligible for the small business deduction.

         Assets Used to Generate Clean Energy-- An immediate 100% deduction for new assets acquired before January 1, 2008 that are used to generate electricity from clean, alternative or renewable energy sources.

         Manufacturing and Processing (M&P) and Resource Sector Credit-- The general corporate income tax rate is reduced two percentage points to 12% for income from M&P (including income from the sale of electrical generation and from the production of steam), and farming, fishing, mining and logging.

         Non-taxation of the Federal Investment Tax Credit-- Federal investment tax credits earned for Scientific Research and Experimental Development incurred in Ontario are exempt from Ontario corporate income tax.

         Ontario Current Cost Adjustment-- An additional 30% deduction from income for acquiring new pollution control equipment.

         Ontario Depletion Allowance-- An additional deduction from income of a stated percentage of certain pre-1990 resource expenditures.

         Ontario New Technology Tax Incentive-- An immediate 100% deduction for qualifying intellectual property in a qualifying property transfer.

         Ontario Political Contributions-- A corporation may deduct from its taxable income certain contributions to registered Ontario political parties, constituency associations and candidates.

         Ontario Resource Allowance-- A deduction equal to 25% of resource profits that functions as a proxy for Crown royalties and mining taxes paid, which are not deductible for Ontario income tax purposes.

         Ontario School Bus Safety Tax Incentive-- An additional 30% deduction for corporations (5% refundable personal income tax credit for unincorporated businesses) for new, safer school buses acquired before January 1, 2006.

         Small Business Deduction-- Canadian-controlled private corporations qualify for a reduced corporate income tax rate of 5.5% on the first $400,000 of active business income. The benefit of the lower rate is generally phased out as taxable income rises to $1,128,519.

         Exemptions, Deductions and Deferrals Shared
         with the Federal Government
         Allowable Business Investment Losses-- A portion of capital losses with respect to shares or debts of a small business corporation (allowable business investment losses) may be used to offset other income.

         Deductibility of Charitable Donations-- Donations to registered charities are deductible in computing taxable income within certain limits.

         Deductibility of Gifts to the Crown-- Gifts to Canada or a province are deductible in computing taxable income within certain limits.

         Deductibility of Gifts of Cultural Property and Ecologically Sensitive Land-- Gifts of cultural property and ecologically sensitive land are deductible in computing taxable income within certain limits.

         Deferral of Income for Farmers-- Income received from herd reduction in a drought region or the statutory forced destruction of livestock can be deemed to be income in the following year. Cash purchase tickets for deliveries of grain before year-end only become income in the year the tickets are cashed.

         Holdback on Progress Payments to Contractors-- A contractor may exclude from taxable income the portion of progress payments (e.g., 10% to 15%) that may be held back until a project is completed satisfactorily.

         Non-taxation of Non-profit Organizations-- Non-profit corporations are generally exempt from income tax.

         Partial Inclusion of Capital Gains-- Fifty per cent of net realized capital gains are included in income. The amount of the tax expenditure is the additional tax that would have been collected had the full amount of the capital gains been included in income.

         Items for Which an Estimate Is Not Available
         Accelerated Writeoff of Capital Assets and Resource-related Expenditures-- The difference between accelerated deductions for tax purposes (i.e., Capital Cost Allowance) and the true economic rate of depreciation based on an asset's useful life. Includes certain capital equipment for R&D and manufacturing as well as costs associated with exploration and development.

         Cash-basis and Flexibility in Inventory Accounting-- Corporations engaged in farming and fishing may elect to include revenues when received, rather than when earned, and deduct expenses when paid rather than when the related revenue is reported. Farmers using the cash-basis method of accounting are allowed to depart from it with respect to their inventory.

         Deductibility of Countervailing and Anti-dumping Duties-- Cash outlays for duties are deductible in the year they are paid even though these amounts may be refunded, in whole or in part, in a subsequent year.

         Deferral Through Capital Gains Rollovers-- The realization of capital gains may be deferred for tax purposes through various rollover provisions.

         Deferral Through Use of Billed-basis Accounting by Professionals-- In computing their income for tax purposes, professionals are allowed to elect either an accrual or billed-basis accounting method. Under the latter method, the costs of work in progress can be written off as incurred even though the associated revenues are not brought into income until the bill is paid or becomes receivable. This treatment gives rise to a deferral of tax.

         Expensing of Advertising Costs-- Advertising expenses are deductible on a current basis even though some of these expenditures provide a benefit in the future.

         Non-taxation of Provincial, Municipal and Federal Crown Corporations-- Provincial, municipal and certain federal
              Crown corporations are generally not subject to income tax.

         Non-taxation of Registered Charities-- Registered charities are generally exempt from income tax.

         Tax Exemption on Income of Foreign Affiliates of Canadian Corporations-- Active business income from foreign affiliates is exempt from taxation until repatriated in the form of dividends.

         Taxation of Capital Gains Upon Realization-- Capital gains are taxed upon the disposition of property and not on an accrual basis. This provides a tax deferral.

CAPITAL TAX
         Capital Tax Deduction-- The first $7.5 million is deducted from taxable paid-up capital for purposes of calculating Ontario capital tax. The deduction will increase to $10 million on January 1, 2006, $12.5 million on January 1, 2007, and $15 million on January 1, 2008.

         Deferred Mining Exploration and Development Expenses-- Mining corporations may deduct the full cost of exploration and development expenses from paid-up capital.

         Deferred Ontario New Technology Tax Incentive (ONTTI) and Scientific Research and Experimental Development
              (SR&ED) Costs-- Corporations may deduct the full amount of ONTTI and SR&ED assets from paid-up capital.

         Exemption for Assets Used to Generate Clean Energy-- Assets used to generate electricity from clean, alternative or renewable energy sources and acquired by December 31, 2007 are exempt from capital tax.

         Exemption for Family Farm Corporations, Family Fishing Corporations, Credit Unions and Other Specified Entities--
              Credit unions, caisses populaires, family farm corporations, fishing corporations and other specified entities are exempt from capital tax.

         Small Business Investment Tax Credit for Financial Institutions-- The tax credit reduces the capital tax liability of financial institutions and is available for patient capital investments in small businesses, for below-prime loans made to small businesses and for investments in Community Small Business Investment
              Funds.

         Items for Which an Estimate Is Not Available
         Renounced Mining Expenses-- Mining corporations may deduct from paid-up capital exploration and development expenses renounced to individual shareholders.

MINING TAX
         Mining Tax Exemption-- Annual mining profits up to $500,000 are exempt from mining tax.

         Mining Tax Holiday for Mines (other than remote mines)-- For a period of three years, the first $10 million of profits generated by a new mine or a major expansion of an existing mine are exempt from mining tax.

         Mining Tax Holiday for New Remote Mines-- For a period of 10 years, the first $10 million of profits generated by a new mine opened in a remote Ontario location are exempt from mining tax.

         Mining Tax Rate for Remote Mines-- After the 10-year mining tax holiday period ends for new remote mines, a 5%
              mining tax rate applies to profits from the operation of a remote mine.

         Processing Allowance-- Mine operators that process mine output in Canada receive an allowance deduction from mining profits based on the capital cost of processing assets. The allowance can range from 8% to 20%
              depending on the type and location of the asset.

         Items for Which an Estimate Is Not Available
         Fast Writeoff of Exploration Costs-- Up to 100% of exploration, development and pre-production costs incurred by a mine operator in Ontario may be deducted in a taxation year.

---------------------------------------------------------------------------------------------------------------------------
SALES AND COMMODITY TAX

         Provisions relating to sales and commodity taxes including the Land Transfer Tax, Fuel Tax, Gasoline Tax, Retail
         Sales Tax and Tobacco Tax are presented in Table 3.

-------------------------------------------------------------------------------------------------------------------------
TABLE 3: SALES AND COMMODITY TAX
-------------------------------------------------------------------------------------------------------------------------
Tax Provisions                                                                                 2005 Estimates(1)
                                                                                               ($ millions)

Land Transfer Tax
Exemptions
Life Leases2                                                                                               1
Deferrals and Exemptions for Corporate Reorganizations(3)                                                 37
Items for Which an Estimate Is Not Available
         Hospital Restructuring
         Oil/Pipeline Easements and Mineral Lands
         Other Transfers and Dispositions
Refunds
Refund for First-time Home Buyers(3)                                                                      35
Fuel Tax
Exemptions/Reduced Rates
Exemption for Biodiesel(4)                                                                                 s
Exemption for Coloured Fuel5                                                                              420
Reduced Rate for Railway Diesel(6)                                                                        30
Refunds
Auxiliary Power Take-off Equipment(3)                                                                      5
Gasoline Tax
Exemptions/Reduced Rates
Exemption for Ethanol, Methanol and Natural Gas(7)                                                        38
Reduced Rate for Aviation Aircraft(8)                                                                     260
Reduced Rate for Propane(8)                                                                               10
Refunds
Auxiliary Power Take-off Equipment(3)                                                                      s
Aviation Fuel(3)                                                                                           s
Tax-exempt Use in Unlicensed Equipment(3)                                                                  7
Retail Sales Tax
Exemptions
25(cent)Coin Pay Phone Calls(2)                                                                            10
Agricultural Goods                                                                                        265
Audio Books Purchased by Persons Who Are Legally Blind(2)                                                  4
Automobile Insurance Premiums(9,10)                                                                       845
Basic Groceries                                                                                          1,560
Books, Newspapers and Magazines Sold by Subscription                                                      355
Children's Car Seats and Booster Seats(11)                                                                 4
Children's Clothing                                                                                       110
Commercial Aircraft, Vessels Greater than 1,400 Cubic Metres and Commercial Vessels Less                  70
than 1,400 Cubic Metres
Custom Software(12)                                                                                       70
Donations to Schools, Colleges and Universities(2)                                                         6
Educational CD-ROMs and DVDs(2)                                                                            3
Energy                                                                                                   4,090
Feminine Hygiene Products(11)                                                                             17
Footwear Sold for $30 or Less                                                                             30
Goods Purchased for Use by Fishers and Fur-trappers                                                        s
Individual Life and Health Insurance Premiums(10)                                                         415
Mobile Homes                                                                                               s
Municipal Fire-fighting Equipment                                                                          s
Prepared Foods Sold for $4 or Less(11)                                                                    210
Prescription Drugs and Medical Supplies                                                                   590
Production Machinery and Equipment                                                                        600
Religious Equipment                                                                                        9
Repairs and Replacements Performed Under Warranty(9)                                                      140
Seedlings                                                                                                  s
Services                                                                                                 8,930
Toll-free Telephone Services(2)                                                                           42
Transient Accommodation(13)                                                                               85
University Research Equipment                                                                              7
Items for Which an Estimate Is Not Available
     Admissions
     Municipal, Hospital Restructuring
     Museums and Art Galleries
     Used Adult Clothing or Footwear Sold for $50 or Less by Religious, Charitable and
     Benevolent Organizations
Credits/Rebates
Rebate for Alternative Fuel Vehicles(3)                                                                    1
RST Rebate for Building Materials for Religious, Charitable and Benevolent Organizations(3)               25
Tax Credit for Fuel Conservation(14)                                                                       5
Temporary Exemption for Destination Marketing Fees(11)                                                     2
Temporary Rebate for Building Materials Incorporated into Electricity Generating, Qualifying               s
Nuclear and Deep Lake-water Cooling Facilities(3)
Temporary Rebate for Solar Energy, Wind Energy, Micro Hydro-electric and Geothermal Energy                 s
Systems(3)
Vendor Compensation(15)                                                                                   100
Tobacco Tax
Compensation for Tax Collectors(16)                                                                        s
---------------------------------------------------------------------------------------------- --------------------------
-------------------------------------------------------------------------------------------------------------------------
Endnotes:
1. Estimates are forecast to the 2005 calendar year based on preliminary 2001 provincial Input-Output tables from
   Statistics Canada, unless otherwise noted.
2. Based on the Ontario Budget estimate, when the measure was proposed, projected to 2005.
3. Based on refunds filed or rebates/deferrals claimed.
4. Based on estimated amount of biodiesel sold in Ontario.
5. Based on returns filed by registered dyers.
6. Foregone revenue estimated as difference from the regular fuel tax rate.
7. Based on estimated ethanol volumes produced in and imported to Ontario.
8. Foregone revenue estimated as difference from the regular gasoline tax rate.
9. Estimates assume items would be taxed at 8% general RST rate.
10. Based on insurance premiums data provided by the Financial Services Commission of Ontario.
11. Estimates derived from consumer spending data.
12. Based on Statistics Canada Computer Software and Related Services Industry Revenue Profile.
13. The RST rate on accommodations is 5%. Foregone revenue estimated as the difference from the regular RST rate of 8%.
14. Based on new passenger vehicle sales.
15. Based on returns filed by RST vendors.
16. Based on returns filed by tobacco tax collectors.
-------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
SALES AND COMMODITY TAX--

DESCRIPTION OF TAX PROVISIONS

LAND TRANSFER TAX
         Exemptions
         Life Leases-- There is a land transfer tax (LTT) exemption for the acquisition of a unit in a non-profit or charitable life-lease development, where the unit is used as the principal residence of the owner, the owner's spouse or parent.

         Deferrals and Exemptions for Corporate Reorganizations-- Transfers between corporations can be made without LTT, providing the transfer is between affiliated corporations, or as part of certain corporate reorganizations, and is not registered on title.

         Items for Which an Estimate Is Not Available
         Hospital Restructuring-- Transfers between hospitals as a result of an amalgamation or the closure/transfer of hospital programs are exempt.

         Oil/Pipeline Easements and Mineral Lands-- There are LTT exemptions regarding the acquisition of an easement or right of way in land for the purpose of enabling an oil or gas pipeline to be constructed/operated, and for certain acquisitions of mineral rights.

         Other Transfers and Dispositions-- There are LTT exemptions for certain transfers and dispositions of land, including conveyances to the Crown, transfers between spouses, and transfers of family farms or family businesses. There are also exemptions for unregistered dispositions relating to employee relocation packages, as well as for the acquisition of a de minimus interest in a partnership and the acquisition of a unit in a mutual fund trust.

              There are also various other tax expenditures including no tax payable for a transfer of a leasehold interest in land that has an unexpired term that cannot exceed 50 years and a reduction in the value of consideration for land purchased to replace land taken under statutory authority.

         Refunds
         Refund for First-time Home Buyers-- An LTT refund is available for first-time buyers of newly constructed homes.
              The maximum amount of the refund is $2,000.

FUEL TAX
         Exemptions/Reduced Rates
         Exemption for Biodiesel-- Biodiesel is exempt from the 14.3 cents/litre tax under the Fuel Tax Act, regardless of whether it is mixed with diesel fuel.

         Exemption for Coloured Fuel-- Coloured fuel is exempt from the 14.3 cents/litre tax under the Fuel Tax Act.
              Examples of permitted coloured fuel use are operating unlicensed construction, forestry, mining, farm and other business equipment; generating electricity; use as heating, lighting or cooking fuel; and operating commercial marine vessels.

         Reduced Rate for Railway Diesel-- Diesel fuel used to power locomotives is taxed at the rate of 4.5 cents/litre.

         Refunds
         Auxiliary Power Take-off Equipment-- Powering a unit from an engine that uses taxable fuel from a vehicle's tank is considered a "Power Take-off" function and qualifies for a refund of the 14.3 cents/litre fuel tax (e.g., mixer on ready-mix concrete trucks).

GASOLINE TAX
         Exemptions/Reduced Rates
         Exemption for Ethanol, Methanol and Natural Gas-- Ethanol, methanol and natural gas are exempt from the 14.7 cents/litre gasoline tax. In the case of ethanol-gasoline blends, the ethanol portion of the blend is exempt.

         Reduced Rate for Aviation Aircraft-- Aviation fuel purchased or delivered in Ontario, or transferred into fuel tanks of an aircraft in Ontario, is taxed at the rate of 2.7 cents/litre.

         Reduced Rate for Propane-- Propane is taxed at the rate of 4.3 cents/litre.

         Refunds
         Auxiliary Power Take-off Equipment-- Powering a unit from an engine that uses gasoline from a vehicle's tank is considered a "Power Take-off" function and qualifies for a refund of the 14.7 cents/litre gasoline tax.

         Aviation Fuel-- Aviation fuel used for technical stops refuelling at Ottawa International Airport is eligible for a refund of the 2.7 cents/litre aviation fuel tax.

         Tax-exempt Use in Unlicensed Equipment-- Any equipment or vehicle that is not licensed or required to be licensed under the Highway Traffic Act and operated in Ontario by any business, industry or institution (excluding recreational use) may qualify for a refund of gasoline and/or propane tax. Examples of equipment for which a refund may be claimed include unlicensed farming, construction and forestry equipment, and boats used in business operations such as commercial or construction boats.

RETAIL SALES TAX
         Exemptions
         25(cent)Coin Pay Phone Calls-- An RST exemption applies to the 25(cent)charge for local telephone calls made by depositing coins into pay telephones.

         Agricultural Goods-- RST exemptions are provided for a wide range of agricultural products and goods used in the agricultural industry.

         Audio Books Purchased by Persons Who Are Legally Blind-- Audio books can be purchased exempt from RST by or for a person who is legally blind, as identified by a Canadian National Institute for the Blind membership card.

         Automobile Insurance Premiums-- Auto insurance premiums are exempt from RST.

         Basic Groceries-- Groceries exempt from RST include the majority of food products for preparation and consumption at home, as well as vitamins and minerals. Tax is charged on soft drinks, candies and confections, certain snack foods and alcoholic beverages.

         Books, Newspapers and Magazines Sold by Subscription-- Books published solely for educational, technical, cultural or literary purposes and containing no third-party advertising are exempt. Exempt newspapers include unbound printed publications that are usually issued daily or weekly, and contain news, advertising and literary matter. Exempt magazines include those that are sold by subscription and that are printed bound publications issued annually or more frequently and that contain articles from various identified contributors and may also contain pictures and advertising. This exemption also pertains to newsletters and to publications produced or purchased by religious, charitable or benevolent organizations. The 2005 Ontario
              Budget proposed that the RST exemption for publications produced or purchased by religious, charitable or benevolent organizations be extended to include CD-ROMs and DVDs used to promote the objectives of the organization.

         Children's Car Seats and Booster Seats-- Car seats intended to secure children within a motor vehicle and that meet prescribed federal government standards are exempt. The 2005 Ontario Budget proposed that the exemption be extended to include booster seats.

         Children's Clothing-- Clothing, in sizes up to and including girls' Canada Standard Size 16 and boys' Canada
              Standard Size 20, or clothing designed for girls or boys and sized small, medium or large, is exempt from
              RST. Diapers are also included in the exemption.

         Commercial Aircraft, Vessels Greater than 1,400 Cubic Metres, and Commercial Vessels Less than 1,400 Cubic Metres
             -- Commercial air and water transportation equipment generally capable of interjurisdictional travel is exempt.

         Custom Software-- Custom computer programs are exempt from RST. Custom computer programs are those that are designed and developed solely to meet the specific requirements of, and that are intended for the exclusive use of, a particular person. This includes computer programs that are modified to meet the specific requirements of a particular person where the price of the modification is greater than the cost of the pre-written program if sold separately, or if sold together, the price for the modified program is more than
              200% of the unmodified program.

         Donations to Schools, Colleges and Universities-- Gifts to schools, colleges and universities are exempt from RST.

         Educational CD-ROMs and DVDs-- CD-ROMs purchased by schools, school boards, community colleges, universities and public libraries are exempt from RST. The 2005 Ontario Budget proposed that the exemption be extended to include educational DVDs, provided they will not be used for commercial exhibition for profit.

         Energy-- Forms of energy exempt from RST include electricity, home heating fuels, cooking fuels, wood, coal, coke and energy sources taxed under other Acts.

         Feminine Hygiene Products-- Sanitary pads, sanitary belts and tampons are exempt from RST.

         Footwear Sold for $30 or Less-- Regardless of size, individual footwear sold for $30 or less per pair is exempt.

         Goods Purchased for Use by Fishers and Fur-trappers-- RST exemptions are provided for a number of goods used by persons engaged in the business of fishing or fur-trapping.

         Individual Life and Health Insurance Premiums-- RST does not apply to premiums for individual life and health insurance.

         Mobile Homes-- Mobile homes are taxed at 8% on 50% of the dealer's selling price and modular homes at 8% on 55%
              of the manufacturer's selling price to the dealer. Mobile and modular homes eligible for exemption are those that are built to CSA Z240 standards and represent an alternate form of "home building" intended for permanent placement on a site.

         Municipal Fire-fighting Equipment-- Fire-fighting vehicles when purchased at a price of more than $1,000 per vehicle for the exclusive use of a municipality, university, public hospital, local services board or volunteer group, and repair parts for such vehicles, are exempt from RST.

         Prepared Foods Sold for $4 or Less-- Tax applies to all prepared foods, including takeout, with the exception of prepared foods for which the total charge is $4 or less.

         Prescription Drugs and Medical Supplies-- A variety of drugs, medicines and medical supplies used to treat or cope with an illness, chronic disease or physical disability are exempt from RST. This exemption may be conditional upon prescription by an authorized health care practitioner (e.g., prescription drugs, optical devices); purchase by a hospital or other health care facility for patient care (e.g., specialized beds, medical supplies, medical equipment); or goods designed solely for dealing with a particular condition and thus specifically exempted within the Retail Sales Tax Act (e.g., artificial limbs, orthopedics, other equipment or animals for persons with physical disabilities).

         Production Machinery and Equipment-- Machinery, equipment and other apparatus used primarily and directly in the manufacturing or production of tangible personal property are exempt. Ontario also exempts consumables and processing materials; R&D equipment for manufacturers and non-profit medical R&D equipment; explosives and refractory materials; plans and drawings; and typesetting, artwork and similar materials.

         Religious Equipment-- Equipment used by a religious institution exclusively in that part of its premises where religious worship or sabbath school is regularly conducted (e.g., altars, baptismal fonts, linens, organs, pulpits, stained glass) is exempt.

         Repairs and Replacements Performed Under Warranty-- Parts and labour used to carry out repairs under warranty are exempt from RST.

         Seedlings-- Cones, cuttings, seeds, seedlings, similar planting stock and other such silvicultural material when purchased for planting in a Crown forest, by a person holding a subsisting forest resource licence issued by the Ministry of Natural Resources, are exempt.

         Services-- Services are generally exempt except for a number of specifically listed items such as telecommunications, repair and maintenance labour, and parking.

         Toll-free Telephone Services-- Toll-free telephone services can be bought exempt by any commercial, industrial, institutional, vocational, occupational or other organization for business use. Toll-free telephone services include telephone numbers beginning with 1-800, 1-888, 1-877, 1-866, etc.

         Transient Accommodation-- Purchasers of transient accommodation (lodging in hotels, motels, hostels, apartment houses, clubs and other similar accommodation for periods of less than one month) pay tax at the rate of 5%.

         University Research Equipment-- Equipment purchased by the governing body of a university that is designed for use, and used exclusively in research and investigation, and repair parts for that equipment are exempt from
              RST.

         Items for Which an Estimate Is Not Available
         Admissions-- All admissions $4 and under are exempt. In addition, a number of special exemptions are provided, including admissions to live theatrical or musical performances in places of amusement where 90% of the performers are permanent residents of Canada; admissions to live events (e.g., plays, ballets, concerts, operas) held at theatres with 3,200 seats or less; events such as trade shows that are restricted to members of specified organizations and not advertised as being open to the general public; fund-raising events where no performer is paid or receives any other consideration for performing; and events held or sponsored by federally registered Canadian amateur athletic associations and their affiliates, federally registered charitable groups, labour unions and benevolent and fraternal societies, agricultural societies operating a place of amusement during an agricultural fair, or recognized educational institutions.

         Municipal, Hospital Restructuring-- Sales tax is not payable by a municipality or public hospital on the acquisition of tangible personal property from another municipality or hospital as part of a statutory restructuring, legally required amalgamation or closure of a hospital or hospital program.

         Museums and Art Galleries-- Museums and art galleries that are more than 50% funded by public donations and grants by public bodies may purchase works of art exempt of sales tax.

         Used Adult Clothing or Footwear Sold for $50 or Less by Religious, Charitable and Benevolent Organizations-- The
              sale of used clothing and footwear by a religious, charitable or benevolent organization, where the clothing and footwear are sold in one transaction for $50 or less, is exempt from RST.

         Credits/Rebates
         Rebate for Alternative Fuel Vehicles-- The RST paid on vehicles powered by alternative fuels is refunded, to a maximum of $750 for propane vehicles and $1,000 for vehicles powered by any other alternative fuel. Certain hybrid electric passenger vehicles are also eligible for the rebate.

         RST Rebate for Building Materials for Religious, Charitable and Benevolent Organizations-- The Minister may
              rebate to the governing body of a religious, charitable or benevolent organization the RST inherently paid on building materials used in the construction or repair of real property owned by or under lease for a minimum of 20 years to the organization.

         Tax Credit for Fuel Conservation-- A $100 RST credit, the Tax Credit for Fuel Conservation, is available to purchasers of a new passenger automobile that consumes less than six litres of fuel per 100 kilometres of highway driving.

         Temporary Exemption for Destination Marketing Fees-- There is an RST exemption for Destination Marketing Fees
              (DMFs) charged on transient accommodation on or after May 19, 2004 and on or before May 18, 2005. The 2005
              Ontario Budget proposed that the exemption be extended to include DMFs billed on or before June 30, 2006.

         Temporary Rebate for Building Materials Incorporated into Electricity Generating, Qualifying Nuclear and Deep
              Lake-water Cooling Facilities-- A rebate is available for RST paid on building materials purchased and incorporated into eligible electricity generating facilities or deep lake-water cooling facilities on or after November 26, 2002 and on or before December 31, 2007. The rebate is also available for building materials purchased and incorporated into qualifying nuclear facilities on or after June 2, 2003 and on or before December 31, 2007. The rebate applies to new facilities as well as upgrades and expansions of existing facilities.

         Temporary Rebate for Solar Energy, Wind Energy, Micro Hydro-electric and Geothermal Energy Systems-- A rebate is available for RST paid on the purchase of a new solar energy system installed into a residential premises, including a multi-residential building, or on any expansion or upgrade to an existing solar energy system.
              Systems must be purchased and incorporated on or after November 26, 2002 and on or before November 25, 2007.
              The 2004 Ontario Budget extended the rebate to include wind energy, micro hydro-electric and geothermal energy systems, or any expansion or upgrade to those systems, purchased and incorporated into a residential premises, including a multi-residential building, on or after March 28, 2003 and on or before November 25,
              2007.

         Vendor Compensation-- Compensation is given to vendors for collecting RST on behalf of the Province. Compensation is based on the amount of RST collected on sales for the period. The maximum amount that can be claimed in compensation is $1,500 for a 12-month period from April 1 to March 31.

TOBACCO TAX
         Compensation for Tax Collectors-- Those who collect tobacco tax may be paid the lesser of $2,000 or 4% of the tax collected from April 1 to March 31 annually. For tax increases, wholesalers may claim 5% of the tax differential when required to conduct an inventory by the minister.

---------------------------------------------------------------------------------------------------------------------------
EDUCATION PROPERTY TAX

         Table 4 provides estimates of tax provisions relating to the Education Property Tax system.

-------------------------------------------------------------------------------------------------------------------------
TABLE 4: EDUCATION PROPERTY TAX(1)
-------------------------------------------------------------------------------------------------------------------------
Tax Provisions                                                                                 2005 Estimates(2)
                                                                                               ($ millions)

Brownfields Financial Tax Incentive Program                                                                s
Charity Rebate                                                                                             6
Conservation Land Property Tax Exemption Program                                                           2
Eligible Convention Centres Exemption                                                                      1
Eligible Live Performance Theatres Exemption                                                               8
Farm Property Class Tax Rate Reduction                                                                    70
Farmlands Awaiting Development Sub-Class Tax Rate Reduction                                                1
Heritage Property Tax Rebate                                                                               s
Managed Forest Tax Incentive Program                                                                       2
Seniors and Persons with Disabilities Property Tax Relief(3)                                               s
Tax Exemptions Under Private Statutes                                                                      6
Vacant Commercial and Industrial Unit Rebate                                                              35
Vacant Land and Excess Land Sub-Class Tax Rate Reduction                                                  55
Items for Which an Estimate Is Not Available
     Other Tax Exemptions Under Public Statutes(4)
     Discretionary exemptions granted by municipalities to special purpose properties
     (e.g., legions, navy leagues, municipal capital facilities)
     Mandatory exemptions granted to special purpose/institutional properties (e.g., places of worship, cemeteries, The Boy Scouts Association of Canada and The Canadian Girl
     Guides Association, Canadian Red Cross, St. John Ambulance and charitable, non-profit philanthropic corporations organized for the relief of the poor and supported in part by public funds)
     Relief from Property Taxes That Are Unduly Burdensome for Residential, Farm or Managed
     Forest Properties
---------------------------------------------------------------------------------------------- --------------------------
Endnotes:
1. Expenditures related to provincial land taxes or payments made in lieu of taxes have not been included.
2. Estimates based on 2005 education tax rates, 2005 Assessment Roll, 2004 Municipal Financial Information Returns where available, otherwise 2003 Municipal Financial Information Returns and municipal tax policies.
3. Estimate does not include expenditures due to the exemption from taxation on 10% of the assessment of improvements to accommodate seniors and persons with disabilities in newly built homes or the expenditure on such improvements in existing homes.
4. See description for a detailed list of special purpose/institutional properties subject to discretionary or mandatory exemption.

---------------------------------------------------------------------------------------------------------------------------
EDUCATION PROPERTY TAX--

DESCRIPTION OF TAX PROVISIONS

         Brownfields Financial Tax Incentive Program-- Municipalities may freeze or cancel the taxes on eligible brownfields properties for a defined period, and the Province may provide matching relief from education tax.

         Charity Rebate-- Municipalities must rebate a minimum of 40% of the municipal and education taxes paid by charities in the commercial and industrial property classes, and may rebate any amount of property taxes paid by charities in other property classes. Municipalities may also rebate any percentage of the municipal and education taxes paid by non-profit organizations.

         Conservation Land Property Tax Exemption Program-- Eligible conservation lands are exempt from municipal and education property taxes.

         Eligible Convention Centres Exemption-- Eligible large, privately owned convention centres are exempt from education property taxes.

         Eligible Live Performance Theatres Exemption-- Eligible theatres for live performances are exempt from municipal and education property taxes.

         Farm Property Class Tax Rate Reduction-- Eligible farm properties are subject to residential education property tax rates reduced by 75%. For municipal purposes, these properties are subject to residential property tax rates reduced by a locally determined amount of at least 75%.

         Farmlands Awaiting Development Sub-Class Tax Rate Reduction-- Eligible farmlands awaiting development may receive a locally determined reduction from the otherwise applicable tax rates.

         Heritage Property Tax Rebate-- Municipalities may adopt a program to reduce the municipal and education property taxes of eligible heritage properties by up to 40%.

         Managed Forest Tax Incentive Program-- Eligible managed forest properties are subject to residential property tax rates for municipal and education purposes that are reduced by 75%.

         Seniors and Persons with Disabilities Property Tax Relief-- Expenditures under this category include locally determined municipal and education property tax relief in the form of reduced, cancelled or deferred reassessment-related tax increases on residential properties of low-income seniors and persons with disabilities; the exemption from property taxation of improvements to an existing home to accommodate seniors or persons with disabilities; and the exemption from taxation on 10% of the assessment of newly built homes that provide accommodation to seniors and persons with disabilities.

         Tax Exemptions Under Private Statutes-- Property tax exemptions have been granted through private statutes to various cultural, heritage, recreational and community service organizations (e.g., YMCAs).

         Vacant Commercial and Industrial Unit Rebate-- Municipalities must rebate from 30% to 35% of the municipal and education property taxes paid with respect to vacant commercial and industrial buildings or portions of buildings (if vacancy exceeds 90 consecutive days).

         Vacant Land and Excess Land Sub-Class Tax Rate Reduction-- Municipal and education property tax rates on vacant and excess lands in the commercial and industrial property classes are reduced by 30% to 35% of the otherwise applicable class tax rates.

         Items for Which an Estimate Is Not Available
         Other Tax Exemptions Under Public Statutes:

         (1) Discretionary exemptions granted by municipalities to special purpose properties include:

•      Properties used and occupied as memorial homes, clubhouses or athletic grounds by veterans of the Canadian or
                  Allied Armed Forces;

•      Properties owned by the Navy League of Canada and used and occupied solely for the purposes of carrying out the activities of the Ontario division of the Navy League;

•      Municipal capital facilities operated by private-sector partners and used for municipal purposes. Examples of such facilities could include ice rinks, community centres and municipal housing project facilities; and

•      Properties occupied by not-for-profit hospital service corporations for providing laundry and/or food services.

         (2) Mandatory exemptions granted to special purpose/institutional properties include:

•      Places of worship that are owned by a church or religious organization, including 50% of the principal residence of the clergy;

•      Cemeteries and burial sites;

•      Land owned, used and occupied solely by a non-profit philanthropic, religious or educational seminary of learning;

•      Land owned by a municipality (but not if occupied by a taxable tenant);

•      Property owned, occupied and used solely by The Boy Scouts Association of Canada or The Canadian Girl Guides
                  Association;

•      Land owned, used and occupied by a non-profit philanthropic corporation for the purpose of a house of refuge;

•      Land owned, used and occupied by the Canadian Red Cross, St. John Ambulance, or a charitable, non-profit philanthropic corporation organized for the relief of the poor that is supported in part by public funds;

•      The property of a children's aid society if used exclusively for the purposes of and in connection with the society;

•      The property of scientific and literary institutions including public libraries and agricultural societies to the extent that it is occupied for the purposes of the society;

•      Battle sites; and

•      Exhibition sites (extent determined by municipal bylaw).

          Relief from Property Taxes That Are Unduly Burdensome-- Municipalities may reduce municipal property taxes where they are determined to be unduly burdensome to the owner of property in the residential, farm or managed forest property classes. Education taxes are reduced in the same proportion as municipal taxes.

---------------------------------------------------------------------------------------------------------------------------
EMPLOYER HEALTH TAX

         The following table provides an estimate of the tax exemption under the 2005 Employer Health Tax system.

----------------------------------------------------------------------------------------------------------------------
TABLE 5: EMPLOYER HEALTH TAX (EHT)
----------------------------------------------------------------------------------------------------------------------
Tax Provisions                                                                                2005 Estimates
                                                                                              ($ millions)

$400,000 Exemption for Private-sector Employers(1)                                                      575
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Endnote:

1. Estimate is forecast to the 2005 calendar year based on 1996 and 2003 EHT-filer data.
----------------------------------------------------------------------------------------------------------------------

EMPLOYER HEALTH TAX
         $400,000 Exemption for Private-sector Employers-- The Employer Health Tax is payable by all Ontario employers.
              Private-sector employers are exempt from tax on the first $400,000 of annual total Ontario remuneration.

---------------------------------------------------------------------------------------------------------------------------
ESTATE ADMINISTRATION TAX

         Table 6 provides an estimate of the 2005 exemption under the Estate Administration Tax.

----------------------------------------------------------------------------------------------------------------------
TABLE 6: ESTATE ADMINISTRATION TAX
----------------------------------------------------------------------------------------------------------------------
Tax Provisions                                                                                2005 Estimates
                                                                                              ($ millions)
Exemption Where the Value of the Estate Does Not Exceed $1,000                                           s
----------------------------------------------------------------------------------------------------------------------

ESTATE ADMINISTRATION TAX
         Exemption Where the Value of the Estate Does Not Exceed $1,000-- The Estate Administration Tax is payable by the estate of a deceased person immediately upon the issuance of an estate certificate. If the value of the estate does not exceed $1,000, the estate is exempt from tax.

---------------------------------------------------------------------------------------------------------------------------
GROSS REVENUE CHARGE

         Table 7 provides an estimate of the tax provision under the Gross Revenue Charge.

----------------------------------------------------------------------------------------------------------------------
TABLE 7: GROSS REVENUE CHARGE (GRC) (1)
----------------------------------------------------------------------------------------------------------------------
Tax Provisions                                                                                2005 Estimates(2)
                                                                                              ($ millions)
Gross Revenue Charge 10-year Holiday                                                                     s
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Endnotes:
1. Expenditure does not include the provincial water rental portion of the GRC.
2. 2005 estimate based on 2003 GRC returns.
----------------------------------------------------------------------------------------------------------------------

GROSS REVENUE CHARGE
         Gross Revenue Charge (GRC)-- The GRC is paid with respect to hydro-electric generating sites, replacing municipal and education property taxes and provincial water rental charges. A 10-year holiday from the GRC is provided for eligible new, expanded and redeveloped hydroelectric generating stations.

---------------------------------------------------------------------------------------------------------------------------
                                                                   2005 Ontario Economic Outlook and Fiscal Review
---------------------------------------------------------------------------------------------------------------------------
Borrowing and Debt Management

ANNEX IV
BORROWING AND DEBT MANAGEMENT
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

LONG-TERM PUBLIC BORROWING

         The objective of Ontario's borrowing program is to finance the cash requirements of the Province and the Ontario
         Electricity Financial Corporation (OEFC) in a timely and cost-effective manner. The Province employs a variety of financing and hedging instruments in domestic and international capital markets to meet its annual borrowing requirement.

         The borrowing program is focused on the domestic market, but also diversifies funding sources by accessing international markets. A flexible borrowing approach is used to respond to investor preferences and also aims to smooth the debt maturity profile by scheduling maturities into years that currently have lower levels of maturing debt.

         A glossary of terms used in this Annex is included at the end.

-------------------------------------------------------------------------------------------------------------------------
2005-06 BORROWING PROGRAM: PROVINCE AND OEFC
($ BILLIONS)
-------------------------------------------------------------------------------------------------------------------------
                                                                             --------------------------------------------
                                                                                               2005-06
                                                                             --------------------------------------------
                                                                             -------------- -------------- --------------
                                                                     Actual    Budget Plan        Current        In-Year
                                                                    2004-05                      Outlook*         Change
------------------------------------------------------------- -------------- -------------- -------------- --------------
------------------------------------------------------------- -------------- -------------- -------------- --------------
Deficit/(Surplus)                                                       1.6            2.8            2.4          (0.4)
Adjustments for:
     Non-Cash Items Included in Deficit                               (1.0)            2.3            2.2          (0.1)
     Amortization of Major Tangible Capital Assets                    (0.8)          (0.8)          (0.8)              -
Acquisitions of Major Tangible Capital Assets                           1.4            1.8            1.8              -
Debt Maturities                                                        15.3           20.5           20.5              -
Debt Redemptions                                                        1.4            0.7            0.7              -
Canada Pension Plan Borrowing                                         (1.0)          (1.2)          (1.0)            0.2
Increase/(Decrease) in Cash and Cash Equivalents                          -              -              -              -
Pre-Funding for 2005-06                                                 6.2              -              -              -
Decrease/(Increase) in Short-Term Borrowing                             0.4              -          (1.0)          (1.0)
Other Uses/(Sources) of Cash                                            1.4            1.1            2.1            1.0
------------------------------------------------------------- -------------- -------------- -------------- --------------
------------------------------------------------------------- -------------- -------------- -------------- --------------
Total Long-Term Public Borrowing Requirement                           24.8           27.2           26.9          (0.3)
------------------------------------------------------------- -------------- -------------- -------------- --------------
-------------------------------------------------------------------------------------------------------------------------
*Second-quarter fiscal forecast as at September 30, 2005. If the reserve is not required this year, the deficit is projected to be $1.4 billion.
Note: Numbers may not add due to rounding.
-------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------- -------------- -------------- -------------- --------------
BORROWING PROGRAM STATUS*                                                        Completed      Remaining          Total
($ BILLIONS)
------------------------------------------------------------- -------------- -------------- -------------- --------------
------------------------------------------------------------- -------------- -------------- -------------- --------------
Province                                                                              15.7            8.7           24.4
OEFC                                                                                   1.4            1.1            2.5
------------------------------------------------------------- -------------- -------------- -------------- --------------
------------------------------------------------------------- -------------- -------------- -------------- --------------
Total                                                                                 17.1            9.8           26.9
------------------------------------------------------------- -------------- -------------- -------------- --------------
-------------------------------------------------------------------------------------------------------------------------
*As at October 19, 2005.
-------------------------------------------------------------------------------------------------------------------------

         The Total Long-Term Public Borrowing Requirement for the Province and OEFC in 2005-06 is projected at $26.9 billion, down from $27.2 billion in the Budget Plan. This amount includes $20.5 billion of Debt Maturities, $0.7 billion of Debt Redemptions and $2.4 billion from the Deficit.

         The decrease in the Total Long-Term Public Borrowing Requirement is mainly due to the decline in the Deficit and the Adjustments for Non-Cash Items Included in Deficit, offset by the decline in Canada Pension Plan borrowing.

         The increase in other Uses/(Sources) of Cash is mainly attributable to projected short- term loans to the Ontario
         Power Authority (OPA) to bridge the timing of their cash-flow requirements. This amount is being financed through short-term borrowing.

         The Ontario Financing Authority (OFA) completed $16.8 billion of the Total Long-Term Public Borrowing Requirement during the first half of the fiscal year.  As of October 19, 2005, an additional $0.3 billion was borrowed in the long-term markets, for a total of $17.1 billion. This includes pre-borrowing of $6.2 billion undertaken during
         2004-05. Nearly 64 per cent of the Province's 2005-06 program has been completed.

         The domestic market has been the main source of funding in 2005-06, providing a total of $13.8 billion through a number of instruments, including:

•      Syndicated issues;

•      Medium-Term Notes;

•      Floating Rate Notes;

•      Ontario Savings Bonds; and

•      Real Return Bonds.

         On September 28, 2005, the Province successfully launched its first Real Return Bond (RRB) issue.  RRBs pay investors a rate of return that is adjusted for inflation using the Canadian Consumer Price Index (CPI).  The
         Province issued the RRB at a real rate below two per cent compared to an average over the past five years of 2.8 per cent and a high of 3.8 per cent for Government of Canada RRBs. Due to strong demand from institutional investors, the Province was able to increase the issue amount from $250 million to $700 million.

         The RRB was issued on behalf of OEFC to replace an existing liability that pays 3.25 per cent over the Ontario
         CPI. This will save OEFC over $9 million annually.

         While the majority of the borrowing has been completed in the domestic market, the Province has also successfully issued in the international capital markets including:

•      Global bonds denominated in U.S. and New Zealand dollars.

•      Euro Medium-Term Notes in Canadian and Australian dollars, Swiss francs and South African rand-- the first by any
                  Canadian province.

         To date, the Province has borrowed $3.0 billion, or nearly 18 per cent of its long-term borrowing program, in international markets, compared to 29 per cent in fiscal 2004-05 and 26 per cent in fiscal 2003-04.

[PIE CHART SHOWING THE BORROWING IN ALL MARKETS.]

MEDIUM-TERM BORROWING OUTLOOK

-------------------------------------------------------------------------------------------------------------------------
MEDIUM-TERM BORROWING PROGRAM OUTLOOK: PROVINCE AND OEFC*
($ BILLIONS)
-------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------- ------------------ ------------------ -----------------
                                                                            2006-07            2007-08           2008-09
----------------------------------------------------------------- ------------------ ------------------ -----------------
----------------------------------------------------------------- ------------------ ------------------ -----------------
Deficit/(Surplus)                                                             2.4                  1.5                 -
Adjustments for:
   Non-Cash Items Included in Deficit                                         1.2                  1.7               1.4
   Amortization of Major Tangible Capital Assets                            (0.9)                (1.0)             (1.0)
Acquisitions of Major Tangible Capital Assets                                 2.2                  2.4               2.2
Debt Maturities
   Currently Outstanding                                                     14.5                 12.9              19.5
   Incremental Impact of Future Refinancing                                     -                  1.5               2.1
                                                                  ------------------ ------------------ -----------------
                                                                  ------------------ ------------------ -----------------
   Subtotal                                                                  14.5                 14.4              21.6
Debt Redemptions                                                              0.7                  0.7               0.7
Canada Pension Plan Borrowing                                               (0.4)                (0.4)             (0.6)
Increase/(Decrease) in Cash and Cash Equivalents                                -                    -                 -
Decrease/(Increase) in Short-Term Borrowing                                   1.0                    -                 -
Other Uses/(Sources) of Cash                                                (0.9)                  0.2               0.5
----------------------------------------------------------------- ------------------ ------------------ -----------------
----------------------------------------------------------------- ------------------ ------------------ -----------------
Total Long-Term Public Borrowing Requirement                                 19.9                 19.5              24.8
----------------------------------------------------------------- ------------------ ------------------ -----------------
-------------------------------------------------------------------------------------------------------------------------
* Second-quarter fiscal forecast as at September 30, 2005. If the reserve is not required in 2006-07, the deficit would fall to $0.9 billion. The deficit would be eliminated in 2007-08 if the reserve is also not required in that year.
Note: Numbers may not add due to rounding.
-------------------------------------------------------------------------------------------------------------------------

         Refinancing maturing debt remains the primary component of the 2006-07 to 2008-09 Medium-Term Borrowing Outlook.
         Debt Maturities for the Province and OEFC are projected at $14.5 billion in 2006-07, $14.4 billion in 2007-08 and
         $21.6 billion in
         2008-09.

         In managing the borrowing program, the OFA will maintain a flexible financing approach and monitor domestic and international bond markets continuously, seeking out the most cost-effective borrowing opportunities.

         The OFA will also continue to aim for a balanced maturity profile and take advantage of opportunities to schedule maturities into years that currently have lower levels of maturing debt.

---------------------------------------------------------------------------------------------------------------------------

DEBT

         The Province's Total Debt is $156.9 billion as of September 30, 2005. Total Debt is projected at $158.7 billion as of March 31, 2006.

         Ontario's Net Debt, the difference between total liabilities and total financial assets of the Province, was
         $140.7 billion as of March 31, 2005 and is projected at $144.0 billion as of March 31, 2006.

[BAR CHART SHOWING THE NET DEBT AND TOTAL DEBT IN BILLIONS OF DOLLARS FOR 1990-91 TO 2005-06.]

         The Ontario Strategic Infrastructure Financing Authority's (OSIFA) debt of $1.3 billion, as of September 30,
         2005, is included in the Province's Total Debt, but not in the Province's Net Debt, as OSIFA's debt is offset by net assets of $1.3 billion. OSIFA's debt is not guaranteed by the Province.

TOTAL DEBT COMPOSITION
         Total Debt of $156.9 billion as of September 30, 2005 is composed of bonds and debentures issued in both the short- and long-term public capital markets and non-public debt held by certain federal and provincial public-sector pension plans and government agencies.

         As of September 30, 2005, public debt totalled $132.1 billion, primarily consisting of bonds issued in the domestic and international long-term public markets in 10 currencies. Ontario also had $24.8 billion outstanding in non-public debt issued in Canadian dollars.

[PIE CHART SHOWING COMPOSITION OF THE TOTAL DEBT OF $156.9 BILLION AS OF SEPTEMBER 30, 2005.]

DEBT MANAGEMENT
         The Province mitigates financial risks associated with its capital market activities by adhering to prudent risk management policies and exposure limits.

         The Province limits itself to a maximum interest rate reset exposure of 25 per cent of debt issued for Provincial purposes and a maximum foreign exchange exposure of five per cent of debt issued for Provincial purposes.

         The Province's interest rate reset and foreign exchange exposures have remained well below policy limits during the first half of 2005-06.

         In fiscal 2004-05, the OFA's cost-effective management of the borrowing program, debt portfolio and short-term investments contributed $150.2 million in savings relative to the OFA's benchmarks, thereby lowering interest on debt.

[BAR CHART SHOWING THE INTEREST RATE RESET EXPOSURE AS A PERCENTAGE OF DEBT ISSUED FOR PROVINCIAL PURPOSES
 FOR MARCH 31, 2002 TO SEPTEMBER 30, 2005.]

[BAR CHART SHOWING THE FOREIGN EXCHANGE EXPOSURE AS A PERCENTAGE OF DEBT ISSUED FOR PROVINCIAL PURPOSES
 FOR MARCH 31, 2002 TO SEPTEMBER 30, 2005.]

COST OF DEBT
         As of September 30, 2005, the effective interest rate on Total Debt (on a weighted-average basis) was 6.2 per cent compared to 6.4 per cent on March 31, 2005 and 10.9 per cent on March 31, 1991.

         The effective interest rate on public debt as of September 30, 2005 was 5.6 per cent, compared to 9.7 per cent on non-public debt. As of March 31, 2005, the effective interest rate on public debt was 5.7 per cent and 10.0 per cent on non-public debt.

[LINE GRAPH SHOWING THE EFFECTIVE INTEREST RATE (WEIGHTED AVERAGE) OF DEBT FROM 1990-91 TO 2005-06.]
---------------------------------------------------------------------------------------------------------------------------

GLOSSARY OF FINANCIAL TERMS DESCRIBED IN ANNEX IV

         Amortization of Major Tangible Assets: the allocation to expenditure of the amortization cost of major tangible assets acquired in the current and prior years but not yet fully amortized.

         Acquisitions of Major Tangible Capital Assets: the cost of purchasing or building major tangible assets owned by the Province, including land, buildings, highways and bridges during the year.

         Canada Pension Plan Borrowing: the Province has the option of borrowing from the Canada Pension Plan as a source of long-term borrowing.

         Debt Maturities: total forecasted amount of debt including debt with early retirement features that will be due for repayment in the fiscal year (excludes Treasury Bills and other short-term obligations).

         Debt Redemptions: total forecasted amount of variable and step-up Ontario Savings Bonds expected to be redeemed in the fiscal year.

         Domestic Bonds: debt securities issued in the domestic market, clearing through the domestic clearing system.

         Euro Medium-Term Notes (EMTNs): issued outside the United States and Canada and structured to meet individual investor requirements.

         Floating Rate Notes (FRNs): debt instruments that bear a variable rate of interest. Coupons are linked to a floating interest rate index, and pay out at a predetermined yield spread to the index.

         Global Bonds: debt securities issued simultaneously in the international and domestic markets, settling through various worldwide clearing systems. These can be issued in a variety of currencies including Canadian and
              U.S. dollars.

         Increase/(Decrease) in Cash and Cash Equivalents: the change in cash and other short-term liquid instruments.

         Medium-Term Notes (MTNs): debt instruments offered under a registered program and structured to meet specific investor needs.

         Non-Cash Items Included in Deficit: adjustments to the Deficit (reported on an accrual basis) to determine cash flows to be used in operating activities. Non-cash adjustments include revenues that are earned but not received and/or expenses that were recognized but cash was not paid during the fiscal year.

         Pre-funding: borrowing undertaken in the present fiscal year for borrowing requirements in the next fiscal year.

         Real Return Bonds (RRBs): debt securities that pay investors a rate of return that is adjusted for inflation using the Canadian Consumer Price Index (CPI).

         Swap: a legal arrangement, the effect of which is that each of the parties (the counterparty) takes responsibility for a financial obligation incurred by the other counterparty. An interest rate swap exchanges floating interest payments for fixed interest payments or vice versa. A cross-currency swap exchanges principal and interest payments in one currency for cash flows in another currency.

         Syndicated Issues: debt securities that are underwritten by a group of investment dealers.

         Treasury Bills: short-term debt instruments issued by governments on a discount basis usually for durations of 91 days, 182 days or 52 weeks.

         U.S. Commercial Paper (CP): short-term debt typically issued by a government or corporation on a discount basis.
              CP is limited to terms of 1 to 270 days.

---------------------------------------------------------------------------------------------------------------------------
                                                                   2005 Ontario Economic Outlook and Fiscal Review
---------------------------------------------------------------------------------------------------------------------------
Fiscal Tables and Graphs

ANNEX V
FISCAL TABLES AND GRAPHS
---------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

MEDIUM-TERM FISCAL PLAN AND OUTLOOK                                                                         TABLE 1
($ BILLIONS)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                              Actual                      Outlook*
                                                             2004-05
-------------------------------------------------------------------------------------------------------------------------
                                                                          2005-06      2006-07      2007-08      2008-09
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Revenue                                                         77.8         82.1         84.8         88.5         92.2
Expense
     Programs                                                   67.0         71.3         73.4         76.0         77.9
     Capital                                                     3.0          2.7          2.5          2.1          2.1
     Interest on Debt                                            9.4          9.6          9.9         10.3         10.7
                                                        -----------------------------------------------------------------
                                                        -----------------------------------------------------------------
Total Expense                                                   79.4         83.5         85.7         88.5         90.7
                                                        -----------------------------------------------------------------
                                                        -----------------------------------------------------------------
Surplus/(Deficit) Before Reserve                               (1.6)        (1.4)        (0.9)          0.0          1.5
Reserve                                                        -              1.0          1.5          1.5          1.5
                                                        -----------------------------------------------------------------
                                                        -----------------------------------------------------------------
Surplus/(Deficit)                                              (1.6)        (2.4)        (2.4)        (1.5)          0.0
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Net Debt+                                                      140.7        144.0        147.7        150.7        151.8
Accumulated Deficit+                                           125.7        128.1        130.5        132.0        132.0
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Gross Domestic Product (GDP) at Market Prices                  516.8        538.0        562.2        589.2        618.7
Net Debt as a per cent of GDP                                   27.2         26.8         26.3         25.6         24.5
Accumulated Deficit as a per cent of GDP                        24.3         23.8         23.2         22.4         21.3
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
*    Second-quarter fiscal forecast as at September 30, 2005.
+    Net Debt is calculated as the difference between liabilities and financial assets. The annual change in Net Debt is equal to the Surplus/Deficit plus the change in tangible capital assets. Accumulated Deficit is calculated as the difference between liabilities and financial and tangible capital assets. The annual change in the Accumulated
     Deficit is equal to the Surplus/Deficit.
Numbers may not add due to rounding.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
2005-06 FISCAL OUTLOOK--IN-YEAR CHANGE                                                                       TABLE 2
($ MILLIONS)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                          Budget Plan         Outlook*           In-Year
                                                                              2005-06          2005-06            Change
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Revenue                                                                        81,687           82,132               445
Expense
     Programs                                                                  71,014           71,257               243
     Capital                                                                    2,673            2,673                 -
     Interest on Debt                                                           9,796            9,571             (225)
                                                                   ------------------------------------------------------
                                                                   ------------------------------------------------------
Total Expense                                                                  83,483           83,501                18
                                                                   ------------------------------------------------------
Surplus/(Deficit) Before Reserve                                              (1,796)          (1,369)               427
Reserve                                                                         1,000            1,000                 -
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Surplus/(Deficit)                                                             (2,796)          (2,369)               427
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
*  Second-quarter fiscal forecast as at September 30, 2005.
Source: Ontario Ministry of Finance.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

REVENUE                                                                                                     TABLE 3
($ MILLIONS)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                   2001-02     2002-03    2003-04     Actual    Outlook*
                                                                                                     2004-05     2005-06
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Taxation Revenue
     Personal Income Tax                                            19,097      18,195     18,301     19,320      20,251
     Retail Sales Tax                                               13,803      14,183     14,258     14,855      15,475
     Corporations Tax                                                6,646       7,459      6,658      9,883       9,488
     Employer Health Tax                                             3,502       3,589      3,753      3,886       4,033
     Ontario Health Premium                                              -           -          -      1,737       2,422
     Gasoline Tax                                                    2,192       2,306      2,264      2,277       2,288
     Fuel Tax                                                          659         682        681        727         733
     Tobacco Tax                                                       703       1,183      1,350      1,453       1,511
     Land Transfer Tax                                                 665         814        909      1,043       1,056
     Electricity Payments-In-Lieu of Taxes                             387         711        627        511         656
     Other Taxes                                                       371         429        347        283         258
                                                                ---------------------------------------------------------
                                                                ---------------------------------------------------------
                                                                    48,025      49,551     49,148     55,975      58,171
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Government of Canada**
     Canada Health and Social Transfer (CHST)                        5,831       7,346      7,345          -           -
     Canada Health Transfer (CHT)                                        -           -          -      5,640       7,127
     Canada Social Transfer (CST)***                                     -           -          -      2,912       3,311
     CHST Supplements                                                  380         191        577        775         584
     Social Housing                                                    524         525        528        522         520
     Infrastructure Programs                                             -          97        150        209         293
     Wait Times Reduction Fund                                           -           -          -        242         243
     Medical Equipment Funds                                           190           -        192        387         194
     Other Government of Canada                                        829         735      1,101      1,195         901
                                                                ---------------------------------------------------------
                                                                ---------------------------------------------------------
                                                                     7,754       8,894      9,893     11,882      13,173
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Income from Investment in Government Business Enterprises
     Ontario Lottery and Gaming Corporation                          2,255       2,288      2,106      1,992       1,941
     Liquor Control Board of Ontario                                   904         939      1,045      1,147       1,186
     Ontario Power Generation Inc. and Hydro One Inc.                  179         717       (17)        444         887
     Other Government Enterprises                                        7         (2)       (64)        (5)           5
                                                                ---------------------------------------------------------
                                                                ---------------------------------------------------------
                                                                     3,345       3,942      3,070      3,578       4,019
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Other Non-Tax Revenue
     Reimbursements                                                  1,592       1,111      1,206      1,241       1,319
     Electricity Debt Retirement Charge                                  -         889      1,000        997       1,018
     Vehicle and Driver Registration Fees                              941         982        985        976       1,017
     Power Sales                                                       815         635        510        610         961
     Other Fees and Licences                                           474         606        594        506         510
     Liquor Licence Revenue                                            530         530        488        489         502
     Net Reduction of Power Purchase Contract Liability                  -         161        104        236         396
     Sales and Rentals                                                 344         560        532        352         369
     Royalties                                                         224         304        248        278         236
     Miscellaneous Other Non-Tax Revenue                             2,490         726        622        721         441
                                                                ---------------------------------------------------------
                                                                ---------------------------------------------------------
                                                                     7,410       6,504      6,289      6,406       6,769
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Total Revenue                                                       66,534      68,891     68,400     77,841      82,132
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
*    Second-quarter fiscal forecast as at September 30, 2005.
**   Health Reform Fund included in CHST in 2003-04 and CHT in 2004-05.
***  Includes 2005 Federal Budget additional Early Learning and Child Care revenues of $272 million in 2005-06.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
REVENUE - IN-YEAR
CHANGE
TABLE 4
($ MILLIONS)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                                      Budget Plan          Outlook*        In-Year
                                                                          2005-06           2005-06         Change
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Taxation Revenue
     Personal Income Tax                                                   20,026            20,251            225
     Retail Sales Tax                                                      15,475            15,475              -
     Corporations Tax                                                       9,248             9,488            240
     Employer Health Tax                                                    4,033             4,033              -
     Ontario Health Premium                                                 2,422             2,422              -
     Gasoline Tax                                                           2,308             2,288           (20)
     Fuel Tax                                                                 733               733              -
     Tobacco Tax                                                            1,511             1,511              -
     Land Transfer Tax                                                      1,056             1,056              -
     Electricity Payments-In-Lieu of Taxes                                    656               656              -
     Other Taxes                                                              258               258              -
                                                                ---------------------------------------------------
                                                                ---------------------------------------------------
                                                                           57,726            58,171            445
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Government of Canada
     Canada Health and Social Transfer (CHST)                                   -                 -              -
     Canada Health Transfer (CHT)                                           7,127             7,127              -
     Canada Social Transfer (CST)**                                         3,311             3,311              -
     CHST Supplements                                                         584               584              -
     Social Housing                                                           520               520              -
     Infrastructure Programs                                                  293               293              -
     Wait Times Reduction Fund                                                243               243              -
     Medical Equipment Funds                                                  194               194              -
     Other Government of Canada                                               901               901              -
                                                                ---------------------------------------------------
                                                                ---------------------------------------------------
                                                                           13,173            13,173              -
-------------------------------------------------------------------------------------------------------------------
Income from Investment in Government Business Enterprises
     Ontario Lottery and Gaming Corporation                                 1,941             1,941              -
     Liquor Control Board of Ontario                                        1,186             1,186              -
     Ontario Power Generation Inc. and Hydro One Inc.                         887               887              -
     Other Government Enterprises                                               5                 5              -
                                                                ---------------------------------------------------
                                                                ---------------------------------------------------
                                                                            4,019             4,019              -
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Other Non-Tax Revenue
     Reimbursements                                                         1,319             1,319              -
     Electricity Debt Retirement Charge                                     1,018             1,018              -
     Vehicle and Driver Registration Fees                                   1,017             1,017              -
     Power Sales                                                              961               961              -
     Other Fees and Licences                                                  510               510              -
     Liquor Licence Revenue                                                   502               502              -
     Net Reduction of Power Purchase Contract Liability                       396               396              -
     Sales and Rentals                                                        369               369              -
     Royalties                                                                236               236              -
     Miscellaneous Other Non-Tax Revenue                                      441               441              -
                                                                ---------------------------------------------------
                                                                ---------------------------------------------------
                                                                            6,769             6,769              -
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Total Revenue                                                              81,687            82,132            445
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
*    Second-quarter fiscal forecast as at September 30, 2005.
**   Includes 2005 Federal Budget additional Early Learning and Child Care revenues of $272 million in 2005-06.
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSE                                                                                           TABLE 5
($ MILLIONS)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Ministry                                                   2001-02     2002-03     2003-04     Actual      Outlook*
                                                                                               2004-05     2005-06
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Agriculture, Food and Rural Affairs**                               456         598         703         699          605
     One-Time and Extraordinary Assistance                          319          18           -        458+            -
Attorney General                                                    995       1,052       1,199       1,175        1,199
Board of Internal Economy                                           124         146         196         145          167
Children and Youth Services                                       2,244       2,431       2,640       2,831        3,196
Citizenship and Immigration**                                        61          55          55          65           76
Community and Social Services**                                   5,812       5,846       5,999       6,372        6,603
Community Safety and Correctional Services                        1,513       1,656       1,666       1,718        1,753
Culture                                                             279         331         303         280          275
Democratic Renewal Secretariat                                        -           -           -           2            4
Economic Development and Trade**                                     88         102          87          80          448
Education**                                                       8,419       9,071       9,733      10,565       11,340
     Teachers' Pension Plan (TPP)                                    42         238         235         240          290
Energy                                                              367         144         116         142          148
Environment                                                         265         237         261         300          314
Executive Offices                                                    19          20          24          19           19
Finance - Own Account**                                           1,182       1,074       1,229       1,049        1,092
     Interest on Debt                                            10,337       9,694       9,604       9,368        9,571
     Community Reinvestment Fund/Ontario Municipal
         Partnership Fund                                           557         622         651         626          662
     Community Reinvestment Fund One-Time Transition
         Funding                                                      -           -           -         233            -
     Electricity Consumer Price Protection Fund                       -         665         253           -            -
     Power Purchases                                                815         786         797         840          961
     Contingency Fund**                                               -           -           -           -          450
Government Services**                                               471         327         457         889          663
     Pension and Other Employee Future Benefits**                    63         102         309         458          735
Health and Long-Term Care**                                      23,793      25,660      27,880      30,797       32,718
     SARS-Related and Major One-Time Health Costs                     -           -         824           -            -
Health Promotion**                                                  143         157         172         198          254
Intergovernmental Affairs                                             6           9           6          13            9
Labour                                                              110         123         117         129          146
Municipal Affairs and Housing**                                   1,136         636         632         701          643
Natural Resources                                                   438         454         516         484          584
Northern Development and Mines                                       75          73          76          78          116
Office of Francophone Affairs                                         5           3           3           3            4
Public Infrastructure Renewal**++                                  (22)          89        (16)          29           51
Research and Innovation**                                           132         139         165         191          235
Secretariat for Aboriginal Affairs                                   13          16          15          19           45
Tourism**                                                           130         118         193         146          139
Training, Colleges and Universities**                             3,218       3,392       3,808       4,187        4,688
Transportation                                                      664         814         800         848          975
Year-End Savings                                                      -           -           -           -        (350)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Total Operating Expense                                          64,269      66,898      71,708      76,377       80,828
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
*    Second-quarter fiscal forecast as at September 30, 2005.
**   Preliminary allocations and historical restatements reflecting new ministry structure, pending finalization of restructuring currently underway.
+    One-time and Extraordinary Assistance refers to spending above "normal" levels due to unforeseen events. In
     2004-05, low commodity prices and other unforeseen events resulted in one-time assistance totalling $458 million to producers including grain and oil seed producers and tobacco producers.
++   Credit expense amounts relate to consolidation adjustments between Ontario Realty Corporation (ORC) and ministries to reflect the net capital spending for the year.
-------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSE - IN-YEAR
CHANGE                                                                                            TABLE 6
($ MILLIONS)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Ministry                                                                Budget Plan         Outlook*     In-Year Change
                                                                            2005-06          2005-06
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Agriculture, Food and Rural Affairs**                                           605              605                  -
Attorney General                                                              1,199            1,199                  -
Board of Internal Economy                                                       167              167                  -
Children and Youth Services                                                   3,196            3,196                  -
Citizenship and Immigration**                                                    76               76                  -
Community and Social Services**                                               6,603            6,603                  -
Community Safety and Correctional Services                                    1,753            1,753                  -
Culture                                                                         275              275                  -
Democratic Renewal Secretariat                                                    4                4                  -
Economic Development and Trade**                                                448              448                  -
Education**                                                                  11,340           11,340                  -
     Teachers' Pension Plan (TPP)                                               290              290                  -
Energy                                                                          148              148                  -
Environment                                                                     314              314                  -
Executive Offices                                                                19               19                  -
Finance - Own Account**                                                       1,092            1,092                  -
     Interest on Debt                                                         9,796            9,571              (225)
     Ontario Municipal Partnership Fund                                         662              662                  -
     Power Purchases                                                            961              961                  -
     Contingency Fund**                                                         557              450              (107)
Government Services**                                                           663              663                  -
     Pension and Other Employee Future Benefits**                               514              735                221
Health and Long-Term Care**                                                  32,718           32,718                  -
Health Promotion**                                                              254              254                  -
Intergovernmental Affairs                                                         8                9                  1
Labour                                                                          146              146                  -
Municipal Affairs and Housing**                                                 643              643                  -
Natural Resources                                                               492              584                 92
Northern Development and Mines                                                  111              116                  5
Office of Francophone Affairs                                                     4                4                  -
Public Infrastructure Renewal**                                                  51               51                  -
Research and Innovation**                                                       235              235                  -
Secretariat for Aboriginal Affairs                                               14               45                 31
Tourism**                                                                       139              139                  -
Training, Colleges and Universities**                                         4,688            4,688                  -
Transportation                                                                  975              975                  -
Year-End Savings                                                              (350)            (350)                  -
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Total Operating Expense                                                      80,810           80,828                 18
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
*    Second-quarter fiscal forecast as at September 30, 2005.
**   Budget Plan and Outlook reflect new ministry structure, pending finalization of restructuring currently underway.
------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

CAPITAL EXPENSE                                                                                             TABLE 7
($ MILLIONS)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Ministry                                                         2001-02    2002-03     2003-04      Actual     Outlook*
                                                                                                    2004-05      2005-06
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Agriculture, Food and Rural Affairs**                                 29         68         204         243          271
Attorney General                                                      46         43          24          34           75
Children and Youth Services                                            6          7           -           4          109
Community and Social Services**                                       25         16          10          20           33
Community Safety and Correctional Services                            88         66          47          32           48
Culture                                                               14         42          24          64          115
Economic Development and Trade**                                       1          2           2           5            2
Education**                                                           20         13          19          54           10
Energy                                                                50         46          53          52           49
Environment                                                           20         13           4           7           13
Finance**                                                             11          8           5          25            4
Government Services**                                                  3          4           5           8           12
Health and Long-Term Care**                                          205        339         358         535          339
Health Promotion**                                                     -          -           -           -            5
Municipal Affairs and Housing**                                       12         20           3          34          132
Natural Resources                                                     70         72         111          79           53
Northern Development and Mines++                                     371        229         113         242          264
Public Infrastructure Renewal**+, +++                                 25          4        (19)          43           33
     Capital Contingency Fund                                          -          -           -           -          117
Research and Innovation**                                             18         19          29          71           80
Secretariat for Aboriginal Affairs                                     3          2           -           2            3
Tourism**                                                              9         55          51          65           88
Training, Colleges and Universities**                                 46         68         116         417          131
Transportation++                                                     818        740       1,016         983          837
Year-End Savings                                                       -          -           -           -        (150)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Total Capital Expense***                                           1,890      1,876       2,175       3,019        2,673
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
*    Second-quarter fiscal forecast as at September 30, 2005.
**   Preliminary allocations and historical restatements reflecting new ministry structure, pending finalization of restructuring currently underway.
***  Starting in 2002-03, major tangible capital assets owned by Provincial ministries (land, buildings and transportation infrastructure) are accounted for on a full accrual accounting basis. Other tangible capital assets owned by Provincial ministries will continue to be accounted for as expense in the year of acquisition or construction. All capital assets owned by consolidated government organizations are accounted for on a full accrual basis.
+    Ministries' contributions for investments in Provincially owned land and buildings are recorded as an expense by the contributing ministries. Starting in 2002-03, any resulting adjustment to expense from the capitalization and amortization of most of these Provincially owned land and buildings is recorded in the Ministry of Public
     Infrastructure Renewal.
++   Prior year expenses restated to reflect the change in accounting treatment introduced in the 2004-05 Public
     Accounts, to disclose spending on northern highways in the ministry that carries out these activities.
+++  Credit expense amounts relate to consolidation adjustments between Ontario Realty Corporation (ORC) and ministries to reflect the net capital spending for the year.
Sources: Ontario Ministry of Finance and Ontario Ministry of Public Infrastructure Renewal.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENSE - IN-YEAR CHANGE                                                                            TABLE 8
($ MILLIONS)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Ministry                                                          Budget Plan 2005-06        Outlook*     In-Year Change
                                                                                              2005-06
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Agriculture, Food and Rural Affairs**                                             271             271                  -
Attorney General                                                                   75              75                  -
Children and Youth Services                                                       109             109                  -
Community and Social Services**                                                    33              33                  -
Community Safety and Correctional Services                                         48              48                  -
Culture                                                                           115             115                  -
Economic Development and Trade**                                                    2               2                  -
Education**                                                                        10              10                  -
Energy                                                                             49              49                  -
Environment                                                                        13              13                  -
Finance**                                                                           4               4                  -
Government Services**                                                              12              12                  -
Health and Long-Term Care**                                                       339             339                  -
Health Promotion**                                                                  5               5                  -
Municipal Affairs and Housing**                                                   132             132                  -
Natural Resources                                                                  53              53                  -
Northern Development and Mines+                                                   421             264              (157)
Public Infrastructure Renewal**                                                    33              33                  -
     Capital Contingency Fund                                                     175             117               (58)
Research and Innovation**                                                          80              80                  -
Secretariat for Aboriginal Affairs                                                  3               3                  -
Tourism**                                                                          88              88                  -
Training, Colleges and Universities**                                             131             131                  -
Transportation+                                                                   622             837                215
Year-End Savings                                                                (150)           (150)                  -
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Total Capital Expense                                                           2,673           2,673                  -
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
*    Second-quarter fiscal forecast as at September 30, 2005.
**   Budget Plan and Outlook reflect new ministry structure, pending finalization of restructuring currently underway.
+    Prior year expenses restated to reflect the change in accounting treatment introduced in the 2004-05 Public
     Accounts, to disclose spending on northern highways in the ministry that carries out these activities.
Sources: Ontario Ministry of Finance and Ontario Ministry of Public Infrastructure Renewal.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

SCHEDULE OF NET INVESTMENT IN CAPITAL ASSETS                                                                TABLE 9
($ MILLIONS)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                          2005-06 Outlook*
                                             ----------------------------------------------------------------------------
                                             ----------------------------------------------------------------------------
                                             Land and Buildings     Transportation         Government              Total
                                                                                       Organizations'
                                                                    Infrastructure     Capital Assets
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Acquisition/Construction of Major Tangible                  160              1,131                526              1,817
     Capital Assets
Amortization of Provincially Owned Major                   (84)              (534)              (206)              (824)
     Tangible Capital Assets
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Net Investment in Capital Assets                             76                597                320                993
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
*    Second-quarter fiscal forecast as at September 30, 2005.
Source: Ontario Ministry of Public Infrastructure Renewal.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

GROSS CAPITAL INVESTMENT                                                                                  TABLE 10
($ MILLIONS)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                                                                Outlook*
                                                                                                                 2005-06
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Transportation
     Transit                                                                                            571
     Highways                                                                                         1,135
     Other Transportation                                                                               110
                                                                                               -------------
                                                                                               -------------
                                                                                                                   1,816
Health                                                                                                               354
Postsecondary Education                                                                                              131
Water/Environment                                                                                                    292
Municipal and Local Infrastructure**                                                                                 535
Justice                                                                                                              123
Other                                                                                                                415
                                                                                                           --------------
                                                                                                           --------------
Total Gross Capital Investment***                                                                                  3,666
Less: Net Investment in Capital Assets                                                                               993
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Total Capital Expense                                                                                              2,673
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
*    Second-quarter fiscal forecast as at September 30, 2005.
**   Municipal and local water and wastewater infrastructure investments are included in the Water/Environment sector.
***  Total gross capital investment includes flow-throughs of $531 million.
Source: Ontario Ministry of Public Infrastructure Renewal.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

TEN-YEAR REVIEW OF SELECTED FINANCIAL AND ECONOMIC STATISTICS
($ MILLIONS)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

                                                                               1996-97         1997-98           1998-99
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Financial Transactions
Revenue                                                                         49,714          52,782            56,050
Expense
     Programs                                                                   45,400          45,568            46,821
     Capital**                                                                   2,612           2,451             2,215
     Interest on Debt                                                            8,607           8,729             9,016
                                                                      ---------------------------------------------------
                                                                      ---------------------------------------------------
Total Expense                                                                   56,619          56,748            58,052
                                                                      ---------------------------------------------------
                                                                      ---------------------------------------------------
Surplus/(Deficit) Before Reserve                                               (6,905)         (3,966)           (2,002)
Reserve                                                                              -               -                 -
                                                                      ---------------------------------------------------
                                                                      ---------------------------------------------------
Surplus/(Deficit)                                                              (6,905)         (3,966)           (2,002)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Net Debt+                                                                      108,769         112,735           114,737
Accumulated Deficit+                                                           108,769         112,735           114,737
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Gross Domestic Product (GDP) at Market Prices                                  338,173         359,353           377,897
Personal Income                                                                276,303         289,537           304,652
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Population--July (000s)                                                          11,083          11,228            11,367
Net Debt per Capita (dollars)                                                    9,814          10,041            10,094
Personal Income per Capita (dollars)                                            24,930          25,787            26,801
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Total Expense as a per cent of GDP                                                16.7            15.8              15.4
Interest on Debt as a per cent of Revenue                                         17.3            16.5              16.1
Net Debt as a per cent of GDP                                                     32.2            31.4              30.4
Accumulated Deficit as a per cent of GDP                                          32.2            31.4              30.4
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
*    Second-quarter fiscal forecast as at September 30, 2005.
**   Starting in 2002-03, major tangible capital assets owned by Provincial ministries (land, buildings and transportation infrastructure) are accounted for on a full accrual accounting basis. Other tangible capital assets owned by Provincial ministries will continue to be accounted for as expense in the year of acquisition or construction. All capital assets owned by consolidated government organizations are accounted for on a full accrual basis.
+    Net Debt is calculated as the difference between liabilities and financial assets. The annual change in Net Debt is equal to the Surplus/Deficit plus the change in tangible capital assets. Accumulated Deficit is calculated as the difference between liabilities and financial and tangible capital assets. The annual change in the Accumulated
     Deficit is equal to the Surplus/Deficit.
Sources: Ontario Ministry of Finance and Statistics Canada.
-------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

                                                                                                             TABLE 11
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                                              Actual         Outlook*
          1999-00          2000-01         2001-02          2002-03         2003-04          2004-05          2005-06
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

           65,042           66,294          66,534           68,891          68,400           77,841           82,132

           48,460           51,396          53,932           57,204          62,104           67,009           71,257
            4,887            2,123           1,890            1,876           2,175            3,019            2,673
           11,027           10,873          10,337            9,694           9,604            9,368            9,571
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
           64,374           64,392          66,159           68,774          73,883           79,396           83,501
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
              668            1,902             375              117         (5,483)          (1,555)          (1,369)
                -                -               -                -               -                -            1,000
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
              668            1,902             375              117         (5,483)          (1,555)          (2,369)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
          134,398          132,496         132,121          132,647         138,557          140,662          144,024
          134,398          132,496         132,121          118,705         124,188          125,743          128,112
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
          409,020          440,759         453,959          477,911         493,802          516,844          538,035
          321,702          347,653         361,189          370,153         381,245          395,600          412,112
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
           11,506           11,685          11,898           12,102          12,260           12,407           12,541
           11,681           11,339          11,104           10,961          11,302           11,337           11,484
           27,959           29,752          30,357           30,586          31,097           31,885           32,861
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
             15.7             14.6            14.6             14.4            15.0             15.4             15.5
             17.0             16.4            15.5             14.1            14.0             12.0             11.7
             32.9             30.1            29.1             27.8            28.1             27.2             26.8
             32.9             30.1            29.1             24.8            25.1             24.3             23.8
----------------------------------------------------------------------------------------------------------------------

[PIE CHART SHOWING THE COMPOSITION OF THE REVENUE OF $82.1 BILLION IN 2005-06.]
[PIE CHART SHOWING THE COMPOSITION OF THE TOTAL EXPENSE OF $83.5 BILLION IN 2005-06.]
[PIE CHART SHOWING THE COMPOSITION OF THE PROGRAM EXPENSE OF $71.3 BILLION IN 2005-06.]
[PIE CHART SHOWING THE COMPOSITION OF THE CAPITAL EXPENSE OF $2.7 BILLION IN 2005-06.]

---------------------------------------------------------------------------------------------------------------------------
                                                                         2005 Ontario Economic Outlook and Fiscal Review
---------------------------------------------------------------------------------------------------------------------------
Economic Data Tables

ANNEX VI
ECONOMIC DATA TABLES
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

LIST OF TABLES

ONTARIO ECONOMY                                                                                                TABLE NUMBER

     Ontario, Growth in Real Gross Domestic Product at Basic Prices

G-7 COMPARISON

ONTARIO, INTERNATIONAL MERCHANDISE TRADE

CANADA, INTERNATIONAL MERCHANDISE TRADE
     Canada, International Merchandise Trade by Major Region, 2004.....................................................20

---------------------------------------------------------------------------------------------------------------------------

LIST OF TABLES (CONT'D)

DEMOGRAPHIC CHARACTERISTICS                                                     TABLE NUMBER
     Ontario, Selected Demographic Characteristics, 1986-2005..........................................................21
     Ontario, Components of Population Growth, 1995-96 to 2004-05......................................................22

ONTARIO LABOUR MARKETS

         (Note: Data in the tables may not add to totals due to rounding.)

--------------------------------------------------------------------------------------------------------------------------------
TABLE 1                                                                          ONTARIO, GROSS DOMESTIC PRODUCT, 1991-2004
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   ($ Billions)
--------------------------------------------------------- ----------------------------------------------------------------------
                                                               1991      1992      1993      1994      1995      1996      1997
--------------------------------------------------------- ---------- --------- --------- --------- --------- --------- ---------
Real GDP (chained $1997)                                      304.5     307.2     310.2     328.5     340.1     343.8     359.4

Consumption                                                   172.9     175.3     177.7     183.1     186.6     190.9     200.1
Government                                                     72.3      72.6      72.1      72.9      73.3      70.6      70.5
Residential Construction                                       16.3      17.1      15.6      15.9      13.7      15.0      17.2
Non-residential Construction                                   12.5      10.9       8.8       7.8       7.5       9.2      10.0
Machinery and Equipment                                        18.0      18.5      17.7      20.2      22.3      23.7      29.3
Exports                                                       159.4     165.5     179.4     198.1     213.8     225.6     242.6
Imports                                                       142.2     149.8     158.7     169.4     180.5     189.4     213.3

Nominal Gross Domestic Product                                283.1     286.5     293.4     311.1     329.3     338.2     359.4

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
TABLE 1 (CONTINUED)                                                                                            ($ Billions)
--------------------------------------------------------- ---------- --------- --------- --------- --------- --------- ---------
                                                               1998      1999      2000      2001      2002      2003      2004
--------------------------------------------------------- ---------- --------- --------- --------- --------- --------- ---------
Real GDP (chained $1997)                                      376.7     405.0     429.1     436.8     450.1     457.6     470.3

Consumption                                                   207.1     216.6     227.2     232.3     241.3     248.9     256.9
Government                                                     72.0      75.1      77.8      81.3      84.5      88.3      91.1
Residential Construction                                       16.8      18.8      20.1      22.2      24.3      25.1      26.1
Non-residential Construction                                   10.2      11.3      10.0      10.0      10.2      10.3       9.8
Machinery and Equipment                                        31.3      34.2      36.2      34.9      32.4      35.4      38.1
Exports                                                       260.4     289.8     312.5     304.4     308.6     307.6     323.8
Imports                                                       223.3     241.9     259.6     247.2     251.8     262.1     280.0

Nominal Gross Domestic Product                                377.9     409.0     440.8     454.0     477.9     493.8     516.8
--------------------------------------------------------- ---------- --------- --------- --------- --------- --------- ---------
--------------------------------------------------------------------------------------------------------------------------------
Sources: Statistics Canada and Ontario Ministry of Finance.
--------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
TABLE 2                                                                ONTARIO, GROWTH IN GROSS DOMESTIC PRODUCT, 1991-2004
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                           (Per Cent Change)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    1991     1992     1993    1994     1995    1996     1997
-----------------------------------------------------------------------------------------------------------------------------
Real GDP (chained $1997)                                            -3.9      0.9      1.0     5.9      3.5     1.1      4.5

Consumption                                                         -1.9      1.4      1.3     3.1      1.9     2.3      4.8
Government                                                           4.5      0.4     -0.7     1.1      0.7    -3.7     -0.1
Residential Construction                                           -15.9      4.5     -8.7     2.0    -14.0     9.6     14.5
Non-residential Construction                                        -4.9    -12.9    -18.7   -12.2     -2.7    21.5      9.2
Machinery and Equipment                                             -7.2      2.4     -4.4    14.6      9.9     6.7     23.3
Exports                                                             -3.0      3.9      8.4    10.4      7.9     5.6      7.5
Imports                                                             -0.7      5.3      5.9     6.8      6.6     4.9     12.6

Nominal Gross Domestic Product                                       0.1      1.2      2.4     6.0      5.9     2.7      6.3

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
TABLE 2 (CONTINUED)                                                                                        (Per Cent Change)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    1998     1999     2000    2001     2002    2003     2004
-----------------------------------------------------------------------------------------------------------------------------
Real GDP (chained $1997)                                             4.8      7.5      5.9     1.8      3.0     1.7      2.8

Consumption                                                          3.5      4.6      4.9     2.2      3.9     3.2      3.2
Government                                                           2.0      4.4      3.6     4.6      3.9     4.5      3.1
Residential Construction                                            -1.8     11.6      7.1    10.0      9.6     3.2      4.1
Non-residential Construction                                         1.6     11.4    -11.8    -0.3      2.4     1.3     -5.2
Machinery and Equipment                                              6.8      9.4      5.9    -3.8     -7.0     9.2      7.7
Exports                                                              7.3     11.3      7.8    -2.6      1.4    -0.3      5.3
Imports                                                              4.7      8.4      7.3    -4.8      1.9     4.1      6.9

Nominal Gross Domestic Product                                       5.2      8.2      7.8     3.0      5.3     3.3      4.7
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Sources: Statistics Canada and Ontario Ministry of Finance.
-----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 3                                                                    ONTARIO, SELECTED ECONOMIC INDICATORS, 1991-2004
--------------------------------------------------------------------------------------------------------------------------------
                                                              1991      1992      1993      1994       1995      1996      1997
--------------------------------------------------------- --------- --------- --------- --------- ---------- --------- ---------
Retail Sales ($ Billions)                                     69.6      71.5      74.5      80.0       83.3      83.8      90.9
Housing Starts - Units (000s)                                 52.8      55.8      45.1      46.6       35.8      43.1      54.1
Personal Income ($ Billions)                                 247.7     253.8     256.1     260.7      271.4     276.3     289.5
Pre-tax Corporate Profits ($ Billions)                        14.6      14.5      17.9      27.9       33.1      34.2      37.5
Consumer Price Index (1992 = 100)                             99.0     100.0     101.8     101.8      104.3     105.9     107.9
Labour Force (000s)                                          5,545     5,526     5,542     5,544      5,584     5,673     5,771
Employment (000s)                                            5,015     4,929     4,935     5,009      5,093     5,158     5,283
Unemployment Rate (%)                                          9.6      10.8      11.0       9.7        8.8       9.1       8.4

--------------------------------------------------------- ----------------------------------------------------------------------
--------------------------------------------------------- --------- --------- --------- --------- ---------- --------- ---------
TABLE 3 (CONTINUED)
--------------------------------------------------------- --------- --------- --------- --------- ---------- --------- ---------
--------------------------------------------------------- --------- --------- --------- --------- ---------- --------- ---------
                                                              1998      1999      2000      2001       2002      2003      2004
--------------------------------------------------------- --------- --------- --------- --------- ---------- --------- ---------
Retail Sales ($ Billions)                                     97.5     104.6     111.5     114.3      121.0     125.1     129.1
Housing Starts - Units (000s)                                 53.8      67.2      71.5      73.3       83.6      85.2      85.1
Personal Income ($ Billions)                                 304.7     321.7     347.7     361.2      370.2     381.2     395.6
Pre-tax Corporate Profits ($ Billions)                        39.5      49.7      54.4      49.6       59.2      57.4      65.9
Consumer Price Index (1992 = 100)                            108.9     111.0     114.2     117.7      120.1     123.3     125.6
Labour Force (000s)                                          5,876     6,016     6,170     6,327      6,499     6,672     6,775
Employment (000s)                                            5,451     5,633     5,814     5,926      6,035     6,208     6,316
Unemployment Rate (%)                                          7.2       6.4       5.8       6.3        7.1       7.0       6.8
--------------------------------------------------------- --------- --------- --------- --------- ---------- --------- ---------
--------------------------------------------------------------------------------------------------------------------------------
Sources: Statistics Canada, Ontario Ministry of Finance and Canada Mortgage and Housing Corporation.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 4                                                     ONTARIO, SELECTED ECONOMIC INDICATORS, ANNUAL CHANGE, 1991-2004
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (Per Cent Change)
------------------------------------------------------------- ------------------------------------------------------------------
                                                                 1991      1992      1993     1994      1995     1996      1997
------------------------------------------------------------- -------- --------- --------- -------- --------- -------- ---------
Retail Sales                                                       NA       2.7       4.2      7.5       4.0      0.7       8.5
Housing Starts                                                  -15.7       5.6     -19.1      3.3     -23.2     20.2      25.6
Personal Income                                                   2.5       2.5       0.9      1.8       4.1      1.8       4.8
Pre-tax Corporate Profits                                       -26.0      -0.8      23.1     55.8      18.7      3.3       9.9
Consumer Price Index                                              4.7       1.0       1.8      0.0       2.5      1.5       1.9
Labour Force                                                      0.2      -0.3       0.3      0.0       0.7      1.6       1.7
Employment                                                       -3.4      -1.7       0.1      1.5       1.7      1.3       2.4

------------------------------------------------------------- ------------------------------------------------------------------
------------------------------------------------------------- ------------------------------------------------------------------
TABLE 4 (CONTINUED)                                                                                           (Per Cent Change)
------------------------------------------------------------- -------- --------- --------- -------- --------- -------- ---------
                                                                 1998      1999      2000     2001      2002     2003      2004
------------------------------------------------------------- -------- --------- --------- -------- --------- -------- ---------
Retail Sales                                                      7.2       7.3       6.6      2.5       5.9      3.4       3.2
Housing Starts                                                   -0.4      24.9       6.4      2.5      14.1      1.9      -0.1
Personal Income                                                   5.2       5.6       8.1      3.9       2.5      3.0       3.8
Pre-tax Corporate Profits                                         5.2      25.9       9.3     -8.7      19.3     -2.9      14.7
Consumer Price Index                                              0.9       1.9       2.9      3.1       2.0      2.7       1.9
Labour Force                                                      1.8       2.4       2.6      2.5       2.7      2.7       1.5
Employment                                                        3.2       3.3       3.2      1.9       1.8      2.9       1.7
------------------------------------------------------------- -------- --------- --------- -------- --------- -------- ---------
--------------------------------------------------------------------------------------------------------------------------------
Sources:  Statistics Canada, Ontario Ministry of Finance and Canada Mortgage and Housing Corporation.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 5                                                                                          BUSINESS CYCLES IN ONTARIO
--------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------- ---------------------------------------
                                      Recessions                                               Recoveries and Expansions
---------------------------------------------------------------------------------------- ---------------------------------------
------------------------------------------ ---------------------- ---------------------- --------------------- -----------------
Recession                                         Length             Peak-to-trough       Expansion Quarters        Length
                                                                     decline in real
Quarters                                        (Quarters)                 GDP                                    (Quarters)
------------------------------------------ ---------------------- ---------------------- --------------------- -----------------
------------------- ---------------------- ---------------------- ---------------------- --------------------- -----------------

1954:1 - 54:2                                        2                    -1.5%             1954:3 - 57:3             13
1957:4 - 58:2                                        3                    -1.7%             1958:3 - 74:3             65
1974:4 - 75:1                                        2                    -0.6%             1975:2 - 79:3             18
1979:4 - 80:3                                        4                    -2.2%             1980:4 - 81:4             5
1982:1 - 82:3                                        3                    -5.2%             1982:4 - 89:4             29
1990:1 - 91:1                                        5                    -7.7%             1991:2 - 92:1             4
1992:2 - 92:3                                        2                    -0.9%            1992:4 - 2003:1            41
2003:2 - 2003:3                                      2                    -1.0%                2003:4 -
Average                                              3                    -2.6%                Average                25
Weighted by length of recession                                           -3.3%
--------------------------------------------------------------------------------------------------------------------------------
Source:  Ontario Ministry of Finance.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 6                                                                               ONTARIO, REAL GROSS DOMESTIC PRODUCT
                                                                                     BY INDUSTRY AT BASIC PRICES, 2001-2004
---------------------------------------------------------------------- ---------------------------------------------------------
                                                                                                       ($1997 Chained Millions)
---------------------------------------------------------------------- ---------------------------------------------------------
                                                                                2001          2002           2003          2004
---------------------------------------------------------------------- -------------- ------------- -------------- -------------
Goods Producing Industries                                                   123,349       127,407        128,011       131,293
Primary                                                                        7,642         7,810          7,708         8,174
Utilities                                                                     10,042        10,115          9,826         9,929
Construction                                                                  19,961        21,055         21,946        21,776
Manufacturing(1)                                                              85,502        88,306         88,266        91,414

Services Producing Industries                                                279,905       288,918        295,338       304,671
Wholesale Trade                                                               26,496        28,147         29,777        31,745
Retail Trade                                                                  20,943        21,549         22,209        22,929
Transportation and Warehousing                                                16,567        16,855         16,997        17,635
Information and Cultural (incl. Telecommunications)                           17,465        18,323         18,925        19,004
Finance, Insurance, Real Estate, Rental and Leasing                           88,161        91,373         93,010        96,178
Professional and Administrative Services                                      30,098        31,306         32,142        32,788
Education                                                                     17,023        16,746         16,806        17,044
Health Care and Social Services                                               22,033        22,670         23,457        24,151
Arts, Entertainment and Recreation                                             3,744         4,027          4,147         4,164
Accommodation and Food                                                         9,016         9,120          8,594         8,746
Other Services                                                                 9,279         9,488          9,581         9,707
Public Administration                                                         19,492        19,944         20,548        20,923

Total Production                                                             403,543       416,813        423,890       435,703
---------------------------------------------------------------------- -------------- ------------- -------------- -------------
--------------------------------------------------------------------------------------------------------------------------------
Note:
1.            See Table 8 for detailed manufacturing industries.
Sources: Statistics Canada and Ontario Ministry of Finance.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 7                                                                     ONTARIO, GROWTH IN REAL GROSS DOMESTIC PRODUCT
                                                                                     BY INDUSTRY AT BASIC PRICES, 2001-2004
------------------------------------------------------------------------------- ------------------------------------------------
                                                                                                              (Per Cent Change)
------------------------------------------------------------------------------- ------------------------------------------------
                                                                                    2001         2002         2003         2004
------------------------------------------------------------------------------- --------- ------------ ------------ ------------
Goods Producing Industries                                                          -2.2          3.3          0.5          2.6
Primary                                                                             -1.1          2.2         -1.3          6.0
Utilities                                                                            1.7          0.7         -2.9          1.1
Construction                                                                         7.6          5.5          4.2         -0.8
Manufacturing(1)                                                                    -4.9          3.3          0.0          3.6

Services Producing Industries                                                        3.6          3.2          2.2          3.2
Wholesale Trade                                                                      1.0          6.2          5.8          6.6
Retail Trade                                                                         4.9          2.9          3.1          3.2
Transportation and Warehousing                                                       3.0          1.7          0.8          3.8
Information and Cultural (incl. Telecommunications)                                  9.4          4.9          3.3          0.4
Finance, Insurance, Real Estate, Rental and Leasing                                  6.0          3.6          1.8          3.4
Professional and Administrative Services                                            -0.3          4.0          2.7          2.0
Education                                                                            0.1         -1.6          0.4          1.4
Health Care and Social Services                                                      2.6          2.9          3.5          3.0
Arts, Entertainment and Recreation                                                   5.1          7.6          3.0          0.4
Accommodation and Food                                                               3.7          1.2         -5.8          1.8
Other Services                                                                       3.4          2.2          1.0          1.3
Public Administration                                                                1.7          2.3          3.0          1.8

Total Production                                                                     1.8          3.3          1.7          2.8
------------------------------------------------------------------------------- --------- ------------ ------------ ------------
--------------------------------------------------------------------------------------------------------------------------------
Note:
1.       See Table 9 for detailed manufacturing industries.
Sources: Statistics Canada and Ontario Ministry of Finance.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 8                                                                ONTARIO, REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES
                                                                            IN SELECTED MANUFACTURING INDUSTRIES, 2001-2004
----------------------------------------------------------------------------- --------------------------------------------------
                                                                                                       ($1997 Chained Millions)
----------------------------------------------------------------------------- ------------ ----------- ------------ ------------
                                                                                     2001        2002         2003         2004
----------------------------------------------------------------------------- ------------ ----------- ------------ ------------
Manufacturing                                                                      85,502      88,306       88,266       91,414
Food, Beverage and Tobacco Products                                                 9,712       9,718        9,518       10,013
Textile, Clothing and Leather Products                                              2,059       2,022        1,858        1,789
Wood Products and Furniture                                                         4,863       5,147        5,296        5,352
Paper Products and Printing                                                         6,543       6,742        6,995        6,849
Chemical and Petroleum Products                                                     8,168       8,565        8,842        9,456
Plastic and Rubber Products                                                         5,543       6,160        6,057        6,170
Primary Metal and Fabricated Metal Products                                        12,177      12,595       12,336       12,783
Machinery                                                                           6,262       6,419        6,154        6,337
Electrical and Electronic Products                                                  8,080       6,931        6,982        7,435
Transportation Equipment                                                           17,874      18,952       19,126       20,147
Other Manufacturing                                                                 3,949       4,113        4,312        4,348
----------------------------------------------------------------------------- ------------ ----------- ------------ ------------
--------------------------------------------------------------------------------------------------------------------------------
Sources: Statistics Canada and Ontario Ministry of Finance.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 9                                                      ONTARIO, GROWTH IN REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES
                                                                            IN SELECTED MANUFACTURING INDUSTRIES, 2001-2004
----------------------------------------------------------------------------- --------------------------------------------------
                                                                                                              (Per Cent Change)
----------------------------------------------------------------------------- ------------ ----------- ------------ ------------
                                                                                     2001        2002         2003         2004
----------------------------------------------------------------------------- ------------ ----------- ------------ ------------
Manufacturing                                                                        -4.9         3.3          0.0          3.6
Food, Beverage and Tobacco Products                                                   3.5         0.1         -2.1          5.2
Textile, Clothing and Leather Products                                               -7.1        -1.8         -8.1         -3.7
Wood Products and Furniture                                                           2.6         5.8          2.9          1.0
Paper Products and Printing                                                           4.0         3.0          3.7         -2.1
Chemical and Petroleum Products                                                       9.1         4.9          3.2          6.9
Plastic and Rubber Products                                                          -5.2        11.1         -1.7          1.9
Primary Metal and Fabricated Metal Products                                          -3.8         3.4         -2.1          3.6
Machinery                                                                            -4.1         2.5         -4.1          3.0
Electrical and Electronic Products                                                  -26.3       -14.2          0.7          6.5
Transportation Equipment                                                            -10.8         6.0          0.9          5.3
Other Manufacturing                                                                   3.9         4.1          4.8          0.8
----------------------------------------------------------------------------- ------------ ----------- ------------ ------------
--------------------------------------------------------------------------------------------------------------------------------
Sources: Statistics Canada and Ontario Ministry of Finance.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 10                                                                      ONTARIO, HOUSING MARKET INDICATORS, 2001-2004
--------------------------------------------------------------------------------------------------------------------------------
                                                                           2001            2002            2003            2004
----------------------------------------------------------------- -------------- --------------- --------------- ---------------
New Housing Market
     Residential Construction           Current $ Millions               24,678          28,331          30,751          33,854
                                           Per Cent Change                 13.3            14.8             8.5            10.1

     Real Residential Construction        ($1997 Millions)               22,164          24,299          25,069          26,096
                                           Per Cent Change                 10.0             9.6             3.2             4.1

     Housing Starts                                (Units)               73,282          83,597          85,180          85,114
                                           Per Cent Change                  2.5            14.1             1.9            -0.1

     Of which:    Single-detached, urban areas     (Units)               34,861          44,980          40,849          41,101
                                           Per Cent Change                 -2.0            29.0            -9.2             0.6

                  Multiple, urban areas            (Units)               35,401          34,635          40,082          38,795
                                           Per Cent Change                 11.1            -2.2            15.7            -3.2

     New Housing Price Index                  (1997 = 100)                110.8           114.9           120.0           126.7
                                           Per Cent Change                  3.1             3.7             4.4             5.6

Resale Market
     Home Resales (Units)                                               162,318         178,058         184,457         197,354
                                           Per Cent Change                 10.3             9.7             3.6             7.0

     Average Resale Price                              ($)              193,357         210,901         226,824         245,229
                                           Per Cent Change                  5.2             9.1             7.5             8.1
----------------------------------------------------------------- -------------- --------------- --------------- ---------------
--------------------------------------------------------------------------------------------------------------------------------
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Canadian Real Estate Association and Ontario Ministry of
Finance.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 11                                                                           SELECTED FINANCIAL INDICATORS, 1991-2004
------------------------------------------------------------ -------------------------------------------------------------------
                                                                                                                     (Per Cent)
------------------------------------------------------------ -------------------------------------------------------------------
                                                                1991      1992      1993      1994     1995      1996      1997
------------------------------------------------------------ -------- --------- --------- --------- -------- --------- ---------
Interest Rates
Bank Rate                                                        9.0       6.8       5.1       5.8      7.1       4.5       3.5
Prime Rate                                                       9.9       7.5       5.9       6.9      8.6       6.1       5.0
10-Year Government Bonds                                         9.4       8.1       7.2       8.4      8.1       7.2       6.1
Three-month T-Bills                                              8.7       6.6       4.8       5.5      6.9       4.2       3.3
Mortgage Rates
5-Year Rate                                                     11.1       9.5       8.8       9.5      9.2       7.9       7.1
1-Year Rate                                                     10.1       7.9       6.9       7.8      8.4       6.2       5.5
Canadian Household Debt Burden*
Consumer                                                        21.5      21.3      21.3      22.7     23.5      24.6      26.2
Mortgage                                                        55.8      59.2      62.2      65.3     65.4      67.1      68.5
Total                                                           77.3      80.5      83.5      88.0     88.9      91.8      94.7

------------------------------------------------------------ -------------------------------------------------------------------
------------------------------------------------------------ -------------------------------------------------------------------
TABLE 11 (CONTINUED)                                                                                                 (Per Cent)
------------------------------------------------------------ -------------------------------------------------------------------
                                                                1998      1999      2000      2001     2002      2003      2004
------------------------------------------------------------ -------- --------- --------- --------- -------- --------- ---------
Interest Rates
Bank Rate                                                        5.1       4.9       5.8       4.3      2.7       3.2       2.5
Prime Rate                                                       6.6       6.4       7.3       5.8      4.2       4.7       4.0
10-Year Government Bonds                                         5.3       5.6       5.9       5.5      5.3       4.8       4.6
Three-month T-Bills                                              4.7       4.7       5.5       3.8      2.6       2.9       2.2
Mortgage Rates
5-Year Rate                                                      6.9       7.6       8.3       7.4      7.0       6.4       6.2
1-Year Rate                                                      6.5       6.8       7.9       6.1      5.2       4.8       4.6
Canadian Household Debt Burden*
Consumer                                                        27.7      28.3      29.7      30.3     31.1      32.8      34.8
Mortgage                                                        69.0      68.6      67.1      66.7     69.1      72.0      75.9
Total                                                           96.6      96.9      96.8      97.0    100.2     104.7     110.8
------------------------------------------------------------ -------- --------- --------- --------- -------- --------- ---------
--------------------------------------------------------------------------------------------------------------------------------
*        Household debt as a share of personal disposable income.
Note:    All data are annual averages.
Sources: Statistics Canada and Bank of Canada.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 12                                                 ONTARIO AND THE G-7, REAL GROSS DOMESTIC PRODUCT GROWTH, 1991-2004
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     (Per Cent)
--------------------------------------------------- ----------------------------------------------------------------------------
                                                          1991      1992        1993      1994       1995       1996       1997
--------------------------------------------------- ----------- --------- ----------- --------- ---------- ---------- ----------
Ontario                                                   -3.9       0.9         1.0       5.9        3.5        1.1        4.5
Canada                                                    -2.1       0.9         2.3       4.8        2.8        1.6        4.2
France                                                     1.0       1.3        -0.9       1.9        1.8        1.0        1.9
Germany                                                    5.1       1.8        -1.1       2.4        1.8        0.8        1.5
Italy                                                      1.4       0.7        -0.9       2.3        3.0        1.0        2.0
Japan                                                      3.4       1.0         0.2       1.1        2.0        3.4        1.8
United Kingdom                                            -1.4       0.2         2.3       4.4        2.9        2.8        3.3
United States                                             -0.2       3.3         2.7       4.0        2.5        3.7        4.5

--------------------------------------------------- ----------- --------- ----------- --------- ---------- ---------- ----------
--------------------------------------------------- ----------------------------------------------------------------------------
TABLE 12 (CONTINUED)                                                                                                 (Per Cent)
--------------------------------------------------- ----------------------------------------------------------------------------
                                                          1998      1999        2000      2001       2002       2003       2004
--------------------------------------------------- ----------- --------- ----------- --------- ---------- ---------- ----------
Ontario                                                    4.8       7.5         5.9       1.8        3.0        1.7        2.8
Canada                                                     4.1       5.5         5.2       1.8        3.4        2.0        2.9
France                                                     3.6       3.2         4.2       2.1        1.1        0.5        2.3
Germany                                                    1.7       1.9         3.1       1.0        0.1       -0.1        1.0
Italy                                                      1.7       1.7         3.2       1.7        0.4        0.4        1.0
Japan                                                     -1.0      -0.1         2.4       0.2       -0.3        1.5        2.6
United Kingdom                                             3.1       2.9         3.9       2.3        1.8        2.2        3.1
United States                                              4.2       4.5         3.7       0.8        1.6        2.7        4.2
--------------------------------------------------- ----------- --------- ----------- --------- ---------- ---------- ----------
--------------------------------------------------------------------------------------------------------------------------------
Note:    The adoption of new national account systems, SNA93 or ESA95, has been proceeding at an uneven pace among OECD member countries, both with respect to variables and the time period covered. As a consequence, there are breaks in many national series.  Moreover, some countries are using chain-weighted price indices to calculate real GDP and expenditures components. These numbers are working-day adjusted and hence may differ from the basis used for official projections.
Sources: OECD, U.S. Bureau of Economic Analysis and Statistics Canada.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 13                                                                  ONTARIO AND THE G-7, EMPLOYMENT GROWTH, 1991-2004
-------------------------------------------------- -----------------------------------------------------------------------------
                                                                                                                     (Per Cent)
-------------------------------------------------- ---------- ---------- ---------- ---------- ----------- ---------- ----------
                                                        1991       1992       1993       1994        1995       1996       1997
-------------------------------------------------- ---------- ---------- ---------- ---------- ----------- ---------- ----------
Ontario                                                 -3.4       -1.7        0.1        1.5         1.7        1.3        2.4
Canada                                                  -1.7       -1.0        0.5        2.1         1.7        0.9        2.1
France                                                   0.2       -0.6       -1.2        0.1         0.9        0.4        0.4
Germany                                                  1.7       -1.9       -1.8       -0.2         0.1       -0.3       -0.1
Italy                                                    1.4       -1.1       -4.1       -1.6        -0.6        0.5        0.4
Japan                                                    1.9        1.1        0.2        0.1         0.1        0.4        1.1
United Kingdom                                          -3.2       -2.8       -0.7        1.0         1.1        0.9        1.8
United States                                           -0.9        0.7        1.5        2.3         1.5        1.5        2.3

-------------------------------------------------- -----------------------------------------------------------------------------
-------------------------------------------------- -----------------------------------------------------------------------------
TABLE 13 (CONTINUED)                                                                                                 (Per Cent)
-------------------------------------------------- ---------- ---------- ---------- ---------- ----------- ---------- ----------
                                                        1998       1999       2000       2001        2002       2003       2004
-------------------------------------------------- ---------- ---------- ---------- ---------- ----------- ---------- ----------
Ontario                                                  3.2        3.3        3.2        1.9         1.8        2.9        1.7
Canada                                                   2.5        2.6        2.6        1.3         2.4        2.3        1.8
France                                                   1.5        2.0        2.7        1.7         0.7       -0.1       -0.1
Germany                                                  1.2        1.4        1.9        0.4        -0.6       -1.0        0.4
Italy                                                    1.1        1.3        1.9        2.1         1.5        1.0        0.3
Japan                                                   -0.7       -0.8       -0.2       -0.5        -1.3       -0.2        0.2
United Kingdom                                           1.0        1.4        1.2        0.8         0.8        0.9        0.9
United States                                            1.5        1.5        2.5        0.0        -0.3        0.9        1.1
-------------------------------------------------- ---------- ---------- ---------- ---------- ----------- ---------- ----------
--------------------------------------------------------------------------------------------------------------------------------
Sources: IMF and Statistics Canada.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 14                                                                 ONTARIO AND THE G-7, UNEMPLOYMENT RATES, 1991-2004
---------------------------------------------------- ---------------------------------------------------------------------------
                                                                                                                     (Per Cent)
---------------------------------------------------- ---------- ---------- --------- ---------- ---------- ---------- ----------
                                                          1991       1992      1993       1994       1995       1996       1997
---------------------------------------------------- ---------- ---------- --------- ---------- ---------- ---------- ----------
Ontario                                                    9.6       10.8      11.0        9.7        8.8        9.1        8.4
Canada                                                    10.3       11.2      11.4       10.4        9.6        9.7        9.2
France                                                     9.5       10.4      11.7       12.1       11.5       12.1       12.1
Germany                                                    5.3        6.2       7.5        8.0        7.7        8.4        9.2
Italy                                                      8.6        8.8      10.2       11.2       11.7       11.7       11.8
Japan                                                      2.1        2.2       2.5        2.9        3.2        3.4        3.4
United Kingdom                                             7.9        9.9      10.4        9.5        8.6        8.1        7.0
United States                                              6.8        7.5       6.9        6.1        5.6        5.4        4.9

---------------------------------------------------- ---------------------------------------------------------------------------
---------------------------------------------------- ---------------------------------------------------------------------------
TABLE 14 (CONTINUED)                                                                                                 (Per Cent)
---------------------------------------------------- ---------------------------------------------------------------------------
                                                          1998       1999      2000       2001       2002       2003       2004
---------------------------------------------------- ---------- ---------- --------- ---------- ---------- ---------- ----------
Ontario                                                    7.2        6.4       5.8        6.3        7.1        7.0        6.8
Canada                                                     8.4        7.6       6.8        7.2        7.7        7.6        7.2
France                                                    11.5       10.8       9.4        8.7        9.0        9.8       10.0
Germany                                                    8.7        8.0       7.3        7.4        8.2        9.1        9.3
Italy                                                     11.9       11.5      10.7        9.6        9.1        8.8        8.1
Japan                                                      4.1        4.7       4.7        5.0        5.4        5.3        4.7
United Kingdom                                             6.2        6.0       5.5        5.1        5.2        5.0        4.7
United States                                              4.5        4.2       4.0        4.8        5.8        6.0        5.5
---------------------------------------------------- ---------- ---------- --------- ---------- ---------- ---------- ----------
--------------------------------------------------------------------------------------------------------------------------------
Note:    Labour market data are subject to differences in definitions across countries and to many series breaks, though the latter are often of a minor nature.
Sources: OECD, U.S. Bureau of Labor Statistics and Statistics Canada.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 15                                                                ONTARIO AND THE G-7, CPI INFLATION RATES, 1991-2004
--------------------------------------------- ----------------------------------------------------------------------------------
                                                                                                                     (Per Cent)
--------------------------------------------- ----------------------------------------------------------------------------------
                                                    1991       1992        1993        1994        1995        1996        1997
--------------------------------------------- ----------- ---------- ----------- ----------- ----------- ----------- -----------
Ontario                                              4.7        1.0         1.8         0.0         2.5         1.5         1.9
Canada                                               5.6        1.5         1.8         0.2         2.2         1.6         1.6
France                                               3.4        2.5         2.2         1.7         1.8         2.1         1.3
Germany                                              4.1        5.1         4.4         2.7         1.7         1.2         1.5
Italy                                                6.2        5.0         4.5         4.2         5.4         4.0         1.9
Japan                                                3.2        1.7         1.3         0.7        -0.1         0.1         1.7
United Kingdom                                       7.5        4.2         2.5         2.0         2.7         2.5         1.8
United States                                        4.2        3.0         3.0         2.6         2.8         3.0         2.3

--------------------------------------------- ----------------------------------------------------------------------------------
--------------------------------------------- ----------------------------------------------------------------------------------
TABLE 15 (CONTINUED)                                                                                                 (Per Cent)
--------------------------------------------- ----------------------------------------------------------------------------------
                                                    1998       1999        2000        2001        2002        2003        2004
--------------------------------------------- ----------- ---------- ----------- ----------- ----------- ----------- -----------
Ontario                                              0.9        1.9         2.9         3.1         2.0         2.7         1.9
Canada                                               0.9        1.7         2.7         2.6         2.2         2.8         1.9
France                                               0.7        0.6         1.8         1.8         1.9         2.2         2.3
Germany                                              0.6        0.6         1.4         1.9         1.3         1.0         1.8
Italy                                                2.0        1.7         2.6         2.3         2.6         2.8         2.3
Japan                                                0.7       -0.3        -0.7        -0.7        -0.9        -0.3         0.0
United Kingdom                                       1.6        1.3         0.8         1.2         1.3         1.4         1.3
United States                                        1.6        2.2         3.4         2.8         1.6         2.3         2.7
--------------------------------------------- ----------- ---------- ----------- ----------- ----------- ----------- -----------
--------------------------------------------------------------------------------------------------------------------------------
Sources:  OECD, U.S. Bureau of Labor Statistics and Statistics Canada.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 16                                                                                     G-7, EXCHANGE RATES, 1991-2004
---------------------------------------------------- ---------------------------------------------------------------------------
                                                                                         (Foreign Currency per Canadian Dollar)
---------------------------------------------------- --------- ---------- ---------- ---------- ---------- ---------- ----------
                                                         1991       1992       1993       1994       1995       1996       1997
---------------------------------------------------- --------- ---------- ---------- ---------- ---------- ---------- ----------
Euro*                                                       -          -          -          -          -          -          -
France                                                  4.925      4.380      4.390      4.066      3.637      3.752      4.211
Germany                                                 1.449      1.292      1.282      1.188      1.044      1.104      1.251
Italy                                                  1082.8     1019.6     1219.8     1180.7     1186.9     1131.6     1228.5
Japan                                                   117.6      104.8       86.2       74.8       68.5       79.8       87.3
United Kingdom                                          0.495      0.471      0.517      0.478      0.462      0.470      0.441
United States                                           0.873      0.827      0.775      0.732      0.729      0.733      0.722

---------------------------------------------------- --------- ---------- ---------- ---------- ---------- ---------- ----------
---------------------------------------------------- ---------------------------------------------------------------------------
TABLE 16 (CONTINUED)                                                                     (Foreign Currency per Canadian Dollar)
---------------------------------------------------- --------- ---------- ---------- ---------- ---------- ---------- ----------
                                                         1998       1999       2000       2001       2002       2003       2004
---------------------------------------------------- --------- ---------- ---------- ---------- ---------- ---------- ----------
Euro*                                                       -      0.631      0.730      0.721      0.674      0.632      0.618
France                                                  3.968          -          -          -          -          -          -
Germany                                                 1.183          -          -          -          -          -          -
Italy                                                  1168.2          -          -          -          -          -          -
Japan                                                    87.8       76.3       72.6       78.4       79.7       82.7       83.1
United Kingdom                                          0.407      0.416      0.444      0.448      0.424      0.437      0.419
United States                                           0.674      0.673      0.673      0.646      0.637      0.714      0.768

---------------------------------------------------- --------- ---------- ---------- ---------- ---------- ---------- ----------
--------------------------------------------------------------------------------------------------------------------------------
*        Introduced January 4, 1999.
Note:             All data are annual averages.
Source:  Bank of Canada.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

TABLE 17                                          ONTARIO, INTERNATIONAL MERCHANDISE EXPORTS(1) BY MAJOR COMMODITY(2), 2004
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Value          Per Cent
                                                                                                 ($ Millions)          of Total
--------------------------------------------------------------------------------------------- ---------------- -----------------
Motor Vehicles, Parts and Accessories                                                                  74,886              41.9
Machinery and Mechanical Appliances                                                                    19,533              10.9
Electrical Machinery and Equipment                                                                      8,873               5.0
Non-ferrous Metals and Allied Products                                                                  8,140               4.5
Plastics and Plastic Articles                                                                           7,191               4.0
Pulp; Paper and Allied Products                                                                         5,653               3.2
Prepared Foodstuffs, Beverages and Tobacco                                                              5,024               2.8
Furniture and Fixtures, Signs, Prefabricated Buildings                                                  4,741               2.7
Precious Metals, Stones and Coins                                                                       3,920               2.2
Other Chemical Products                                                                                 3,758               2.1
Iron and Steel                                                                                          3,415               1.9
Wood and Wood Products                                                                                  3,326               1.9
Mineral Products                                                                                        3,300               1.8
Articles of Iron and Steel                                                                              3,266               1.8
Pharmaceutical Products                                                                                 2,716               1.5
Scientific, Professional and Photo Equipment, Clocks                                                    2,243               1.3
Rubber and Rubber Articles                                                                              1,869               1.0
Vegetable Products; Fats and Oils                                                                       1,818               1.0
Organic Chemicals                                                                                       1,543               0.9
Live Animals; Animal Products                                                                           1,512               0.8
Inorganic Chemicals; Chemical Elements and Compounds                                                    1,420               0.8
Textiles and Textile Articles                                                                           1,342               0.7
Articles of Stone, Cement, Ceramic and Glass                                                            1,335               0.7
Aircraft, Spacecraft and Parts                                                                          1,120               0.6
Printed Matter                                                                                            766               0.4
Apparel and Clothing Accessories                                                                          431               0.2
Hides, Leather, Travel Goods and Furs                                                                     307               0.2
Toys, Games and Sports Equipment                                                                          305               0.2
Railway, Rolling Stock and Parts                                                                          291               0.2
Miscellaneous Articles; Works of Art                                                                      226               0.1
Other Textile and Clothing Articles                                                                       213               0.1
Ships, Boats and Floating Structures                                                                       73               0.0
Footwear                                                                                                   27               0.0
Headgear, Umbrellas, Artificial Flowers                                                                    25               0.0
Other Commodities(3)                                                                                    4,298               2.4

Total Exports                                                                                         178,907             100.0
--------------------------------------------------------------------------------------------- ---------------- -----------------
--------------------------------------------------------------------------------------------------------------------------------
Notes:
1.       Domestic exports exclude re-exports.
2.       Ontario Ministry of Economic Development and Trade definition of product groupings based on two-digit Harmonized
         System Codes. Data are customs based.
3.       Other Commodities includes special transactions.
Source:  Industry Canada.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 18                                             ONTARIO, INTERNATIONAL MERCHANDISE IMPORTS BY MAJOR COMMODITY(1), 2004
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Value         Per Cent
                                                                                                  ($ Millions)         of Total
--------------------------------------------------------------------------------------------- ----------------- ----------------
Motor Vehicles, Parts and Accessories                                                                   50,383             22.9
Machinery and Mechanical Appliances                                                                     39,673             18.0
Electrical Machinery and Equipment                                                                      24,283             11.0
Plastics and Plastic Articles                                                                            8,976              4.1
Scientific, Professional and Photo Equipment, Clocks                                                     8,304              3.8
Other Chemical Products                                                                                  7,990              3.6
Non-ferrous Metals and Allied Products                                                                   7,392              3.4
Pharmaceutical Products                                                                                  6,162              2.8
Prepared Foodstuffs, Beverages and Tobacco                                                               5,769              2.6
Mineral Products                                                                                         5,283              2.4
Iron and Steel                                                                                           4,777              2.2
Vegetable Products; Fats and Oils                                                                        4,361              2.0
Pulp; Paper and Allied Products                                                                          4,277              1.9
Furniture and Fixtures, Signs, Prefabricated Buildings                                                   4,144              1.9
Articles of Iron and Steel                                                                               3,958              1.8
Organic Chemicals                                                                                        3,713              1.7
Rubber and Rubber Articles                                                                               3,452              1.6
Articles of Stone, Cement, Ceramic and Glass                                                             2,988              1.4
Textiles and Textile Articles                                                                            2,571              1.2
Apparel and Clothing Accessories                                                                         2,571              1.2
Printed Matter                                                                                           2,437              1.1
Precious Metals, Stones and Coins                                                                        2,193              1.0
Toys, Games and Sports Equipment                                                                         1,950              0.9
Wood and Wood Products                                                                                   1,499              0.7
Live Animals; Animal Products                                                                            1,495              0.7
Aircraft, Spacecraft and Parts                                                                           1,383              0.6
Inorganic Chemicals; Chemical Elements and Compounds                                                       933              0.4
Railway, Rolling Stock and Parts                                                                           800              0.4
Hides, Leather, Travel Goods and Furs                                                                      768              0.3
Miscellaneous Articles; Works of Art                                                                       694              0.3
Footwear                                                                                                   690              0.3
Other Textile and Clothing Articles                                                                        542              0.2
Ships, Boats and Floating Structures                                                                       278              0.1
Headgear, Umbrellas, Artificial Flowers                                                                    166              0.1
Other Commodities(2)                                                                                     3,407              1.5

Total Imports                                                                                          220,263            100.0
--------------------------------------------------------------------------------------------- ----------------- ----------------
--------------------------------------------------------------------------------------------------------------------------------
Notes:
1.       Ontario Ministry of Economic Development and Trade definition of product groupings based on two-digit Harmonized
         System Codes.  Data are customs based.
2.       Other Commodities includes trans-shipments from one province to another through a foreign jurisdiction and special transactions.
Source:  Industry Canada.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 19                                                  ONTARIO, INTERNATIONAL MERCHANDISE TRADE(1) BY MAJOR REGION, 2004
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------- ------------------ ------------------- ------------------ ------------------
                                                              Exports            Per Cent            Imports           Per Cent
                                                         ($ Millions)            of Total       ($ Millions)           of Total
--------------------------------------------------- ------------------ ------------------- ------------------ ------------------
--------------------------------------------------- ------------------ ------------------- ------------------ ------------------
United States                                                 162,075                90.6            152,281               69.1
Western Europe                                                  8,740                 4.9             18,308                8.3
Eastern Europe                                                    489                 0.3              1,066                0.5
      European Union                                            7,441                 4.2             17,556                8.0
Asia                                                            3,583                 2.0             30,312               13.8
Oceania (Pacific)                                                 832                 0.5                706                0.3
     Pacific Rim                                                4,183                 2.3             29,742               13.5
     Chinese Economic Area(2)                                   1,464                 0.8             14,721                6.7
Caribbean                                                         278                 0.2                175                0.1
Latin America                                                   1,653                 0.9             13,849                6.3
     Mexico                                                     1,010                 0.6             11,111                5.0
Middle East                                                       907                 0.5                783                0.4
Africa                                                            350                 0.2                577                0.3
Re-imports (Canada)                                                 0                 0.0              2,205                1.0

Total                                                         178,907               100.0            220,263              100.0
--------------------------------------------------- ------------------ ------------------- ------------------ ------------------
--------------------------------------------------------------------------------------------------------------------------------
Notes:
1.       Data are customs based and do not include re-exports.
2.       Chinese Economic Area includes China, Hong Kong and Mongolia.
Source:  Industry Canada.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 20                                                   CANADA, INTERNATIONAL MERCHANDISE TRADE(1) BY MAJOR REGION, 2004
--------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------- ------------------ ------------------ ------------------ ------------------
                                                               Exports           Per Cent            Imports           Per Cent
                                                          ($ Millions)           of Total       ($ Millions)           of Total
---------------------------------------------------- ------------------ ------------------ ------------------ ------------------
---------------------------------------------------- ------------------ ------------------ ------------------ ------------------
United States                                                  326,016               84.7            208,954               58.8
Western Europe                                                  22,330                5.8             47,455               13.3
Eastern Europe                                                   1,176                0.3              3,152                0.9
     European Union                                             20,645                5.4             42,000               11.8
Asia                                                            22,958                6.0             58,877               16.6
Oceania (Pacific)                                                1,927                0.5              2,341                0.7
     Pacific Rim                                                23,503                6.1             58,423               16.4
     Chinese Economic Area(2)                                    7,261                1.9             24,874                7.0
Caribbean                                                          870                0.2              1,420                0.4
Latin America                                                    5,856                1.5             20,969                5.9
     Mexico                                                      2,871                0.7             13,409                3.8
Middle East                                                      2,277                0.6              3,890                1.1
Africa                                                           1,620                0.4              4,980                1.4
Re-imports (Canada)                                                  0                0.0              3,528                1.0

Total                                                          385,034              100.0            355,567              100.0
---------------------------------------------------- ------------------ ------------------ ------------------ ------------------
--------------------------------------------------------------------------------------------------------------------------------
Notes:
1.       Data are customs based and do not include re-exports.
2.       Chinese Economic Area includes China, Hong Kong and Mongolia.
Source:  Industry Canada.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 21                                                        ONTARIO, SELECTED DEMOGRAPHIC CHARACTERISTICS, 1986-2005(1)
--------------------------------------------------------------------------------------------------------------------------------
                                                   Intercensal Estimates                   Postcensal Estimates(2)
                                                   1986       1991      1996      2001      2002       2003      2004   2005(5)
----------------------------------------------- -------- ---------- --------- --------- --------- ---------- --------- ---------
Total Population (000s)                           9,438     10,428    11,083    11,898    12,102   12,260     12,407     12,541
Annual Average Growth
     Over Preceding Year Shown (%)                  1.4        2.0       1.2       1.4       1.7        1.3       1.2       1.1

Median Age (Years)                                 31.9       33.3      35.0      36.7      37.0       37.4      37.7        NA

Age Group Shares (%)
     0-4                                            6.8        7.0       6.8       6.0       5.8        5.6       5.4        NA
     5-14                                          13.4       13.1      13.5      13.5      13.4       13.2      13.0        NA
     15-24                                         17.1       14.5      13.2      13.4      13.4       13.5      13.5        NA
     25-44                                         32.1       34.2      32.9      31.5      31.3       30.9      30.6        NA
     45-64                                         19.8       19.6      21.3      23.2      23.6       24.2      24.7        NA
     65-74                                          6.5        7.0       7.3       7.0       6.9        6.9       6.9        NA
     75+                                            4.2        4.6       5.0       5.6       5.7        5.8       5.9        NA

Total Fertility Rate(3)                             1.6        1.7       1.6       1.5       1.5        1.5        NA        NA

Life Expectancy (Years)(3)
     Female                                        80.0       80.8      81.3      82.2      82.2         NA        NA        NA
     Male                                          73.7       75.0      75.9      77.5      77.7         NA        NA        NA

Families (000s)(4)                                2,445      2,727     2,933     3,191        NA         NA        NA        NA
Households (000s)(4)                              3,222      3,638     3,925     4,219        NA         NA        NA        NA
----------------------------------------------- -------- ---------- --------- --------- --------- ---------- --------- ---------
--------------------------------------------------------------------------------------------------------------------------------
Notes:
1.                Population figures are for July 1 (census year).
2.                Estimates by Statistics Canada based on the 2001 Census adjusted for net Census undercoverage.
3.                Calendar-year data.
4.                Families and Households are Census data.
5.                Not released as at October 25, 2005.
Source:  Statistics Canada.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 22                                                    ONTARIO, COMPONENTS OF POPULATION GROWTH, 1995-96 TO 2004-05(1)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    (Thousands)
----------------------------------------------------------------- --------------------------------------------------------------
                                                                     1995-96      1996-97      1997-98     1998-99      1999-00
----------------------------------------------------------------- ----------- ------------ ------------ ----------- ------------
Population at Beginning of Period                                     10,950       11,083       11,228      11,367       11,506

Births                                                                   143          136          133         131          131
Deaths                                                                    78           80           80          80           81
Immigrants                                                               116          119          106          92          117
Net Emigrants(3)                                                          25           27           26          24           24
Net Change in Non-permanent Residents                                    -10           -3           -3           6           16
Interprovincial Arrivals                                                  69           70           75          73           79
Interprovincial Departures                                                72           68           66          56           57
Population Growth During Period                                          133          145          139         139          179

Population at End of Period (2)                                       11,083       11,228       11,367      11,506       11,685

Population Growth (%)                                                    1.2          1.3          1.2         1.2          1.6

--------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------- --------------------------------------------------------------
TABLE 22 (CONTINUED)                                                                                                (Thousands)
----------------------------------------------------------------- --------------------------------------------------------------
                                                                     2000-01      2001-02      2002-03     2003-04      2004-05
----------------------------------------------------------------- ----------- ------------ ------------ ----------- ------------
Population at Beginning of Period                                     11,685       11,898       12,102      12,260       12,407

Births                                                                   128          129          129         131          131
Deaths                                                                    81           81           84          86           89
Immigrants                                                               150          153          110         128          130
Net Emigrants(3)                                                          23           19           20          20           20
Net Change in Non-permanent Residents                                     21           17           21           2          -10
Interprovincial Arrivals                                                  75           70           64          57           62
Interprovincial Departures                                                56           65           64          64           71
Population Growth During Period                                          212          204          158         148          134

Population at End of Period (2)                                       11,898       12,102       12,260      12,407       12,541

Population Growth (%)                                                    1.8          1.7          1.3         1.2          1.1
----------------------------------------------------------------- ----------- ------------ ------------ ----------- ------------
--------------------------------------------------------------------------------------------------------------------------------
Notes:
1.       Data are from July 1 to June 30 (census year).
2.       The sum of the components does not equal the total change in population due to residual deviation.
3.       Net Emigrants = Emigrants plus temporarily abroad minus returning emigrants.
Source:  Statistics Canada. Estimates based on the 2001 Census adjusted for net Census undercoverage.
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TABLE 23                                                                                  ONTARIO, LABOUR FORCE, 1991-2004
-------------------------------------------------------------------------------------------------------------------------------
                                                      1991        1992       1993       1994       1995        1996       1997
------------------------------------------------ ---------- ----------- ---------- ---------- ---------- ----------- ----------
Labour Force (000s)                                  5,545       5,526      5,542      5,544      5,584       5,673      5,771
Annual Labour Force Growth (%)                         0.2        -0.3        0.3        0.0        0.7         1.6        1.7
Participation Rate (%)
     Male                                             76.4        75.1       74.3       73.4       72.7        72.5       72.8
     Female                                           61.0        59.8       59.4       58.7       58.5        58.8       58.9
Share of Labour Force (%)
     Youth (15-24)                                    18.6        18.1       17.3       16.8       16.4        16.2       15.9
     Older Workers (45+)                              26.6        27.4       28.1       28.8       29.1        29.5       30.2

-------------------------------------------------------------------------------------------------------------------- ----------
------------------------------------------------ ------------------------------------------------------------------------------
TABLE 23 (CONTINUED)
------------------------------------------------ ------------------------------------------------------------------------------
                                                      1998        1999       2000       2001       2002        2003       2004
------------------------------------------------ ---------- ----------- ---------- ---------- ---------- ----------- ----------
Labour Force (000s)                                  5,876       6,016      6,170      6,327      6,499       6,672      6,775
Annual Labour Force Growth (%)                         1.8         2.4        2.6        2.5        2.7         2.7        1.5
Participation Rate (%)
     Male                                             72.5        73.1       73.3       73.4       73.7        74.3       74.1
     Female                                           59.6        60.2       61.0       61.4       62.1        62.9       63.0
Share of Labour Force (%)
     Youth (15-24)                                    15.8        16.1       16.4       16.3       16.4        16.3       16.2
     Older Workers (45+)                              30.7        31.4       32.0       32.6       33.4        34.7       35.4
------------------------------------------------ ---------- ----------- ---------- ---------- ---------- ----------- ----------
-------------------------------------------------------------------------------------------------------------------------------
Source:  Statistics Canada.
-------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 24                                                                                     ONTARIO, EMPLOYMENT, 1991-2004
--------------------------------------------------------------------------------------------------------------------------------
                                                           1991       1992      1993       1994      1995       1996       1997
------------------------------------------------------ --------- ---------- --------- ---------- --------- ---------- ----------
Total Employment (000s)                                   5,015      4,929     4,935      5,009     5,093      5,158      5,283
     Male                                                 2,718      2,657     2,670      2,711     2,758      2,786      2,867
     Female                                               2,297      2,272     2,264      2,298     2,334      2,372      2,417
Annual Employment Growth (%)                               -3.4       -1.7       0.1        1.5       1.7        1.3        2.4
Net Job Creation (000s)                                    -176        -86         5         74        84         66        125
Private-sector Employment (000s)                          3,368      3,271     3,246      3,315     3,431      3,507      3,560
Public-sector Employment (000s)                             983        983       968        964       938        893        872
Self-employment (000s)                                      664        675       720        730       723        759        852
Manufacturing Employment
     (% of total)                                          18.1       17.5      16.7       16.8      17.3       17.6       17.7
Services Employment
     (% of total)                                          71.6       72.6      73.7       73.7      73.5       73.5       73.3
Part-time (% of total)                                     18.2       18.5      19.6       19.0      18.8       19.3       19.2
Average Hours Worked
     Per Week(1)                                           37.4       36.7      37.2       37.6      37.3       37.6       37.8

--------------------------------------------------------------------------------------------------------------------- ----------
------------------------------------------------------ --------- ---------- --------- ---------- --------- ---------- ----------
TABLE 24 (CONTINUED)                                       1998       1999      2000       2001      2002       2003       2004
------------------------------------------------------ --------- ---------- --------- ---------- --------- ---------- ----------
Total Employment (000s)                                   5,451      5,633     5,814      5,926     6,035      6,208      6,316
     Male                                                 2,936      3,036     3,123      3,168     3,212      3,298      3,350
     Female                                               2,515      2,597     2,691      2,758     2,824      2,910      2,966
Annual Employment Growth (%)                                3.2        3.3       3.2        1.9       1.8        2.9        1.7
Net Job Creation (000s)                                     168        182       181        112       110        173        108
Private-sector Employment (000s)                          3,707      3,815     3,929      4,051     4,115      4,240      4,276
Public-sector Employment (000s)                             867        922       982        996     1,036      1,047      1,106
Self-employment (000s)                                      877        896       903        878       884        922        935
Manufacturing Employment
     (% of total)                                          18.1       18.5      18.6       18.0      18.2       17.8       17.6
Services Employment
     (% of total)                                          73.2       72.7      72.8       73.5      73.4       73.6       73.9
Part-time (% of total)                                     18.7       18.0      18.0       17.9      18.3       18.5       18.1
Average Hours Worked
     Per Week(1)                                           37.8       38.0      38.1       37.5      37.3       36.6       37.1
------------------------------------------------------ --------- ---------- --------- ---------- --------- ---------- ----------
--------------------------------------------------------------------------------------------------------------------------------
Note:
1.       Average actual hours worked per week at all jobs, excluding persons not at work, in reference week.
Source:  Statistics Canada.
--------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TABLE 25                                                                                   ONTARIO, UNEMPLOYMENT, 1991-2004
-----------------------------------------------------------------------------------------------------------------------------------
                                                    1991         1992        1993        1994        1995        1996         1997
--------------------------------------------- ----------- ------------ ----------- ----------- ----------- ----------- ------------
Total Unemployment (000s)                            530          597         608         535         491         515          488
Unemployment Rate (%)                                9.6         10.8        11.0         9.7         8.8         9.1          8.4
     Male                                           10.1         12.0        11.6        10.1         8.9         9.1          8.2
     Female                                          9.0          9.4        10.3         9.1         8.7         9.1          8.8
     Toronto CMA(1)                                  9.6         11.3        11.3        10.4         8.6         9.1          8.0
     Northern Ontario                               11.5         12.8        12.7        11.8        10.1        10.9         10.5
     Youth (15-24)                                  15.0         17.6        17.7        15.7        14.8        15.0         16.4
     Older Workers (45+)                             6.8          7.6         7.7         7.1         6.5         6.4          6.0
Share of Total Unemployment (%)
     Long-term Unemployed (27 weeks+)               22.5         29.9        33.5        32.6        29.5        28.2         25.5
     Youth (15-24)                                  29.3         29.5        28.0        27.3        27.6        26.7         30.9
     Older Workers (45+)                            19.0         19.2        19.8        21.2        21.6        20.9         21.5
Average Duration (weeks)(2)                         18.5         23.5        27.0        27.7        25.9        24.8         26.6
     Youth (15-24)                                  13.5         16.8        18.3        17.9        16.3        15.4         13.8
     Older Workers (45+)                            22.6         30.1        34.1        35.0        33.4        31.1         42.2

---------------------------------------------------------------------------------------------------------------------- ------------
--------------------------------------------- ----------- ------------ ----------- ----------- ----------- ----------- ------------
TABLE 25 (CONTINUED)                                1998         1999        2000        2001        2002        2003         2004
--------------------------------------------- ----------- ------------ ----------- ----------- ----------- ----------- ------------
Total Unemployment (000s)                            425          383         356         401         463         464          459
Unemployment Rate (%)                                7.2          6.4         5.8         6.3         7.1         7.0          6.8
     Male                                            7.2          6.2         5.6         6.5         7.4         7.1          6.9
     Female                                          7.3          6.5         6.0         6.2         6.8         6.8          6.6
     Toronto CMA(1)                                  7.0          6.1         5.5         6.3         7.4         7.7          7.5
     Northern Ontario                               11.1          9.2         8.3         8.0         8.1         7.4          7.8
     Youth (15-24)                                  14.4         13.2        11.8        12.5        13.9        14.4         14.2
     Older Workers (45+)                             5.4          4.2         4.0         4.4         4.7         4.7          4.5
Share of Total Unemployment (% )
     Long-term Unemployed (27 weeks+)               21.9         19.1        15.4        12.8        15.5        16.2         15.5
     Youth (15-24)                                  31.5         33.5        33.7        32.2        31.9        33.9         34.0
     Older Workers (45+)                            22.7         20.9        22.4        22.8        22.1        23.5         23.4
Average Duration (weeks)(2)                         23.2         21.3        17.8        15.3        16.4        17.0         16.1
     Youth (15-24)                                  12.8         11.6         9.8         8.6         9.4         9.4          8.8
     Older Workers (45+)                            39.0         34.2        28.4        25.7        24.5        27.3         24.2
--------------------------------------------- ----------- ------------ ----------- ----------- ----------- ----------- ------------
-----------------------------------------------------------------------------------------------------------------------------------
Notes:
1.       CMA is Census Metropolitan Area.  Toronto CMA includes the City of Toronto; the Regions of York, Peel and Halton
         (excluding Burlington); Uxbridge, Pickering, Ajax, Mono, Orangeville, New Tecumseth and Bradford West Gwillimbury.
2.       Prior to 1997, unemployment of 100 or more weeks was recorded as 99 due to data processing limitations. This restriction was removed for data after 1996.
Source:  Statistics Canada.
-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 26                                                ONTARIO, EMPLOYMENT INSURANCE (EI) AND SOCIAL ASSISTANCE, 1991-2004
--------------------------------------------------------------------------------------------------------------------------------
                                                              1991      1992     1993      1994      1995       1996       1997
----------------------------------------------------- ------------- --------- -------- --------- --------- ---------- ----------
EI Regular Beneficiaries (000s)                                319       322      294       228       181        180        151
EI Maximum Insurable Earnings ($)(1)                           680       710      745       780       815        750     39,000
EI Maximum Weekly Entitlement ($)                              408       426      425       429       448        413        413
EI Premium Rate
     Employer ($/$100 Insurable Earnings)             3.15/3.92(2)      4.20     4.20      4.30      4.20       4.13       4.06
     Employee ($/$100 Insurable Earnings)             2.25/2.80(2)      3.00     3.00      3.07      3.00       2.95       2.90
EI Total Benefits Paid ($ millions)(3)                       5,362     5,845    5,406     4,511     3,796      3,653      3,436
EI Premiums Paid ($ millions)(3)                             6,220     7,353    7,567     8,067     7,929      7,582      8,173
Social Assistance Caseload (000s)(5)                           499       608      660       673       660        599        568

--------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------- ----------- ---------- --------- --------- --------- ---------- ----------
TABLE 26 (CONTINUED)                                        1998       1999      2000      2001      2002       2003       2004
----------------------------------------------------- ----------- ---------- --------- --------- --------- ---------- ----------
EI Regular Beneficiaries (000s)                              131        110       101       122       136        142        136
EI Maximum Insurable Earnings ($)(1)                      39,000     39,000    39,000    39,000    39,000     39,000     39,000
EI Maximum Weekly Entitlement ($)                            413        413       413       413       413        413        413
EI Premium Rate
     Employer ($/$100 Insurable Earnings)                   3.78       3.57      3.36      3.15      3.08       2.94       2.77
     Employee ($/$100 Insurable Earnings)                   2.70       2.55      2.40      2.25      2.20       2.10       1.98
EI Total Benefits Paid ($ millions)(3)                     3,141      3,051     2,787     3,524     4,328      4,342      4,429
EI Premiums Paid ($ millions)(3)                           7,679      7,614     7,671     7,477     7,392   7,188(4)   6,723(4)
Social Assistance Caseload (000s)(5)                         529        479       436       408       411        413        418
----------------------------------------------------- ----------- ---------- --------- --------- --------- ---------- ----------
--------------------------------------------------------------------------------------------------------------------------------
Notes:
1.       Effective January 1, 1997, the maximum weekly insurable earnings of $750 was eliminated and replaced with an annual maximum set at $39,000.
2.       Premium rates for 1991 changed at mid-year.
3.       Employment Insurance benefit payments are on a cash basis; premiums are paid on an accrual basis.
4.       Premiums paid in 2003 and 2004 are Ontario Ministry of Finance estimates.
5.       The number of social assistance cases from 1998 to 2004 includes Ontario Works, the Ontario Disability Support
         Program, Temporary Care Assistance and Assistance for Children with Severe Disabilities. The Ontario Works Act was proclaimed in May 1998 and replaced the General Welfare Act. The Ontario Disability Support Program Act was
         proclaimed in June 1998.
Sources:          Statistics Canada, Human Resources and Skills Development Canada, Ontario Ministry of Finance and Ontario
         Ministry of Community and Social Services.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 27                                                                            ONTARIO, LABOUR COMPENSATION, 1991-2004
--------------------------------------------------------------------------------------------------------------------------------
                                                             1991       1992      1993      1994       1995      1996      1997
-------------------------------------------------------- --------- ---------- --------- --------- ---------- --------- ---------
Average Weekly Earnings ($)(1)                             576.13     598.80    612.33    628.16     634.17    649.55    663.73
         Increase (%)                                          NA        3.9       2.3       2.6        1.0       2.4       2.2
CPI Inflation (%)                                             4.7        1.0       1.8       0.0        2.5       1.5       1.9
AWE Increase Less CPI Inflation (%)                            NA        2.9       0.5       2.6       -1.5       0.9       0.3
AWE - Manufacturing ($)                                    683.30     716.55    739.20    761.95     770.80    794.09    821.28
         Increase (%)                                          NA        4.9       3.2       3.1        1.2       3.0       3.4
         Increase Less CPI Inflation (%)                       NA        3.9       1.4       3.1       -1.3       1.5       1.5
Wage Settlement Increases (%)(2)
         All Sectors                                          4.7        2.7       1.0       0.4        1.0       1.1       1.2
         Public                                               5.0        2.6       0.5       0.1        0.2       0.3       0.7
         Private                                              3.8        2.7       1.9       1.1        1.7       2.2       2.3
Person Days Lost Due to Strikes and
         Lockouts (000s)                                      454        578       371       488        477     1,915     1,904
Minimum Wage at Year-end ($/hour)                            6.00       6.35      6.35      6.70       6.85      6.85      6.85

----------- --- ---------------------------------------- --------- ---------- --------- --------- ---------- --------- ---------
-------------------------------------------------------- --------- ---------- --------- --------- ---------- --------- ---------
TABLE 27 (CONTINUED)                                         1998       1999      2000      2001       2002      2003      2004
-------------------------------------------------------- --------- ---------- --------- --------- ---------- --------- ---------
Average Weekly Earnings ($)(1)                             672.67     683.70    700.12    712.88     726.21    734.78    748.10
         Increase (%)                                         1.3        1.6       2.4       1.8        1.9       1.2       1.8
CPI Inflation (%)                                             0.9        1.9       2.9       3.1        2.0       2.7       1.9
AWE Increase Less CPI Inflation (%)                           0.4       -0.3      -0.5      -1.3       -0.1      -1.5      -0.1
AWE - Manufacturing ($)                                    841.78     852.13    869.40    882.76     906.10    917.84    934.23
         Increase (%)                                         2.5        1.2       2.0       1.5        2.6       1.3       1.8
         Increase Less CPI Inflation (%)                      1.6       -0.7      -0.9      -1.6        0.6      -1.4      -0.1
Wage Settlement Increases (%)(2)
         All Sectors                                          1.6        2.1       2.6       3.0        3.0       3.1       2.8
         Public                                               1.3        1.4       2.7       2.9        2.9       3.5       3.1
         Private                                              2.1        3.1       2.4       3.0        3.0       1.9       2.6
Person Days Lost Due to Strikes and
         Lockouts (000s)                                    1,061        651       650       672      1,511       495       487
Minimum Wage at Year-end ($/hour)                            6.85       6.85      6.85      6.85       6.85      6.85      7.15
-------------------------------------------------------- --------- ---------- --------- --------- ---------- --------- ---------
--------------------------------------------------------------------------------------------------------------------------------
Notes:
1.       Average Weekly Earnings (AWE) includes overtime. In 2001, Statistics Canada changed its estimates of AWE from  the
         1980 Standard Industrial Classification (SIC) to the North American Industry Classification System (NAICS).  AWE
         based on NAICS is available only back to 1991.
2.       Wage settlement increases are for collective agreements covering 200 or more employees, Ontario Ministry of Labour.
Sources: Statistics Canada, Ontario Ministry of Labour and Ontario Ministry of Finance.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 28                                                                       ONTARIO, EMPLOYMENT BY OCCUPATION, 1993-2004
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    (Thousands)
--------------------------------------------------------------------------------------------------------------------------------
                                                                           1993      1994     1995      1996     1997      1998
---------------------------------------------------------------------- --------- --------- -------- --------- -------- ---------
Management                                                                  523       505      544       536      547       553
Business, Finance and Administrative
                                                                            972       978      983       981      974     1,012
Natural and Applied Sciences                                                268       273      304       294      327       355
Health
                                                                            254       254      248       243      258       254
Social Science, Education, Government Service and Religion                  387       425      395       396      397       418
Art, Culture, Recreation and Sport
                                                                            140       147      142       149      150       158
Sales and Service                                                         1,138     1,132    1,153     1,186    1,201     1,237
Trades, Transport and Equipment Operators
                                                                            715       738      758       772      810       827
Primary Industry                                                            154       148      142       141      142       138
Processing, Manufacturing and Utilities
                                                                            383       408      424       460      478       500

Total                                                                     4,935     5,009    5,093     5,158    5,283     5,451

--------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------ -------------------------------------
TABLE 28 (CONTINUED)                                                                                                (Thousands)
---------------------------------------------------------------------- --------- --------- -------- --------- -------- ---------
                                                                           1999      2000     2001      2002     2003      2004
---------------------------------------------------------------------- --------- --------- -------- --------- -------- ---------
Management                                                                  547       563      552       563      586       618
Business, Finance and Administrative                                      1,032     1,056    1,115     1,118    1,145     1,200
Natural and Applied Sciences                                                399       428      454       446      448       435
Health                                                                      264       278      293       322      332       345
Social Science, Education, Government Service and Religion                  437       451      467       472      473       475
Art, Culture, Recreation and Sport                                          171       173      183       178      190       200
Sales and Service                                                         1,282     1,339    1,358     1,392    1,450     1,432
Trades, Transport and Equipment Operators                                   819       834      852       867      891       904
Primary Industry                                                            152       143      130       124      131       134
Processing, Manufacturing and Utilities                                     530       550      523       553      563       573

Total                                                                     5,633     5,814    5,926     6,035    6,208     6,316
---------------------------------------------------------------------- --------- --------- -------- --------- -------- ---------
--------------------------------------------------------------------------------------------------------------------------------
Note:             Occupational groupings based on National Occupational Classification for Statistics (NOC-S) 2001.
Source:  Statistics Canada.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 29                                                       ONTARIO, DISTRIBUTION OF EMPLOYMENT BY OCCUPATION, 1993-2004
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     (Per Cent)
----------------------------------------------------------------------- --------------------------------------------------------
                                                                            1993     1994      1995     1996      1997     1998
----------------------------------------------------------------------- --------- -------- --------- -------- --------- --------
Management                                                                  10.6     10.1      10.7     10.4      10.3     10.1
Business, Finance and Administrative                                        19.7     19.5      19.3     19.0      18.4     18.6
Natural and Applied Sciences                                                 5.4      5.5       6.0      5.7       6.2      6.5
Health                                                                       5.1      5.1       4.9      4.7       4.9      4.7
Social Science, Education, Government Service and Religion                   7.8      8.5       7.8      7.7       7.5      7.7
Art, Culture, Recreation and Sport                                           2.8      2.9       2.8      2.9       2.8      2.9
Sales and Service                                                           23.1     22.6      22.6     23.0      22.7     22.7
Trades, Transport and Equipment Operators                                   14.5     14.7      14.9     15.0      15.3     15.2
Primary Industry                                                             3.1      2.9       2.8      2.7       2.7      2.5
Processing, Manufacturing and Utilities                                      7.8      8.1       8.3      8.9       9.1      9.2

Total                                                                      100.0    100.0     100.0    100.0     100.0    100.0

--------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------- --------------------------------------------------------
TABLE 29 (CONTINUED)                                                                                                 (Per Cent)
----------------------------------------------------------------------- --------------------------------------------------------
                                                                            1999     2000      2001     2002      2003     2004
----------------------------------------------------------------------- --------- -------- --------- -------- --------- --------
Management                                                                   9.7      9.7       9.3      9.3       9.4      9.8
Business, Finance and Administrative                                        18.3     18.2      18.8     18.5      18.4     19.0
Natural and Applied Sciences                                                 7.1      7.4       7.7      7.4       7.2      6.9
Health                                                                       4.7      4.8       4.9      5.3       5.4      5.5
Social Science, Education, Government Service and Religion                   7.8      7.8       7.9      7.8       7.6      7.5
Art, Culture, Recreation and Sport                                           3.0      3.0       3.1      2.9       3.1      3.2
Sales and Service                                                           22.8     23.0      22.9     23.1      23.4     22.7
Trades, Transport and Equipment Operators                                   14.5     14.3      14.4     14.4      14.4     14.3
Primary Industry                                                             2.7      2.5       2.2      2.1       2.1      2.1
Processing, Manufacturing and Utilities                                      9.4      9.5       8.8      9.2       9.1      9.1

Total                                                                      100.0    100.0     100.0    100.0     100.0    100.0
----------------------------------------------------------------------- --------- -------- --------- -------- --------- --------
--------------------------------------------------------------------------------------------------------------------------------
Note:    Occupational groupings based on National Occupational Classification for Statistics (NOC-S) 2001.
Source:  Statistics Canada.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 30                                                                         ONTARIO, EMPLOYMENT BY INDUSTRY, 1995-2004
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    (Thousands)
-------------------------------------------------------------------------------- -----------------------------------------------
                                                                                    1995      1996      1997     1998      1999
-------------------------------------------------------------------------------- -------- --------- --------- -------- ---------
Goods Producing Industries                                                         1,347     1,368     1,408    1,461     1,535
Primary Industries                                                                   149       149       141      143       152
     Agriculture                                                                     105       103       100      104       113
Manufacturing                                                                        880       907       938      986     1,042
Construction                                                                         267       261       282      285       295
Utilities                                                                             50        51        48       48        46

Services Producing Industries                                                      3,745     3,790     3,875    3,990     4,098
Trade                                                                                763       781       802      809       845
Transportation and Warehousing                                                       237       241       244      258       259
Finance, Insurance, Real Estate and Leasing                                          364       371       374      372       383
Professional, Scientific and Technical Services                                      300       313       349      375       397
Business, Building and Other Support                                                 170       178       194      207       222
Educational Services                                                                 357       340       339      343       359
Health Care and Social Assistance                                                    490       485       480      502       501
Information, Culture and Recreation                                                  231       234       248      247       261
Accommodation and Food Services                                                      291       311       316      334       338
Public Administration                                                                305       290       277      281       280
Other Services                                                                       238       246       252      262       254

Total Employment                                                                   5,093     5,158     5,283    5,451     5,633
-------------------------------------------------------------------------------- -------- --------- --------- -------- ---------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 30 (CONTINUED)                                                             ONTARIO, EMPLOYMENT BY INDUSTRY, 1995-2004
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    (Thousands)
-------------------------------------------------------------------------------- -----------------------------------------------
                                                                                      2000     2001     2002     2003      2004
-------------------------------------------------------------------------------- ---------- -------- -------- -------- ---------
Goods Producing Industries                                                           1,579    1,572    1,608    1,641     1,649
Primary Industries                                                                     134      119      112      113       113
     Agriculture                                                                        99       83       77       82        79
Manufacturing                                                                        1,080    1,066    1,097    1,102     1,109
Construction                                                                           321      337      346      371       369
Utilities                                                                               45       50       52       54        58

Services Producing Industries                                                        4,235    4,354    4,428    4,568     4,667
Trade                                                                                  877      928      920      937       963
Transportation and Warehousing                                                         274      278      279      289       300
Finance, Insurance, Real Estate and Leasing                                            381      390      389      409       430
Professional, Scientific and Technical Services                                        417      437      437      448       436
Business, Building and Other Support                                                   240      242      247      264       277
Educational Services                                                                   365      357      368      375       390
Health Care and Social Assistance                                                      537      563      584      613       636
Information, Culture and Recreation                                                    283      302      297      293       304
Accommodation and Food Services                                                        336      330      363      369       365
Public Administration                                                                  279      281      297      309       311
Other Services                                                                         245      246      246      262       257

Total Employment                                                                     5,814    5,926    6,035    6,208     6,316
-------------------------------------------------------------------------------- ---------- -------- -------- -------- ---------
--------------------------------------------------------------------------------------------------------------------------------
Note:             Industrial groupings based on North American Industry Classification System (NAICS).
Source:  Statistics Canada.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 31                                                               ONTARIO, GROWTH IN EMPLOYMENT BY INDUSTRY, 1995-2004
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (Per Cent Change)
-------------------------------------------------------------------------------- -----------------------------------------------
                                                                                    1995      1996      1997     1998      1999
-------------------------------------------------------------------------------- -------- --------- --------- -------- ---------
Goods Producing Industries                                                           2.3       1.6       3.0      3.8       5.0
Primary Industries                                                                  -3.9       0.1      -5.5      1.0       6.3
         Agriculture                                                                -6.8      -1.1      -3.3      4.1       8.8
Manufacturing                                                                        4.4       3.0       3.4      5.2       5.7
Construction                                                                        -0.3      -2.4       7.9      1.2       3.5
Utilities                                                                            0.6       1.6      -5.5     -0.8      -2.7

Services Producing Industries                                                        1.4       1.2       2.2      3.0       2.7
Trade                                                                               -0.5       2.4       2.7      0.8       4.4
Transportation and Warehousing                                                       3.8       1.4       1.5      5.4       0.5
Finance, Insurance, Real Estate and Leasing                                          2.1       2.1       0.7     -0.4       2.9
Professional, Scientific and Technical Services                                      6.7       4.4      11.3      7.6       5.9
Business, Building and Other Support                                                 7.7       4.6       8.9      7.0       6.9
Educational Services                                                                -1.3      -4.8      -0.2      1.1       4.7
Health Care and Social Assistance                                                    0.2      -0.9      -1.2      4.6      -0.1
Information, Culture and Recreation                                                  5.5       1.2       6.1     -0.5       5.6
Accommodation and Food Services                                                      1.4       7.1       1.5      5.8       1.2
Public Administration                                                               -2.7      -5.0      -4.3      1.3      -0.4
Other Services                                                                       2.4       3.1       2.6      4.0      -3.2

Total Employment                                                                     1.7       1.3       2.4      3.2       3.3
-------------------------------------------------------------------------------- -------- --------- --------- -------- ---------

---------------------------------------------------------------------------------------------------------------
TABLE 31 (CONTINUED)                            ONTARIO, GROWTH IN EMPLOYMENT BY INDUSTRY, 1995-2004 1995-2004
---------------------------------------------------------------------------------------------------------------
                                                                                             (Per Cent Change)
---------------------------------------------------------------------------------------------------------------
                                                                          2000    2001    2002    2003    2004
---------------------------------------------------------------------------------------------------------------
Goods Producing Industries                                                 2.9    -0.4     2.3     2.1     0.5
Primary Industries                                                       -11.8   -10.9    -5.8     0.8     0.1
     Agriculture                                                         -12.9   -15.7    -7.2     5.7    -3.7
Manufacturing                                                              3.6    -1.3     2.9     0.5     0.6
Construction                                                               8.8     5.0     2.6     7.4    -0.8
Utilities                                                                 -3.5    12.1     4.6     2.9     8.2

Services Producing Industries                                              3.4     2.8     1.7     3.2     2.2
Trade                                                                      3.9     5.8    -0.9     1.8     2.8
Transportation and Warehousing                                             5.9     1.4     0.2     3.8     3.8
Finance, Insurance, Real Estate and Leasing                               -0.5     2.3    -0.2     5.0     5.1
Professional, Scientific and Technical Services                            5.1     4.7     0.0     2.6    -2.8
Business, Building and Other Support                                       8.2     0.8     2.3     6.7     5.0
Educational Services                                                       1.8    -2.3     3.1     1.9     4.0
Health Care and Social Assistance                                          7.2     4.8     3.8     4.9     3.7
Information, Culture and Recreation                                        8.6     6.7    -1.6    -1.5     3.7
Accommodation and Food Services                                           -0.6    -1.9    10.0     1.6    -1.1
Public Administration                                                     -0.2     0.8     5.8     4.0     0.4
Other Services                                                            -3.6     0.3     0.2     6.5    -1.9

Total Employment                                                           3.2     1.9     1.8     2.9     1.7
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Note:             Industrial groupings based on North American Industry Classification System (NAICS).
Source:  Statistics Canada.
---------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------

TABLE 32                                                       ONTARIO, EMPLOYMENT LEVEL BY ECONOMIC REGIONS, 1994-2004
----------------------------------------------------------------------------------------------------------------------------
                                                                                                                (Thousands)
-------------------------------------------------------------- -------------------------------------------------------------
                                                                    1994      1995      1996      1997       1998      1999
-------------------------------------------------------------- ---------- --------- --------- --------- ---------- ---------
Ontario                                                            5,009     5,093     5,158     5,283      5,451     5,633
Region:*
East                                                                 698       672       673       684        721       747
Ottawa (510)                                                         517       497       505       512        538       550
Kingston-Pembroke (515)                                              181       175       168       172        183       197
Greater Toronto Area (530)(1)                                      2,103     2,201     2,237     2,336      2,409     2,482
Central                                                            1,164     1,180     1,199     1,220      1,267     1,310
Muskoka-Kawarthas (520)                                              132       144       145       146        148       156
Kitchener-Waterloo-Barrie (540)                                      470       466       475       493        512       541
Hamilton-Niagara Peninsula (550)                                     562       571       579       581        607       613
Southwest                                                            703       681       695       701        710       740
London (560)                                                         287       282       277       281        285       298
Windsor-Sarnia (570)                                                 274       270       277       276        283       293
Stratford-Bruce Peninsula (580)                                      143       129       141       144        142       148
North                                                                341       359       354       343        344       354
Northeast (590)                                                      234       246       245       239        240       245
Northwest (595)                                                      107       113       109       104        104       110

----------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------- -------------------------------------------------------------
TABLE 32 (CONTINUED)                                                                                            (Thousands)
-------------------------------------------------------------- -------------------------------------------------------------
                                                                              2000      2001      2002       2003      2004
-------------------------------------------------------------- ---------- --------- --------- --------- ---------- ---------
Ontario                                                                      5,814     5,926     6,035      6,208     6,316
Region:*
East                                                                           757       784       794        816       819
Ottawa (510)                                                                   571       592       596        617       614
Kingston-Pembroke (515)                                                        186       192       199        199       205
Greater Toronto Area (530)(1)                                                2,580     2,665     2,722      2,798     2,853
Central                                                                      1,358     1,363     1,388      1,450     1,477
Muskoka-Kawarthas (520)                                                        160       152       155        175       179
Kitchener-Waterloo-Barrie (540)                                                550       559       579        596       611
Hamilton-Niagara Peninsula (550)                                               648       651       654        679       686
Southwest                                                                      760       755       765        775       803
London (560)                                                                   307       305       308        317       331
Windsor-Sarnia (570)                                                           301       302       307        308       308
Stratford-Bruce Peninsula (580)                                                152       148       151        150       164
North                                                                          359       359       365        369       365
Northeast (590)                                                                248       251       251        253       254
Northwest (595)                                                                111       108       113        116       111
-------------------------------------------------------------- ---------- --------- --------- --------- ---------- ---------
----------------------------------------------------------------------------------------------------------------------------
*        Standard deviations vary significantly across regions, decreasing as the size of the region increases.
Notes:
All figures are average annual employment levels.
1.       Economic region of Toronto (530) closely matches the GTA, except that it excludes the City of Burlington.
Sources: Statistics Canada and Ontario Ministry of Finance.
----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
TABLE 33                                                   ONTARIO, EMPLOYMENT LEVEL BY INDUSTRY FOR ECONOMIC REGIONS, 2004
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    (Thousands)
------------------------------------------------------- ------------------------------------------------------------------------
                                                                     All      Agriculture       Resources(1)              Manu-
                                                              Industries                                              facturing
------------------------------------------------------- ----------------- ---------------- ------------------ ------------------
------------------------------------------------------- ----------------- ---------------- ------------------ ------------------
Ontario                                                            6,316               79                 35              1,109
Region:
East                                                                 819               12                  3                 83
Ottawa (510)                                                         614                9                ...                 57
Kingston-Pembroke (515)                                              205                3                  3                 26
Greater Toronto Area (530)                                         2,853                8                  3                515
Central                                                            1,477               28                  4                303
Muskoka-Kawarthas (520)                                              179                4                ...                 25
Kitchener-Waterloo-Barrie (540)                                      611               10                ...                143
Hamilton-Niagara Peninsula (550)                                     686               14                  2                135
Southwest                                                            803               28                  2                172
London (560)                                                         331               10                ...                 61
Windsor-Sarnia (570)                                                 308                7                ...                 76
Stratford-Bruce Peninsula (580)                                      164               10                ...                 35
North                                                                365                3                 22                 35
Northeast (590)                                                      254                2                 17                 21
Northwest (595)                                                      111              ...                  5                 14
------------------------------------------------------- ----------------- ---------------- ------------------ ------------------
------------------------------------------------------- ------------------------------------------------------------------------
TABLE 33 (CONTINUED)                                                                                                (Thousands)
------------------------------------------------------- ------------------------------------------------------------------------
                                                                                              Finance, Prof.      Info. Culture
                                                            Construction  Distributive(2)         & Mgmt.(3)    & Recreation(4)
------------------------------------------------------- ----------------- ---------------- ------------------ ------------------
------------------------------------------------------- ----------------- ---------------- ------------------ ------------------
Ontario                                                              368              598              1,143                304
Region:
East                                                                  44               61                127                 36
Ottawa (510)                                                          30               44                103                 31
Kingston-Pembroke (515)                                               14               16                 24                  5
Greater Toronto Area (530)                                           156              300                665                158
Central                                                               98              127                209                 61
Muskoka-Kawarthas (520)                                               16               16                 25                  7
Kitchener-Waterloo-Barrie (540)                                       45               51                 85                 18
Hamilton-Niagara Peninsula (550)                                      37               60                 98                 36
Southwest                                                             48               76                100                 35
London (560)                                                          19               33                 51                 11
Windsor-Sarnia (570)                                                  17               23                 35                 17
Stratford-Bruce Peninsula (580)                                       12               19                 14                  7
North                                                                 22               35                 41                 14
Northeast (590)                                                       14               23                 29                 10
Northwest (595)                                                        7               12                 12                  4
------------------------------------------------------- ----------------- ---------------- ------------------ ------------------

----------------------------------------------------- --------------------------------------------------------------------------
TABLE 33 (CONTINUED)                                                                                                (Thousands)
----------------------------------------------------- --------------------------------------------------------------------------
                                                                 Retail Trade       Personal Services(5)              Education
---------------------------------------------------- ------------------------- -------------------------- ----------------------
---------------------------------------------------- ------------------------- -------------------------- ----------------------
Ontario                                                                   724                        622                    390
Region:
East                                                                       94                         89                     54
Ottawa (510)                                                               66                         61                     38
Kingston-Pembroke (515)                                                    28                         28                     16
Greater Toronto Area (530)                                                308                        253                    160
Central                                                                   181                        153                    103
Muskoka-Kawarthas (520)                                                    26                         18                     12
Kitchener-Waterloo-Barrie (540)                                            70                         58                     43
Hamilton-Niagara Peninsula (550)                                           85                         77                     47
Southwest                                                                  92                         84                     45
London (560)                                                               38                         33                     21
Windsor-Sarnia (570)                                                       35                         34                     17
Stratford-Bruce Peninsula (580)                                            19                         17                      7
North                                                                      49                         43                     27
Northeast (590)                                                            36                         29                     19
Northwest (595)                                                            13                         14                      8
---------------------------------------------------- ------------------------- -------------------------- ----------------------
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TABLE 33 (CONTINUED)                                                                                                (Thousands)
---------------------------------------------------- ---------------------------------------------------------------------------
                                                         Health & Soc. Assistance                         Public Administration
---------------------------------------------------- ----------------------------- ---------------------------------------------
---------------------------------------------------- ----------------------------- ---------------------------------------------
Ontario                                                                       636                                           310
Region:
East                                                                           92                                           124
Ottawa (510)                                                                   62                                           110
Kingston-Pembroke (515)                                                        30                                            13
Greater Toronto Area (530)                                                    241                                            86
Central                                                                       155                                            54
Muskoka-Kawarthas (520)                                                        24                                             6
Kitchener-Waterloo-Barrie (540)                                                60                                            25
Hamilton-Niagara Peninsula (550)                                               71                                            23
Southwest                                                                      96                                            24
London (560)                                                                   44                                             9
Windsor-Sarnia (570)                                                           33                                            11
Stratford-Bruce Peninsula (580)                                                19                                             4
North                                                                          52                                            23
Northeast (590)                                                                38                                            15
Northwest (595)                                                                14                                             7
---------------------------------------------------- ----------------------------- ---------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
All figures are average annual employment levels.
Sub-regional figures may not add up to regional totals due to rounding.
Employment numbers under 1,500 are suppressed because they are statistically unreliable.
See standard deviation and GTA note for Table 32.
Industrial groupings based on North American Industry Classification System (NAICS).
Notes:
1.       Includes Forestry, Fishing, Mining, Oil and Gas.
2.       Includes Transportation and Warehousing, Utilities and Wholesale Trade.
3.       Includes Finance, Insurance, Real Estate and Leasing; Management of Companies, Administrative and Support Services;
         and Professional, Scientific and Technical Services.
4.       Information, Culture and Recreation includes industries such as Publishing, Motion Picture and Sound Recording,
         Broadcasting and Telecommunications, Information Services and Data Processing Services, Performing Arts, Spectator
         Sports and Related Industries, Heritage Institutions and Amusement, Gambling and Recreation.
5.       Includes Accommodation and Food Services and Other Services (such as Repair and Maintenance, Personal and Laundry,
         Religious, Grant-making, Civic, Professional and Similar Organizations).
Sources:          Statistics Canada and Ontario Ministry of Finance.
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--------------------------------------------------------------------------------------------------------------------------------
TABLE 34                                                                                        ONTARIO ECONOMIC REGIONS(1)
--------------------------------------------------------------------------------------------------------------------------------
East
Ottawa (510)                                       The united counties of Stormont, Dundas and Glengarry, Prescott and
                                                   Russell, Leeds and Grenville, the county of Lanark and the Ottawa Division
Kingston-Pembroke (515)                            The counties of Lennox and Addington, Hastings, Renfrew and Frontenac and
                                                   the Prince Edward Division
Central
Muskoka-Kawarthas (520)                            The counties of Northumberland, Peterborough, Haliburton, the Muskoka
                                                   District Municipality and the Kawartha Lakes Division
Kitchener-Waterloo-Barrie (540)                    The counties of Dufferin, Wellington and Simcoe and the Waterloo Regional
                                                   Municipality
Hamilton-Niagara Peninsula (550)                   The county of Brant, the Regional Municipalities of Niagara,
                                                   Haldimand-Norfolk, the Hamilton Division and the City of Burlington in
                                                   Halton Regional Municipality
Greater Toronto Area(2)
Toronto (530)                                      Toronto Division, the Regional Municipalities of Durham, York, Peel and
                                                   Halton (excluding the City of Burlington)
Southwest
London (560)                                       The counties of Oxford, Elgin and Middlesex
Windsor-Sarnia (570)                               The counties of Lambton and Essex and the Chatham-Kent Division
Stratford-Bruce Peninsula (580)                    The counties of Perth, Huron, Bruce and Grey
North
Northeast (590)                                    The districts of Nipissing, Parry Sound, Manitoulin, Sudbury, Timiskaming,
                                                   Cochrane, Algoma and the Greater Sudbury Division
Northwest (595)                                    The districts of Thunder Bay, Rainy River and Kenora
-------------------------------------------------- -----------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Notes:
1.   As defined by Statistics Canada, Standard Geographical Classification SGC 2001.
2.   Economic Region 530 closely matches the GTA, except that it excludes the City of Burlington.
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                                                                   2005 Ontario Economic Outlook and Fiscal Review
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How to Participate in the 2006 Pre-Budget Consultations

ANNEX VII
How to Participate in the
2006 Pre-Budget Consultations
---------------------------------------------------------------------------------------------------------------------------

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How to Participate in the
2006 Pre-Budget Consultations

         The Minister of Finance will be hosting pre-budget consultations with individuals, organizations, associations and other stakeholders across the province as part of the McGuinty government's ongoing dialogue with the citizens of Ontario.

         In particular, the Minister of Finance is interested in hearing Ontarians' views regarding what more the government can do to ensure a productive economy and better services for people, while maintaining the plan to eliminate the deficit no later than 2008-09.

         Information identifying the communities and locations that the Minister plans to visit will be posted at
         www.fin.gov.on.ca in November 2005.  Individuals wishing to appear at one of these consultations can call toll-free, 1-800-263-7965 or 1-800-263-7776 TTY.

         Below you will find additional information on how to participate in the 2006 pre-budget consultations.

Written Submissions
         Individuals and organizations can mail, e-mail or fax submissions directly to the Minister of Finance.

         Mailing Address
         The Honourable Dwight Duncan
         Minister of Finance
         c/o Budget Secretariat
         Frost Building North, 3rd Floor
         95 Grosvenor Street
         Toronto, ON  M7A 1Z1

         E-Mail Address
         submissions@fin.gov.on.ca

         Facsimile
         416-325-0969

On-Line Submissions
         Individuals can also submit ideas for the 2006 Budget by completing a form on the Ministry of Finance Web site at
         www.fin.gov.on.ca.  Click on the "Tell Us What You Think" item in the Hot Topics menu.